As filed with the Securities and Exchange Commission on November 7, 2013
Registration No. 333-192064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

HIPCRICKET, INC.
(Exact name of registrant as specified in its charter)

Delaware	3669	20-0122076
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employee Identification No.)

4400 Carillon Point
Kirkland, Washington  98033
(855) 423-5433
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Thomas J. Virgin
Hipcricket, Inc.
4400 Carillon Point
Kirkland, Washington  98033
(855) 423-5433
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

COPIES TO:
Faith M. Wilson
Perkins Coie LLP
1201 Third Avenue, Suite 4900
Seattle, Washington 98101
(206) 359-3237
Fax: (206) 359-4237

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [X]

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 7, 2013

PROSPECTUS

31,037,500 Shares of Common Stock

This prospectus covers the resale by the selling stockholders named on page 14 of up to 31,037,500 shares of our common stock, $0.0001 par value, which include:

•	23,875,000 shares of common stock held by the selling stockholders; and

•	7,162,500 shares of common stock issuable to the selling stockholders upon exercise of outstanding warrants.

The prices at which the selling stockholders may sell their shares will be determined by the prevailing market price for the shares or in negotiated transactions or in any other manner as described in the section of this prospectus titled “Plan of Distribution.”  We will not receive any of the proceeds from the sale of these shares.  However, we may receive gross proceeds of up to $4,297,500 if all of the warrants are exercised for cash.  If some or all of the warrants are exercised, the money we receive will be used for general corporate purposes, including working capital requirements.  The selling stockholders may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with the sale of their common stock under this prospectus.  We will pay all the expenses incurred in connection with the offering described in this prospectus, with the exception of brokerage expenses, fees, discounts and commissions, which will all be paid by the selling stockholders.  Our common stock is more fully described in the section of this prospectus titled “Description of Securities.”

Our common stock is currently quoted on the Over-the-Counter Bulletin Board under the symbol “HIPP.”  On October 31, 2013, the last reported sale price of our common stock on the Over-the Counter Bulletin Board was $0.47 per share.  You are urged to obtain current market quotations of our common stock before purchasing any of the share being offered for sale pursuant to this prospectus.

Investing in our common stock is highly speculative and involves a high degree of risk.  You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 3 of this prospectus before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2013.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and our consolidated financial statements and the related notes. You should only rely on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover, but the information may have changed since that date.

Unless the context otherwise requires, when we use the words “Hipcricket,” “the Company,” “we,” “us” or “our Company” in this prospectus, we are referring to Hipcricket, Inc., a Delaware corporation. The Company currently does not have any subsidiaries.

Our Company

We provide mobile advertising and mobile marketing technology and services that empower brands, agencies and media companies to engage customers, drive loyalty and increase sales. Our proprietary software-as-a-service AD LIFE platform (the “Platform”) is an end-to-end mobile advertising and marketing solution that allows customers to quickly create, deploy, monitor, and measure interactive mobile marketing and advertising campaigns in real time throughout the campaign lifecycle across multiple networks and devices through a single access point. Using our patented device-detection and proprietary mobile content adaptation software, AD LIFE solves the mobile marketing industry problem of disparate operating systems, device types, and on-screen mobile content rendering. We also provide business-to-consumer utilities, including national mobile couponing solutions, strategic mobile healthcare tools, custom mobile application development, and consumer data tracking and analytics. Our products service advertisers and ad agencies in many vertical markets, including automotive, retail, consumer products, food and beverage, media and broadcast, pharmaceutical and restaurant brands.

Hipcricket®, Augme®, Augme Technologies™, AD LIFE®, AD SERVE®, A+®, Boombox® and the Hipcricket and Augme logos are trademarks of Hipcricket, Inc.

Risk Factors

Investing in our securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the section titled “Risk Factors” following this prospectus summary.

Corporate Information

Our principal executive offices are located at 4400 Carillon Point, Kirkland, Washington 98033. Our telephone number is (855) 423-5433. Our corporate website is www.hipcricket.com. Information contained in or accessible through our website is not part of this prospectus.

We are a corporation organized under the laws of the State of Delaware in March 2000. We were formerly known as Augme Technologies, Inc. and changed our name to Hipcricket, Inc. in August 2013. We have been engaged in the mobile marketing and mobile advertising business since July 2009.

ABOUT THIS OFFERING

Common stock offered by selling stockholders:
Up to 31,037,500 shares of our common stock, consisting of:
(i) 23,875,000 shares of common stock issued pursuant to a securities purchase agreement entered into on October 3, 2013; and (ii) 7,162,500 shares of common stock underlying warrants issued on October 4, 2013 in conjunction with the sale of our common stock.

Common stock outstanding as of November 1, 2013:	154,477,359
Use of Proceeds:	We will not receive any of the proceeds from those sales. We will only receive proceeds if the selling stockholders exercise the warrants for cash. See “Use of Proceeds.”
Offering Price:	The selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.
Risk Factors:	Investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3.
Over-the-Counter Bulletin Board Symbol:	HIPP

RISK FACTORS

This offering involves a high degree of risk.  You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and the notes to those statements, before you purchase our common stock.  The risks and uncertainties described below are not the only ones facing us.  Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business.  If the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We have incurred a net loss from operations for the last three fiscal years.  We cannot anticipate with certainty what our earnings, if any, will be in any future period.

We have incurred a net loss from operations for each of the last three fiscal years.  For the fiscal years 2013, 2012, and 2011, our net loss from operations was $48.8 million, $22.6 million, and $12.5 million, respectively.  For the last fiscal year ended February 28, 2013, we had negative operating cash flows of $13.1 million.  Our ability to generate positive cash flows from operations and net income is dependent, among other things, on the acceptance of our products in the marketplace, market conditions, cost control, and our ability to raise capital on acceptable terms.  The financial statements included elsewhere in this prospectus do not include any adjustments that might result from the outcome of these uncertainties.  Furthermore, developing and expanding our business may require additional capital and other expenditures.  Accordingly, if we are not able to increase our revenue, we may never achieve or sustain profitability.

We are likely to need additional financing from time-to-time in order to continue our operations.  Financing may not be available to us when we need it.

Although we recently completed a $9.6 million financing, in the future we may need additional financing to continue our operations.  Financing may not be available to us on commercially reasonable terms, if at all, when we need it.  There is no assurance that we will be successful in raising additional capital or that the proceeds of any future financings will be sufficient to meet our future capital needs.

We are party to a loan agreement that contains operating and financial covenants that may restrict our business and financing activities.  If we are unable to satisfy these covenants, the lender could demand immediate repayment of its loans made to us.

In May 2013, we entered into a loan and security agreement with Silicon Valley Bank for a $5.0 million asset backed revolving line of credit.  Borrowings under this loan agreement are secured by substantially all of our assets, excluding our intellectual property.  The agreement contains certain customary covenants that will, subject to limited exceptions, require Silicon Valley Bank’s approval to, among other things, (i) transfer any part of our business or business property not associated with normal operations of the company, (ii) merge or consolidate with another company, (iii) create liens, (iv) pay dividends, or (v) make materials our business.  The loan and security agreement also requires us to maintain a minimum tangible net worth of at least negative $1.25 million, subject to adjustment.  A breach of any of these covenants could result in a default under the agreement, which could cause all of the outstanding indebtedness under the agreement to become immediately due and payable and terminate Silicon Valley Bank’s commitment to extend further credit.  If we are unable to generate sufficient cash available to repay our obligations when they become due and payable, either when they mature or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all.

Impairment in the carrying value of goodwill or other assets could negatively affect our results of operations and net worth.

Pursuant to accounting principles generally accepted in the U.S., we are required to annually assess our goodwill and indefinite-lived intangible assets to determine if they are impaired.  In addition, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred.  If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or other intangible assets in the period the determination is made.  Disruptions to our business, market conditions and protracted economic weakness, unexpected significant declines in operating results, divestitures and market capitalization declines may result in additional charges for goodwill and other asset impairments.  We have significant intangible assets, including goodwill with an indefinite life, which are susceptible to valuation adjustments as a result of changes in such factors and conditions.  We assess the potential impairment of goodwill and indefinite-lived intangible assets on an annual basis, as well as when interim events or changes in circumstances indicate that the carrying value may not be recoverable.  We assess definite lived intangible assets when events or changes in circumstances indicate that the carrying value may not be recoverable.

During fiscal year 2013, we impaired $3.5 million of our capitalized patent litigation costs due to developments and/or settlements in the related cases, $25.9 million of our goodwill, and $8.4 million of our patents acquired in business combinations.  Materially different assumptions regarding the future performance of our businesses or significant declines in our stock price could result in goodwill impairment losses.  Specifically, an unanticipated deterioration in revenues and gross margins generated by our mobile marketing business could trigger future impairment.  We also evaluate other assets on our balance sheet whenever events or changes in circumstances indicate that their carrying value may not be recoverable.  Materially different assumptions regarding the future performance of our businesses could result in significant asset impairment losses.

We have undergone management changes beginning in June 2010 and continuing through March 2013, which could adversely impact our ability to successfully implement our business strategy.

Since June 2010, we have had a number of changes to the management team and board of directors.  There can be no assurance that our new management team will function together successfully to implement our business strategy.  Our performance is dependent on the services of our management, as well as on our ability to recruit, retain and motivate other key employees in the fields of engineering, marketing and finance.

We had two acquisitions during the fiscal year 2012 and one acquisition during the fiscal year 2013.  Our business could suffer if we are unsuccessful in integrating acquisitions.

We acquired two companies during the fiscal year ended February 29, 2012 and one company during the fiscal year ended February 28, 2013.  We may acquire additional companies in the future.  These transactions create risks such as disruption of our ongoing business, including loss of management focus on existing business, problems retaining key personnel, additional operating losses and expenses of the businesses we acquired, and the difficulty of integrating accounting, management and other administrative systems to permit effective management.  In addition, valuations supporting our acquisitions could change rapidly given the current economic climate.  We could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could adversely impact our financial results.

Future advertising and competition in the mobile device market may render our technology obsolete.  If that were to happen, it would have a material, adverse effect on our business and results of operations.

Newer technology may render our technology obsolete which would have a material, adverse effect on our business and results of operations.  We may also be required to collaborate with third parties to develop our products and may not be able to do so in a timely and cost-effective manner, if at all.

Mobile connected device users may choose not to allow marketing or advertising on their devices.

The success of our business model depends on our ability to deliver content to consumers on their mobile connected devices.  Targeted delivery is done primarily through analysis of data, much of which is collected on the basis of user-provided permissions.  Users may elect not to allow data sharing for a number of reasons, such as privacy and security concerns, or pricing mechanisms that may charge the user based upon the amount or types of data consumed on the device.  Users may also elect to opt out of receiving targeted advertising from our platform.  In addition, the designers of mobile device operating systems are increasingly promoting features that allow device users to disable some of the functionality that facilitates tracking, targeting and content delivery, which may impair or disable our services on their devices, and device manufacturers may include these features as part of their standard device specifications.  Companies may develop products that enable users to prevent ads from appearing on their mobile device screens.  If any of these developments were to occur, our ability to deliver effective mobile marketing and advertising campaigns on behalf of our customers would suffer, which could adversely impact our operating results.

Information technology, network and data security risks could harm our business.

Our business faces security risks.  Our failure to adequately address these risks could have an adverse effect on our business and reputation.  Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to our customers.

We rely on third parties to provide services to us.  If we were to lose the services of these providers, we may not be able to find other providers who are as cost effective.  This could harm our business and our results of operations.

We rely on certain technology services provided to us by third parties, and there can be no assurance that these third party service providers will be available to us in the future on acceptable commercial terms or at all.  If we were to lose one or more of these service providers, we may not be able to replace them in a cost effective manner, or at all.  This could harm our business and our results of operations.

We must invest in technological innovation in order to stay competitive.  If we fail to make investments in technological innovations, our business and results of operations could be adversely affected.

If we fail to invest sufficiently in research and product development, then our products could become less attractive to potential customers, which could have a material adverse effect on our results of operations and financial condition.

New laws or regulations could adversely affect our business and results of operations.

A number of laws and regulations may be adopted with respect to the Internet or other mobile device services covering issues such as user privacy, “indecent” materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security.  Adoption of any such laws or regulations might impact our ability to deliver increasing levels of technological innovation and will likely add to the cost of making our products, which would adversely affect our results of operations.

The steps we have taken to protect our intellectual property rights may not be adequate.

We rely on a combination of contractual rights, trademarks, trade secrets, patents and copyrights to establish and protect our intellectual property rights.  These offer only limited protection, however, and the steps we have taken to protect our proprietary technology may not deter its misuse, theft or misappropriation.  Any of our patents, copyrights, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation.  Competitors may independently develop technologies or products that are substantially equivalent or superior to our solutions.  Competitors may hire our former employees who may misappropriate our proprietary technology or misuse our confidential information.  Although we rely in part upon confidentiality agreements with our employees, consultants and other third parties to protect our trade secrets and other confidential information, those agreements may not effectively prevent disclosure of trade secrets and other confidential information and may not provide an adequate remedy in the event of misappropriation of trade secrets or unauthorized disclosure of confidential information.  In addition, others may independently discover our trade secrets and confidential information, and in such cases we could not assert any trade secret rights against such parties.

Our issued patents have been in the past and may in the future be challenged by third parties, and our pending patent applications may never be granted at all.  It is possible that innovations for which we seek patent protection may not be protectable.  Additionally, the process of obtaining patent protection is expensive and time consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.  There can be no assurance that any patents will have the coverage originally sought or adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain.  Any patents that are issued may be invalidated or otherwise limited, or may lapse or may be abandoned, enabling other companies to better develop products that compete with our solutions, which could adversely affect our competitive business position, business prospects and financial condition.

We cannot assure you that the measures we have taken to protect our intellectual property will adequately protect us, and any failure to protect our intellectual property could have a material adverse effect on our business, operating results and financial condition.

If our legal actions against third parties for alleged infringement of our intellectual property rights are not resolved in our favor, our business and prospects may be impaired.

We believe that some of our competitors have inappropriately incorporated our proprietary technology into their products.  We are engaged in a number of legal actions against third parties for alleged infringement of our intellectual property rights but we cannot guarantee the outcome of these actions.  We will incur significant costs in this litigation and there can be no assurance that we will prevail or that any damages we receive will cover our costs.  Furthermore, the litigation may divert our technical and management personnel from their normal responsibilities.  The occurrence of any of the foregoing could adversely affect our ability to pursue our business plan.  In addition, if the court determines that the patents in question are not as broad as currently believed, or otherwise issues rulings that limit the protection provided by such patents, we may suffer adverse effects from the loss of competitive advantage and our ability to offer unique products and technologies based on such patents.  As a result, there could be an adverse impact on our financial condition and business prospects.

Third parties claiming that we infringe their intellectual property rights could cause us to incur significant legal expenses and prevent us from selling one or more of  our solutions or features of our solutions.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights.  In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them.  The litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our potential patents may provide little or no deterrence.  We have received, and may in the future receive, notices that claim we have infringed, misappropriated or otherwise violated another party’s intellectual property rights.  To the extent we gain greater visibility, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to software technologies.  There may be third-party intellectual property rights, including issued or pending patents, that cover significant aspects of our technologies or business methods.  Any intellectual property claims made against us, with or without merit, could be very time consuming, could be expensive to settle or litigate and could divert our management’s attention and other resources.  These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights.  These claims could also result in our having to stop using technology found to be in violation of a third party’s rights.  We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all.  Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses.  As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense.  If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of one or more of our solutions or features of our solutions and may be unable to compete effectively.  Any of these results would harm our business, operating results and financial condition.

In addition, our agreements with customers and channel partners include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for damages caused by us to property or persons.  Large indemnity payments could harm our business, operating results and financial condition.

Regulations under the Securities Exchange Act of 1934, as amended, require public companies to maintain disclosure controls and procedures.  As of February 28, 2013, our disclosure controls and procedures were not effective at the reasonable assurance level due to a material weakness.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, concluded that, as of February 28, 2013, our disclosure controls and procedures were ineffective due to material weaknesses in our internal control over financial reporting.  The material weaknesses were caused by the lack of personnel resources with an appropriate level of technical knowledge, experience and training in the accounting for business combinations and the preparation and review of the income tax provision and related income tax financial statement disclosure.  This control deficiency resulted in the restatement of our financial statements for the fiscal year ended February 29, 2012 and our unaudited quarterly financial information for each of the quarters and year-to-date periods ended August 31, 2011, November 30, 2011, February 29, 2012, May 31, 2012, August 31, 2012 and November 30, 2012, as described in Note 3 of the notes to our consolidated financial statements included in this prospectus.

We have continued our efforts to remediate the identified material weaknesses by improving our internal controls and procedures by ensuring we have resources with sufficient knowledge and understanding of applicable generally accepted accounting principles and regulatory reporting requirements for our industry, including contracting the services of third party income tax accountants.

We cannot provide assurance that we will not be subject to material weaknesses in the future.  Our failure to achieve and maintain an effective internal control environment could result in the loss of investors’ confidence in our financial reporting, our financial statements being unreliable, and a material decline in our stock price.  Our failure to maintain effective internal control over our financial reporting and disclosure controls and procedures could result in investigations, enforcement actions, and monetary and other sanctions by regulatory authorities, which could adversely affect our business and financial condition.

The passage of “do not track” legislation could have a material adverse impact on our business.

Internet privacy is an ongoing issue of concern to consumers.  A survey released by Pew Internet in March 2012 on search engine use found that 73% of respondents said they would “not be OK” with search engines tracking their searches.  According to the survey, the respondents believed that using tracked information from past searches to personalize their future searches was an invasion of their privacy.  Pew Internet found that this applied to all age groups.  In late 2010, the Federal Trade Commission (“FTC”) and the Department of Commerce  each issued a staff report proposing new frameworks for consumer privacy protection; the FTC report called for federal “Do Not Track” legislation.  The FTC has also increased its enforcement actions against companies that fail to live up to their privacy or data security commitments to consumers.  A number of privacy and data security bills have been introduced in Congress that address the collection, maintenance and use of personal information, web browsing and geo-location data, and establish data security and breach notification requirements.  Some state legislatures have adopted legislation that regulates how businesses operate on the Internet, including measures relating to privacy, data security and data breaches.  Several Congressional hearings have examined privacy implications for online, offline and mobile data.  Messaging using SMS and multimedia messaging services (“MMS”) is always permission based, but if “do not track” legislation is passed, it could negatively impact our mobile advertising network.  Any significant restriction on our ability to utilize these functions could have a material adverse result on our business, revenues and results of operations.

Our business and future plans are dependent upon key individuals and the ability to attract qualified personnel.

In order to execute our business, we will be dependent upon our executive officers, the loss of which could have a material adverse effect on our business.  Moreover our success continues to depend to a significant extent on our ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel.  Competition for such personnel is intense, and there can be no assurance that we will be successful in identifying, attracting, hiring, training and retaining such personnel in the future.  The competition for software developers is especially intense because the software market has significantly expanded over the past several years.  If we are unable to hire, assimilate and retain such qualified personnel in the future, our business, operating results, and financial condition could be materially adversely effected.  We may also depend on third party contractors and other partners to expand our services or develop future enhancements thereto.  There can be no assurance that we will be successful in either attracting and retaining qualified personnel, or creating arrangements with third parties.  The failure to succeed in these endeavors could have a material adverse effect on our business and results of operations.

We are dependent on a small number of customers for a large portion of our sales and a loss of any customer that accounts for a large portion of our revenue would cause our revenue to decline substantially.

Sales to two customers accounted for approximately 16% of our revenue in fiscal year 2013.  Contracts with our customers generally have no specified term.  If  revenues from key customers decline for any reason (such as competitive developments), our revenues would decline and our ability to become profitable would be impaired.  It is important to our ongoing success that we maintain these key customer relationships and at the same time develop new customer relationships.

We cannot guarantee that we will have the resources or the expertise to compete against larger, more established providers of marketing applications and services.

Competition in the market of mobile marketing applications and services is intense.  Our products face competition from many larger, more established companies.  In addition, the introduction of competing products or services could result in a decrease in the price charged by our competitors for their products and services, reduce demand for our products and services or even make our products and services obsolete, any of which would have a material adverse effect on our business, operating results and financial condition.  There can be no assurance that we will be able to compete successfully with our existing or potential competitors, some of whom may have substantially greater financial, technical, and marketing resources, longer operating histories, greater name recognition or more established relationships in the industry.

Risks Relating to Ownership of Our Securities

Our common stock is considered a “penny stock.”  The application of the “penny stock” rules to our common stock could limit the trading and liquidity of our common stock, adversely affect the market price of our common stock and increase the transaction costs to sell those shares.

Our common stock is a “low-priced” security or “penny stock” under rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealers’ duties in selling the stock, the customer’s rights and remedies and certain market and other information.  Furthermore, broker-dealers must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives.  Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer.  The effect of these restrictions will likely decrease the willingness of broker-dealers to make a market in our common stock, will decrease liquidity of our common stock and will increase transaction costs for sales and purchases of our common stock as compared to other securities.

We do not expect to pay dividends for the foreseeable future, and we may never pay dividends.  Investors seeking cash dividends should not purchase our common stock.

We currently intend to retain any future earnings to support the development of our business and do not anticipate paying cash dividends in the foreseeable future.  Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including, among others, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements to which we may be a party at the time.  In addition, our ability to pay dividends on our common stock may be limited by Delaware state law.  Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment.  Investors seeking cash dividends should not purchase our common stock.

Future securities issuances by us may have dilutive or adverse effects on our existing shareholders.

We historically have financed our operations and strategic acquisitions primarily through the sale of common stock or other securities convertible or exchangeable for our common stock.  We may in the future issue additional shares of common stock or convertible securities that could dilute the ownership interest of existing shareholders or may include terms that give new investors rights superior to existing shareholders.  Moreover, any issuances by us of equity securities may be at or below the prevailing market price of our common stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our common stock to decline.  We may also raise additional funds through the incurrence of debt, and the holders of any debt we may issue would have liquidation and other rights superior to those of existing shareholders.

We expect a substantial number of shares will become available for resale in the near future, which may adversely impact any trading market that may develop for our common stock.

As of November 1, 2013, we had outstanding 154,477,359 shares of common stock.  Of these, 23,875,000 shares may be immediately sold pursuant to the registration statement of which this prospectus is a part and approximately 12,302,800 shares may be sold exclusively pursuant to Rule 144 under the Securities Act or 1933, as amended (the “Securities Act”) or a similar exemption from registration.

We have also filed Form S-8 registration statements under the Securities Act to register all shares of common stock that we may issue under our equity compensation plans.  These shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

The availability of a substantial number of shares for resale under registration statements or pursuant to Rule 144 may adversely the trading market for our common stock or reduce the price at which such shares may be sold.

Provisions in our certificate of incorporation and bylaws could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which our common stockholders might otherwise receive a premium price for their shares.  These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock.  In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors.  Among other things, these provisions:

●	establish a classified board of directors such that not all members of the board are elected at one time;

●	allow the authorized number of our directors to be changed only by resolution of our board of directors;

●	limit the manner in which stockholders can remove directors from the board;

●	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and for nominations to our board of directors;

●	limit who may call stockholder meetings;

●	authorize our board of directors to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership or voting power of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

●	require the approval of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

Limitations on director liability and our indemnification of officers and directors may discourage stockholders from bringing suit against a director or officer.

Our certificate of incorporation states that our directors shall not be personally liable to us or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of the Delaware General Corporation Law or shall be liable because the director (1) shall have breached his duty of loyalty to us or our stockholders; (2) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or (3) shall have derived an improper personal benefit.  Our certificate further states that the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as amended in the future. Our certificate and bylaws further provide for indemnification and advancement of expenses, to the fullest extent authorized by Delaware law, to any person who is or was made a party to or is in any way involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director or officer of our Company or was serving at our request as a director or officer of another entity. Furthermore, we have entered into indemnification agreements with each of our executive officers and directors.  The provisions of our certificate of incorporation and our obligations under the indemnification agreements may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director or officer.

The Over-the-Counter Bulletin Board  is a quotation system, not an issuer listing service, market or exchange.  Therefore, buying and selling stock on the Over-the-Counter Bulletin Board is not as efficient as buying and selling stock through an exchange.  As a result, it may be difficult for you to sell your common stock or you may not be able to sell your common stock for an optimum trading price.

The Over-the-Counter Bulletin Board (the “OTC Bulletin Board”), on which our common stock is quoted, is a regulated quotation service that displays real-time quotes, last sale prices and volume limitations in over-the-counter securities.  Because trades and quotations on the OTC Bulletin Board involve a manual process, the market information for such securities cannot be guaranteed.  In addition, quote information, or even firm quotes, may not be available.  The manual execution process may delay order processing and intervening price fluctuations may result in the failure of a limit order to execute or the execution of a market order at a significantly different price.  Execution of trades, execution reporting and the delivery of legal trade confirmations may be delayed significantly.  Consequently, you may not be able to sell shares of our common stock at the optimum trading prices.

When fewer shares of a security are being traded on the OTC Bulletin Board, volatility of prices may increase and price movement may outpace the ability to deliver accurate quote information.  Lower trading volumes in a security may result in a lower likelihood of an individual’s orders being executed, and current prices may differ significantly from the price you were quoted by the OTC Bulletin Board at the time of the order entry.  Orders for OTC Bulletin Board securities may not be canceled or edited like orders for other securities.  All requests to change or cancel an order must be submitted to, received and processed by the OTC Bulletin Board.  Due to the manual order processing involved in handling OTC Bulletin Board trades, order processing and reporting may be delayed, and you may not be able to cancel or edit your order.  Consequently, you may not be able to sell shares of common stock at the optimum trading prices.

The dealer’s spread (the difference between the bid and ask prices) may be large and may result in substantial losses to the seller of securities on the OTC Bulletin Board if the common stock or other security must be sold immediately.  Further, purchasers of securities may incur an immediate “paper” loss due to the price spread.  Moreover, dealers trading on the OTC Bulletin Board may not have a bid price for securities bought and sold through the OTC Bulletin Board.  Due to the foregoing, demand for securities that are traded through the OTC Bulletin Board may be decreased or eliminated.

Our stock price is volatile, and you may not be able to resell your shares at or above the price you paid.  In addition, volatility in the price of our common stock may subject us to securities litigation resulting in substantial costs and liabilities and diverting management’s attention and resources.

The trading price of our common stock is highly volatile and subject to wide fluctuations in price in response to various factors, some of which are beyond our control.  These factors include:

●	quarterly variations in our results of operations;

●	changes in estimates of our financial results;

●	investors’ general perception of us;

●	disruption of our operations;

●	the emergence of new sales channels in which we are unable to effectively compete;

●	commencement of, or our involvement in, litigation;

●	any major changes in our board or management; and

●	changes in governmental regulations or in the status of our regulatory approvals.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.  These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance.

Also, our common stock trades on the OTC Bulletin Board.  The OTC Bulletin Board tends to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make a market in particular stocks.  There is a greater chance of market volatility for securities that trade on the OTC Bulletin Board as opposed to a national exchange or quotation system.

Further, the trading volume in our stock is very limited, which causes high price volatility.  In addition, because of the limited volume of trading, the last quoted sales price may not represent a price at which you could sell a significant number of shares, and any sustained selling of shares may dramatically reduce the price of the shares.  As a result, you may not be able to resell your shares at a favorable price, or at all.

In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities.  We may in the future be a target of similar litigation.  Securities litigation could result in substantial costs and liabilities and could divert management’s attention from our day-to-day operations and consume resources, such as cash.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements regarding, among other things, our projected sales and profitability, our growth strategies, anticipated trends in our industry, our anticipated needs for working capital, our future financing plans, our ability to raise capital, our future financial position, prospects and plans, and objectives of management.  You can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions.  You also can identify them by the fact that they do not relate strictly to historical or current facts.  Forward-looking statements reflect our current views with respect to future events and are based on assumptions.  Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict.  Our actual results may differ materially from those indicated by our forward-looking statements as a result of various factors, including the risks and uncertainties described in the section of this prospectus titled “Risk Factors.”

Factors that might affect our forward-looking statements include, among other things:

●	overall economic and business conditions;

●	the demand for our products and services;

●	competitive factors in our industry;

●	the results of our pending and any future litigation;

●	the emergence of new technologies which compete with our product and service offerings;

●	our cash position and uses of cash;

●	capital market conditions, including availability of funding sources;

●	the strength of our intellectual property portfolio;

●	changes in government regulations related to our industry; and

●	other specific risks referred to in the section titled “Risk Factors.”

Our forward-looking statements are based on information currently available to us and speak only as of the date of this prospectus.  Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments.  You therefore should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

This prospectus may contain market data related to our business, which may have been included in articles published by independent industry sources.  Although we believe these sources are reliable, we have not independently verified this market data.  This market data includes projections that are based on a number of assumptions.  If any one or more of these assumptions turns out to be incorrect, actual results may differ materially from the projections based on these assumptions.

USE OF PROCEEDS

We are registering the shares of common stock offered by this prospectus for sale by the selling stockholders identified in the section of this prospectus entitled “Selling Stockholders.”  We will not receive any of the proceeds from the sale of these shares.  However, if all of the warrants held by the selling stockholders are exercised for cash, we will receive  gross proceeds of $4.3 million, which will be used for general working capital purposes.  We will pay all expenses incurred in connection with the offering described in this prospectus.  We are registering the shares in this offering pursuant to the terms of the registration rights agreement entered into between the Company and the selling stockholders dated October 4, 2013.  Our common stock is more fully described in the section of this prospectus titled “Description of Securities.”

SELLING STOCKHOLDERS

This prospectus covers the resale from time to time by the selling stockholders identified below of 31,037,500 shares of our common stock, which amount includes 7,162,500 shares issuable upon the exercise of warrants held by the selling stockholders.  The common stock and warrants were issued in a private placement that closed on October  4, 2013.  The warrants have a term of five years and an exercise price of $0.60 per common share.  The warrants may be exercised by the holders at any time and include a cashless exercise provision.  The warrants also contain provisions providing for an adjustment in the underlying number of common shares and exercise price in the event of stock dividends and splits, pro rata distributions and fundamental transactions.  The warrants do not contain any price protection provisions.  Additionally, the warrants contain limitation on the holders’ ability to exercise the warrants in the event such exercise causes the holder to beneficially own in excess of 4.99% of our issued and outstanding common stock, subject to a discretionary increase in such limitation by the holder to 9.99% upon 60 days’ notice.

The common stock and warrants sold in the private placement were offered and sold in reliance on the exemption from registration afforded by Section 4(a)(2) and Rule 506(b) of Regulation D promulgated under the Securities Act.  Each investor in the private placement represented to us that it is an accredited investor and that it was acquiring the common stock and warrants for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof in a manner that would violate the Securities Act or any applicable state securities law.

Unless otherwise indicated in the footnotes below, no selling stockholder (i) has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates other than as a result of the ownership of our securities, or (ii) is a broker-dealer or an  affiliate of a broker-dealer.

The following table and the accompanying footnotes are based in part on information supplied to us by the selling stockholders.  The table and footnotes assume that the selling stockholders will sell all of the shares listed.  However, because the selling stockholders may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of any sales.  We do not know how long the selling stockholders will hold the shares before selling them.  See our discussion titled “Plan of Distribution” for further information regarding the selling stockholders’ method of distribution of these shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock.  Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of November 1, 2013 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person.  Except as otherwise noted in the footnotes below, we believe the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable.  The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the person named below.

The table below sets forth, to our knowledge, information about the selling stockholders as of November 1, 2013.  Information about the selling stockholders may change from time to time.  We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

	Shares Beneficially Owned Prior to the Offering		Number of Shares Being	Shares Beneficially Owned After the Offering (2)
Name	Number	Percent (1)	Offered	Number	Percent (1)

Aspire Capital Fund, LLC (3)	1,625,000	1.05%	1,625,000	0	0.00%
Jon C. Baker (4)	3,224,533	2.08%	1,625,000	1,599,533	1.03%
Diker Micro-Cap Fund LP (5)	3,250,000	2.09%	3,250,000	0	0.00%
Unterberg Koller Capital Fund, L.P. (6)	13,000,000	8.26%	13,000,000	0	0.00%
Lindsay Gruber Dunham (7)	162,500	*	162,500	0	0.00%
Jon D. and Linda W. Gruber Trust (8)	1,950,000	1.26%	1,950,000	0	0.00%
Jonathan Wyatt Gruber (9)	162,500	*	162,500	0	0.00%
Lincoln Park Capital Fund, LLC (10)	1,322,704	*	812,500	510,204	*
Robert F. Moriarty (11)	1,625,000	1.05%	1,625,000	0	0.00%
William L. Musser (12)(13)	975,000	*	975,000	0	0.00%
New Frontier Capital, LP (13)	2,275,000	1.47%	1,750,000	0	0.00%
Wall Street Capital Partners, LP (14)	1,950,000	1.26%	1,950,000	0	0.00%
David R. Wilmerding (15)	3,093,622	1.98%	1,625,000	1,468,622	*

*	Less than 1.00%.

(1)	Applicable percentage ownership is based on 154,477,359 shares of our common stock outstanding as of November 1, 2013.

(2)	Assumes the sale of all shares offered in this prospectus and no sales of any shares held by any selling stockholder as of November 1, 2013 that are not registered for resale under this prospectus.

(3)
The number of shares being offered includes 375,000 shares of common stock issuable upon exercise of warrants.  Aspire Capital Partners, LLC is the managing member of Aspire Capital Fund, LLC.  SGM Holdings Corp. is the managing member of Aspire Capital Partners, LLC.  Steven G. Martin is the president and sole shareholder of SGM Holdings Corp.  Erik J. Brown and Cristos Komissopoulis are principals of Aspire Capital Partners, LLC.  Each  may be deemed to have shared voting and dispositive with respect to the securities owned by Aspire Capital Fund, LLC.  Each of Aspire Capital Partners, LLC, SGM Holdings Corp., Mr. Martin, Mr. Brown and Mr. Komissopoulos disclaims beneficial ownership of the securities held by Aspire Capital Fund, LLC., except to the extent of their pecuniary interest therein.

(4)	The number of shares being offered includes 375,000 shares of common stock issuable upon exercise of warrants.

(5)
The number of shares being offered includes 750,000 shares of common stock issuable upon exercise of warrants.  Diker Management LLC (“Diker Management”) is the investment manager to Diker Micro-Cap Fund LP (“Diker Micro-Cap”).  The managing members of Diker Management are Charles Diker and Mark N. Diker (together, the “Diker Managers”).  Diker Management and the Diker Managers may be deemed to beneficially own the securities held by Diker Micro-Cap.  Diker Management and the Diker Managers each disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

(6)
The number of shares being offered includes 3,000,000 shares of common stock issuable upon exercise of warrants. Diker Management is the investment manager to Unterberg Koller Capital Fund, L.P (the "Unterberg Koller Fund").  The managing members of Diker Management are Charles Diker and Mark N. Diker (together, the “Diker Managers”).  Diker Management and the Diker Managers may be deemed to beneficially own the securities held by the Unterberg Koller Fund.  Diker Management and the Diker Managers each disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

(7)	The number of shares being offered includes 37,500 shares of common stock issuable upon exercise of warrants.

(8)
The number of shares being offered includes 450,000 shares of common stock issuable upon exercise of warrants.  Jon D. Gruber, as Trustee of the Jon D. and Linda W. Gruber Trust, has sole voting and dispositive power with respect to these shares.

(9)	The number of shares being offered includes 37,500 shares of common stock issuable upon exercise of warrants.

(10)
The number of shares being offered includes 187,500 shares of common stock issuable upon exercise of warrants.  Josh Scheinfeld and Jonathan Cope, the managing members of Lincoln Park Capital, LLC, have shared voting and dispositive power with respect to the shares held by Lincoln Park Capital Fund, LLC.

(11)	The number of shares being offered includes 375,000 shares of common stock issuable upon exercise of warrants.

(12)	The number of shares being offered includes 225,000 shares of common stock issuable upon exercise of warrants. Mr. Musser is a general partner of New Frontier Capital, L.P.

(13)
The number of shares being offered includes 525,000 shares of common stock issuable upon exercise of warrants.  William L. Musser is the general partner of New Frontier Capital, LP  and has sole voting and dispositive power over the shares.

(14)
The number of shares being offered includes 450,000 shares of common stock issuable upon exercise of warrants.  Jeffrey Alan Kone, in his capacity as managing member of Wall Street Capital Partners L.P., has voting and dispositive authority over the shares owned by Wall Street Capital Partners L.P

(15)	The number of shares being offered includes 375,000 shares of common stock issuable upon exercise of warrants.

PLAN OF DISTRIBUTION

We are registering for resale by the selling stockholders and certain transferees a total of 31,037,500 shares of common stock, of which 23,875,000 shares are issued and outstanding and up to 7,162,500 shares are issuable upon exercise of warrants.  We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock, although we may receive up to $4.3 million upon the exercise of all of the warrants by the selling stockholders.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected  in transactions, which may involve crosses or block transactions.  The selling stockholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately-negotiated transactions;

●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

●	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

In addition, any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders will sell their shares of common stock subject to the following:

●	each sale may be made at market price prevailing at the time of such sale, at negotiated prices, at fixed prices or at carrying prices determined at the time of sale;

●	some or all of the shares of common stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions or hedging transactions. The selling stockholders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions or loan or pledge shares of common stock to broker-dealers or agents that in turn may sell such shares; and

●	in connection with such sales through one or more underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and may receive commissions from the purchasers of the shares of common stock for whom they act as broker-dealer or agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transaction involved). Any broker-dealer or agent participating in any such sale may be deemed to be an “underwriter” within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any share of common stock from or through such broker-dealer or agent. We have been advised that, as of the date hereof, none of the selling stockholders have made any arrangements with any broker-dealer or agent for the sale of their shares of common stock.

The selling stockholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profits realized by the selling stockholders and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

Selling stockholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

If required at the time a particular offering of the shares of common stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-deals or agents, any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

We will pay all expenses of the registration of the shares of common stock including, without limitation, SEC filing fees and expenses of compliance with the state securities of “blue sky” laws.  The selling stockholders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholders, if any.  We have agreed to indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, or the selling stockholder will be entitled to contribution.  The selling stockholders have agreed to indemnify us against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholders for use in this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus forms a part effective until the earlier of October 4, 2015 and such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or Rule 144 or may be resold pursuant to Rule 144 without regard to the current public information required thereunder and without volume or manner-of-sale restrictions.

DESCRIPTION OF SECURITIES

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws.  We have filed copies of these documents with the SEC as exhibits to the registration statement of which this prospectus forms a part.  As of November 1, 2013, we have 250,000,000 authorized shares of common stock and 25,000,000 authorized shares of preferred stock, all of which preferred stock is undesignated.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights.  An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.  Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.  Holders of common stock have no preemptive, subscription, redemption or conversion rights.  Our outstanding shares of common stock are validly issued, fully paid and nonassessable.  The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval.  Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances.  The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.  There are currently no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

Staggered Board

Our certificate of incorporation divides our board of directors into three classes with staggered three year terms.  In addition, our certificate of incorporation provides that directors may be removed (i) without cause only by the affirmative vote of the holders of 66-2/3% of the votes that all our stockholders would be entitled to cast in any election of directors (the “Voting Stock”) or (ii) with cause by the affirmative vote of the holders of a majority of our then outstanding Voting Stock, voting together as a single class.  Vacancies on the board resulting from the death, resignation or removal of a director may be filled by either the affirmative vote of the voting power of the then outstanding Voting Stock, voting together as a single class, or by the affirmative vote of the remaining directors then in office.  However, our certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of our board of directors and newly created directorships resulting from any increase in the number of directors must be filled by the affirmative vote of the directors then in office, unless the board of directors determines by resolution that such newly created directorship shall be filled by the stockholders.  The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors, and fill newly-created directorships could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of any exchange on which our shares may be listed.  These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans.  The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations; Stockholder Action

Our certificate of incorporation provides that, except as otherwise required by law, special meetings of the stockholders can only be called by our board of directors and the chairman of the board (or the chief executive officer if there is no chairman).  In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors.  Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of the meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting.  These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Super Majority Voting

The General Corporation Law of the State of Delaware (“DGCL”) provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.  Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 66-2/3% of the Voting Stock, voting together as a single class.  In addition, the affirmative vote of the holders of at least 66-2/3% of the Voting Stock, voting together as a single class, is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation.

Delaware Business Combination Statute

Section 203 of the DGCL provides that, subject to exceptions set forth therein, an “interested stockholder” of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•             prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•             upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•             on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an “interested stockholder” is defined to include:

•             any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•             the affiliates and associates of any such person.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.  We have not elected to be exempt from the restrictions imposed under Section 203.  The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder.  Such provisions also may have the effect of preventing changes in our management.  It is possible that such provisions could make it more difficult to accomplish transactions, which our stockholders may otherwise deem to be in their best interests.

Limitation of Liability and Indemnification

Delaware Law

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.  The statute provides that indemnification pursuant to these provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Amended and Restated Certificate of Incorporation

Pursuant to Article Eight of our certificate of incorporation (“Article Eight”), we are authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents (and any other persons to which Delaware law permits us to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to action for breach of duty to us, our stockholders and others.

Article Eight also states that our directors shall not be personally liable to us or any stockholder for monetary damages for breach of fiduciary duty as a director, except of any matter in respect of which such director shall be liable under Section 174 of the DGCL or shall be liable because the director (1) shall have breached his duty of loyalty to us or our stockholders, (2) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, or (3) shall have derived an improper personal benefit.  Article Eight further states that the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL as amended at any time in the future.

Under Article Eight and Article Six of our bylaws, any person who was or is made a party or is threatened to be made a party to or is in any way involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including any appeal therefrom, by reason of the fact that he is or was a director or officer of our Company or was serving at our request as a director or officer of another entity or enterprise (including any subsidiary), shall be indemnified and held harmless by us and we are required to advance all expenses incurred by such person in defense of any such proceeding prior to its final determination, to the fullest extent authorized by the DGCL.  These rights are not exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers.  These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Manhattan Transfer Registrar Co., 57 Eastwood Road, Miller Place, New York 17764.

OUR BUSINESS

Overview

We provide mobile advertising and mobile marketing technology and services that empower brands, agencies and media companies to engage customers, drive loyalty and increase sales.  Our proprietary software-as-a service AD LIFE Platform is an end-to-end mobile advertising and marketing solution that allows marketers, brands and agencies the ability to plan, create, test, deploy, and track mobile marketing programs across nearly every mobile channel.  Through the use of consumer response tags such as 2D codes, UPC codes, short message services (“SMS”), and image recognition, AD LIFE facilitates consumer brand interaction and the ability to track and analyze campaign results.  Using our patented device-detection and proprietary mobile content adaptation software, AD LIFE solves the mobile marketing industry problem of disparate operating systems, device types, and on-screen mobile content rendering.  We also provide business-to-consumer utilities, including national mobile couponing solutions, strategic mobile healthcare tools, custom mobile application development, and consumer data tracking and analytics.  Our products service advertisers and ad agencies in many vertical markets, including automotive, retail, consumer products, food and beverage, media and broadcast, pharmaceutical and restaurant brands.

We are a corporation organized under the laws of the State of Delaware in March 2000.  We were formerly known as Augme Technologies, Inc. and changed our name to Hipcricket, Inc. in August 2013.  We have been engaged in the mobile advertising and mobile marketing business since July 2009.

Our principal executive offices are located at 4400 Carillon Point, Kirkland, Washington 98033.  Our telephone number is (855) 423-5433.  Our corporate website is www.hipcricket.com.  Information contained in or accessible through our website is not part of this prospectus.

Hipcricket®, Augme®, Augme Technologies™, AD LIFE®, AD SERVE®, A+®, Boombox® and the Hipcricket and Augme logos are trademarks of Hipcricket, Inc.

Industry Overview

According to a 2013 report by eMarketer, Inc., which publishes data, analyses and insights on digital marketing, media and commerce, over $170 billion is spent annually in the U.S. across six channels:  TV, digital, print, radio, outdoor and directories.  However, we believe that the way advertisers reach their audience is fundamentally changing, shifting more attention to digital channels to reach consumers, driven by the convergence of several factors including:

• The disruption of the advertising industry by mobile advertising.  As advertisers seek to maximize the effectiveness of their campaigns, we believe the attractiveness of traditional advertising media, such as outdoor billboards, newspapers, magazines, radio and even television, is declining relative to digital advertising.  We believe this decline is due to several inherent limitations of traditional advertising, including its limited ability to target specific audiences and measure audience reach, difficulty in measuring performance effectiveness, and in some cases its limited geographic range.  According to a December 2011 report by eMarketer, Inc., consumers are spending a larger proportion of their time with digital media and less time with traditional media.  However, advertising spending is significantly lower on mobile than it is for other types of media, relative to time spent with each type of media.  Although there is still significant spending on traditional advertising, advertisers are shifting their budgets to digital channels, both online and mobile.

• Digital advertising has limitations, despite its increased effectiveness compared to traditional advertising.  As consumers spend more time online using their personal computers, we believe digital advertising can be more effective than traditional advertising because it allows for user interaction, provides better measurement and achieves an expanded reach.  However, even personal computer-based online digital advertising suffers from a number of significant limitations, including:

● Limited personalization.  Computers often have multiple users, thus yielding audiences with limited personalization.  This limits the ability of advertisers to target end users on an individual basis.

●Limited real-time accessibility.  Computers are typically used at home or in the office.  Even laptops that can travel with users are usually used from a fixed location, where they are turned on and wirelessly connected to the Internet.  As a result, user engagement with ads is generally limited to the time spent in front of the computer screen in a fixed location.

●Limited location targeting.  Most location targeting through personal computers is limited to a broad geographic area based on the records of the user’s Internet service provider.  This limits the ability to deliver highly targeted advertising that is relevant to a consumer.

• Mobile usage has disrupted how content is consumed.  Consumers are increasingly using their mobile devices instead of their personal computers and other traditional media to access content.  Consumers use their mobile devices in all aspects of their daily lives, such as reading the news, playing games, checking sports scores, shopping, checking the weather, banking, obtaining maps and directions and listening to the radio.  According to a 2011 study by eMarketer, Inc., the amount of time spent by consumers with their mobile devices is rising at a faster rate than the time spent viewing other types of media.

• Adoption of faster and more functional mobile connected devices create unprecedented mobile advertising and marketing opportunities.  The ubiquity and utility of mobile devices continue to grow, empowering advertisers and marketers with an unprecedented audience and delivery capabilities never seen before.  There has been widespread adoption of mobile connected devices, driven by intuitive user interfaces, lower price points, increased functionality, faster processing speeds, better graphics processors and advanced display technologies with touch capabilities.  It has become possible to deliver innovative, interactive and engaging consumer media experiences on a wide variety of mobile connected devices.  A 2012 report by Cisco Systems projects that by the end of 2013, the number of mobile-connected devices will exceed the number of people on earth and by 2017 there will be over 10 billion mobile-connected devices, or nearly 1.4 mobile devices per capita.  According to International Data Corporation (“IDC”), a global provider of marketing intelligence for the telecommunications and consumer technology industry, in 2013, the total number of smartphones shipped around the globe will surpass feature phones for the first time ever.  Combined with the roll-out of 4G networks, IDC predicts that 1.5 billion smartphones will be shipped globally by the end of 2017.  IDC also estimates that tablets will grow in share of the overall smart devices market from approximately 11% in 2012, to an estimated 16% by 2017 – with a projected growth rate of over 174% between 2012 and 2017.  We anticipate consumers will continue to increase their use of mobile devices to consume content, creating a significant opportunity for mobile advertising.

The Mobile Advertising Opportunity

We believe mobile advertising provides significant benefits both to developers and to advertisers compared to traditional advertising media and PC-based online digital advertising.  For developers, mobile advertising provides the opportunity to make money, acquire users and gain insight into mobile application (“app”) usage.  For advertisers, the combination of the personal nature of mobile devices, their enhanced functionality and the rise of app-enabled experiences creates a powerful platform for highly targeted and effective advertising.  Mobile advertising leverages the benefits of nearly continual user access, personalization, location targeting and relevance, and enhanced user engagement and audience targeting.

Anytime, anywhere access.  Mobile devices generally accompany users at all hours of the day and are typically turned on at all times.  This provides advertisers the opportunity for nearly continual access to the user.  An advertiser can reach audiences at all stages of the purchase decision – awareness, research, opinion, consideration and ultimately, purchase – in order to increase the likelihood that the viewer will purchase the product or service being advertised.  This ability to target audiences anytime, anywhere makes mobile advertising an attractive opportunity for advertisers, especially compared to newspapers, magazines, television and radio or to digital advertising delivered through personal computers.

Personalization.  Mobile devices are inherently personal and are most often used by one person.  Users often download and use a variety of apps that reflect their personal preferences and interests.  In addition to customized apps, users can personalize and provide targetability via scans and messaging interactions with their mobile devices delivering a multi-channel mobile interface experience for the end users.  When a user downloads any one of these mobile channels to his or her individual device, data is often exchanged that can provide information about the user’s interests.  As the user downloads and registers, more data can be collected about this user’s preferences, which provides an opportunity to personalize the mobile advertising experience.

Location targeting and relevance.  Data from mobile devices is often shared in a manner that can identify the device’s location.  This enables location-targeted advertising, which has the potential to increase the ad’s impact and relevance to the user.  For example, firms can assess a  user’s online browsing behavior to provide limited targeting of advertising to that user.  With mobile advertising, on the other hand, an ad can be targeted to a consumer who is in close proximity to a specific location, such as a retail store, or to a consumer who recently visited that store.  We believe the ad also has the potential to influence the user to visit a nearby store.

More complete user engagement.  Apps on mobile connected devices typically show one or two ads on each page view.  We believe this limited number of ads on a small device screen can often capture the user’s attention better than the many banner ads on a typical PC-based web page.  Furthermore, ads on a mobile device can take advantage of features of the device itself, such as the touch screen, swipe functionality and the accelerometer, which detects motion, to enable the user to manipulate and more deeply engage with the ad.  Mobile device users can also act upon an ad immediately by, for example, downloading an app or other content, calling an advertiser directly from the mobile phone, or using the map on the device to find a nearby retail store or service provider.  In some cases, mobile users can even take their device to a store to physically redeem an offer from an ad.

Enhanced audience targeting.  Due to the significant amount of data collected from a mobile device, highly specific audiences can be created based on location and behavioral and demographic preferences to match advertisers’ objectives.  We believe this ability to create and deliver highly relevant audiences also enhances the value of advertising space for developers.

Our AD LIFE Mobile Advertising and Marketing Platform

Despite the proliferation of sophisticated mobile devices and the enormous marketing value promised by interacting directly with mobile consumers, marketers continue to struggle to find an easy, affordable, and effective way to fully integrate mobile phones into existing marketing and advertising campaigns.  We believe that our AD LIFE platform solves this “mobile marketing puzzle.”  AD LIFE allows us to provide clients a full suite of mobile marketing and advertising solutions, thus providing an end-to-end, one-stop mobile campaign management software system.  It also provides marketers, brands and advertising agencies the ability to create, deliver, manage and track interactive marketing campaigns targeting mobile phone users through traditional print advertising channels, thereby enhancing and extending communication, persuasiveness and effectiveness of existing campaigns.  AD LIFE does this through a comprehensive web portal with four fully integrated components:

●	Consumer Response. Turnkey tools to create and assign Consumer Response Tags (“CRTs”) that allow consumers to use their mobile phones for easy and instant access to on-demand digital content. AD LIFE’s open architecture offers a wide variety of CRTs in the market today, including short message service (“SMS”), 2D codes, logo, and audio recognition.

●	Content Formatting. According to a 2013 report by comScore, Inc., a digital marketing analytics company, approximately 30% of all Internet searches by U.S. adults are done via a mobile device. However, an October 2013 study by The Search Agency, a global digital marketing agency, found that 44 of the Fortune 100 companies do not have dedicated digital mobile sites or otherwise offer a mobile experience separate from the desktop version of their website. The sophisticated device detection system in AD LIFE automatically renders existing digital assets for proper viewing and navigation on nearly any mobile device regardless of phone type, operating system, or mobile service provider.

●	Customer Relationship Management. Using data analysis gathered and processed using proprietary techniques, AD LIFE provides key metrics and results of client campaigns, including demographic and behavioral data.

●	Promotional Partnerships. AD LIFE provides access to pre-negotiated and readily available branded content to complement existing promotions. These include rebates and coupons that operate through a partnership with one of the nation’s leading promotions transaction settlement providers, and many additional applications and services fully integrated with leading technology and service partners.

The Platform delivers the following benefits to customers:

●	Device recognition technology that formats traditional digital assets into content that can be optimized for virtually any mobile device regardless of operating system or network provider;

●	Open architecture which we believe offers the widest variety of CRTs in the mobile market today, including SMS, multimedia messaging service (“MMS”), 2D/ quality resolution (“QR”) codes, logo, and audio recognition, allowing consumers to use their mobile devices to easily and instantly access on-demand digital content;

●	Ability to measure campaign effectiveness using data analysis gathered and processed using proprietary techniques; these key metrics and results of client campaigns include demographic and behavioral data;

●	Ability to deliver multimedia to both smartphones and standard phones, without requiring the consumer to download an application prior to use;

●	Ease of implementation and integration with a brand’s existing enterprise resource planning and CRM systems provides the ability to optimize campaigns and fulfillment; and

●	Enables customers to implement mobile campaigns in a short time frame, typically 10 to 20 days.

We believe that the key differentiating feature of our end-to-end Platform is its ability to serve clients throughout the entire customer lifecycle.  The Platform’s post-click engagement capabilities enable marketers to continuously re-engage with users for re-marketing purposes.  Additionally, our Platform allows our customers the ability to deliver content to any mobile network, operating system or device, regardless of how the device landscape changes.  This ensures that brands have the capacity to reach 100% of any intended mobile marketplace for their messaging, whether through text, QR code, or other means.

Our Strategy

Our strategy is to continue to promote our AD LIFE Platform.  We intend to be one of the leading providers of mobile marketing and mobile advertising solutions across multiple media types and channels.  The principal elements of our strategy are to:

●	Grow our revenue and focus on achieving profitability and positive cash flows from operations;

●	Further penetrate brands within our existing customer base and add new strategic relationships with brands and advertising agencies;

●	Capitalize upon our existing patented technology to further develop new product innovations and licensing opportunities, fully leveraging the value of our technology and patent portfolio;

●	Invest in our Platform to address changes in our end markets and technology;

●	Continue to pursue strategic acquisitions that will increase our market share, technology leadership or our expanding geographic footprint; and

●	Monetize the value of our intellectual property through patent enforcement, licensing and collaboration efforts.

       We believe our patented mobile marketing solutions will enable us to pioneer a new era in marketing and new media communications with Internet applications and services for targeted consumers and communities worldwide.

Competition

The mobile marketing and advertising landscape, while in its early stages, is highly competitive and fragmented, with technology evolving rapidly.  Competition in the market of mobile marketing applications and services is intense.  Our products face competition from many larger, more established companies.  In addition, the introduction of competing products and services could result in a decrease in the price charged by our competitors for their products and services, reduce demand for our products and services, or even make our products and services obsolete.  Many of the landscape’s significant players and new entrants are focused on delivering point solutions targeting a specific segment of the mobile marketing and/or advertising landscape.  We believe that we differentiate ourselves from the competition by offering complete, end-to-end mobile advertising and marketing solutions delivered through our Platform.

Customers

Our products serve advertisers and ad agencies in many vertical markets including automotive, retail, consumer products, food and beverage, media and broadcast, pharmaceutical and restaurant brands.

As of October 31, 2013, our customers included:

●	More than 30 advertising agencies worldwide, including the three largest advertising companies in the world;

●	Four of the world’s top twelve pharmaceutical companies;

●	Four of the largest media companies in the world;

●	The two largest providers both of mobile and fixed telephony in the U.S.;

●	Nine of the largest consumer goods companies in the world;

●	The world’s largest toy company; and

●	Two of the largest auto companies in the world.

Contracts with customers generally have no specific terms. Sales to two customers accounted for approximately 16% of our revenue in fiscal year 2013.

Distribution

The AD LIFE Platform is primarily sold through our in-house sales force of 25 persons.  We currently sell our Platform only in the U.S.

Intellectual Property

Our Platform is built on our patented intellectual property.  We have invested significant resources and capital building our patent portfolio, which we believe is foundational to targeted Internet functions, such as advertising, broadcasting and content delivery.  We have developed and procured intellectual property rights as a key aspect of our business strategy.  We also generate intellectual property from our internal development activities and through acquisitions.

At August 31, 2013, our patent portfolio covered technology inventions from 1999 to 2033 and protects technology which we believe is core to our business, including:

●	Customized content delivery to any Internet enabled device;

●	Device, browser, software, and profile detection with content targeting;

●	Content targeting based on profiles and ambient conditions; and

●	Content targeting based on profiles within virtual environments.

We are pursuing additional patents on a selective basis that relate to our core competencies of targeting, analytics, advanced mobile marketing, customized content delivery, and mobile and networked marketing technology.  We believe that protecting these key core competencies is a fundamental aspect of our strategy to penetrate the mobile marketing and mobile advertising markets.  Our AD LIFE technology platform allows us to provide customers with the only patented end-to-end mobile marketing solution in the U.S. that enables precise targeting, enhanced security, mobile content richness, and a solution to device and operating system diversity and fragmentation.  We believe this allows our customers to successfully expand their marketing and advertising engagement, loyalty, and sales efforts through the mobile channel.  We intend to continue developing our intellectual property through our internal development activities to enhance our core technology platform.

In July 2011, we added to our family of patents through the acquisition of JAGTAG, Inc. (“JAGTAG”).  The acquired patents detail the implementation of apparatuses, methods, and systems for information querying and serving on the mobile and consumer Internet based on profiles.  Information and/or advertisement providers are enabled to leverage profile information to serve context, demographic, and behavior targeted information to users on the mobile Internet using this invention.

On May 24, 2012, we acquired five additional issued U.S. patents through our acquisition of GEOS Communications IP Holdings, Inc. (“GEOS”).  These patents cover Voice over Internet Protocol (VoIP) and other critical mobility inventions.

During fiscal year 2013, we decided to explore opportunities to market and sell the rights to the GEOS and JAGTAG intellectual property assets that no longer fit within our strategic plans, as they are not core to our mobile marketing and mobile advertising operations, while retaining the rights to use the patents in our technology.  We continue to evaluate opportunities to monetize these intellectual property assets.

We have engaged in several legal disputes with companies that we allege are infringing our patent portfolio.  Pending patent infringement lawsuits and related matters are described in the section of this prospectus titled “Legal Proceedings.”

Employees

At November 1, 2013, we had approximately 110 full-time employees, including executive management, legal, accounting, administration, sales, client services, technology development and information technology infrastructure management, technical administration and implementation.  We have no labor union contracts and believe relations with our employees are satisfactory.

DESCRIPTION OF PROPERTY

Our headquarters are located at 4400 Carillon Point in Kirkland, Washington where we lease 21,000 square feet of space for administrative, technical, sales and client services personnel under a lease that expires in December 2013.  We have entered into an agreement to lease approximately 13,550 square feet of headquarters space located at 110 110th Avenue NE, Bellevue, Washington.  This lease has a base term of 66 months.  We expect to move our headquarters to this new space in December 2013.  Additionally, we lease 11,850 square feet of space at 350 Seventh Avenue, 2nd Floor, in New York, New York for administrative, sales and client services personnel under a lease that expires in November 2014.  We lease 8,452 square feet of office space in Atlanta, Georgia, for technical, sales and production personnel.  This lease expires in November 2015.  Additional satellite sales offices are located in Chicago, Illinois, Los Angeles, California, San Francisco, California and Dallas, Texas.  The satellite sales offices are all less than 1,000 square feet.

LEGAL PROCEEDINGS

In the normal course of business, we may become involved in various legal proceedings.  Except as stated below, we know of no pending or threatened legal proceeding to which we are or will be a party that, if successful, might result in a material adverse change in our business, properties or financial condition.

Augme Technologies, Inc. v. Yahoo! Inc., Civil Action No. 3:09-cv-05386-JCS, a patent infringement lawsuit pending in the U.S. District Court for the Northern District of California since November 16, 2009.  On December 21, 2010, Yahoo! filed a first amended answer to our complaint, in which Yahoo! asserted its own counterclaim against Augme alleging infringement of, inter alia, U.S. Patent Nos. 7,640,320 (“‘320 patent”) and 7,512,622 (“‘622 patent”).  On August 21, 2012, the parties stipulated to dismissal of Yahoo’s claim for infringement of the ‘622 patent with prejudice.

This case is a patent infringement lawsuit brought by us against Yahoo, Inc.  Yahoo has also counterclaimed for patent infringement.  In this case, we are seeking monetary relief for patent infringement damage and injunctive relief against future infringement.  A summary of the case is set forth below.

With respect to our claims of patent infringement, on June 11, 2012, Yahoo! renewed its Motion for Summary Judgment of non-infringement.  The Court heard argument on the summary judgment issues on July 20, 2012.  On August 8, 2012, the Court granted Yahoo!’s Motion for Summary Judgment of non-infringement, dismissing our patent claims against Yahoo! and declining to address our previously filed Motion for Partial Summary Judgment of validity.  Based on the Court’s summary judgment order, Augme moved for Entry of Judgment under Rule 54(b).  Yahoo! opposed our motion in light of the pending counterclaim for infringement of the ‘320 patent.  Nonetheless, our motion was granted by the Court on October 29, 2012, and final judgment was entered shortly thereafter on November 15, 2012.  On December 12, 2012, we filed a Notice of Appeal as to the judgment as to the our patent.  The appeal was docketed by the Federal Circuit on December 19, 2012.

With respect to Yahoo!’s counterclaim regarding infringement of the ‘320 patent, the parties agreed to and filed a stipulation of infringement of this patent on December 13, 2012, under the Court’s claim construction ruling of January 3, 2012.  The parties also stipulated to entry of judgment under Rule 54(b) and 28 U.S.C. § 1292(c)(2), which permits the entry of judgment in patent cases “which … [are] final except for an accounting.”  The parties also requested that the Court stay the remainder of the case pending our appeal to the Federal Circuit Court of Appeals.  The Court signed such an order on December 13, 2012, and entered it the next day.

On January 11, 2013, we filed with the district court a Notice of Appeal to the Federal Circuit Court of Appeals as to Yahoo!’s ‘320 patent judgment.  The second appeal was docketed by the Federal Circuit on February 6, 2013 and consolidated with the prior appeal (now Lead Appeal No. 13-1121).  We tendered our principal brief to the Federal Circuit on May 7, 2013.  We filed our Reply Brief on September 6, 2013, and the parties subsequently filed a Joint Appendix on September 13, 2013.  Both consolidated appeals remain pending before the Federal Circuit.

Augme Technologies, Inc. v. Millennial Media, Inc., Civil Action No. 1:12-cv-00424, a patent infringement lawsuit pending in the U.S. District Court for the District of Delaware since April 5, 2012.  We filed a case against Millennial Media, Inc., asserting three causes of action involving alleged patent infringement related to our United States Patent No. 7,783,721, United States Patent No. 7,269,636 and United States Patent No. 6,594,691.

This case is a patent infringement lawsuit filed by us against Millennial Media, Inc.  As originally filed, we were seeking monetary relief for patent infringement damage and injunctive relief against future infringement.  A summary of the current status is set forth below.

On May 30, 2012, Millennial Media filed a Motion to Dismiss For Failure to State a Claim Under Federal Rule of Civil Procedure 12(b)(6).  We filed an amended complaint and an answer brief on June 18, 2012, and Millennial Media withdrew its Motion to Dismiss on June 28, 2012.  A Scheduling Order was entered on September 28, 2012.  The case has been set for a seven day jury trial beginning on September 15, 2014.  On March 22, 2013, the parties began settlement discussions.  To facilitate those discussions, the parties filed, on April 12, 2013, a stipulation to stay further proceeding in the case which Judge Stark entered as an order on April 18, 2013.  As required by the joint stipulation, the parties filed a joint status report on July 1, 2013, stipulated that the stay be continued at least until October 1, 2013.  On September 30, 2013, the parties filed a joint status report requesting that the stay be continued at least until December 1, 2013.  The Court entered an Order to this effect the next day.

Augme Technologies, Inc. v. AOL, Inc. and Time Warner, Inc., Civil Action No. 1:12-cv-05439-CM (transferred from Civil Action No. 1:09-cv-04299-RWS (S.D.N.Y.)), a patent infringement and trademark infringement lawsuit pending in the U.S. District Court for the Southern District of New York (transferred from the U.S. District Court for the Central District of California) since September 10, 2008.

The case is a patent infringement case originally filed by us against AOL, Inc. and Time Warner, Inc. in the Central District of California and subsequently transferred to the Southern District of New York.  It also originally included a trademark infringement action against AOL, Inc. for use of the BOOMBOX trademark which has subsequently been dismissed.  In our patent infringement claim, we sought both monetary relief for patent infringement damages and injunctive relief against further infringement by AOL and Time Warner.  The AOL defendants and Augme agreed to settle litigation between themselves and, on February 26, 2013, the case was dismissed between those parties.  The stayed case remains pending against Time Warner, Inc.  Below is a summary of the current status of this case.

On June 13, 2012, the patent infringement claims were transferred from Judge Robert Sweet to Judge Colleen McMahon.  The residual claims for trademark infringement, unfair competition and false designation of origin, which remained with Judge Sweet, were dismissed by agreement of the parties on November 19, 2012.

With regard to the patent infringement claims, Time Warner filed a Motion for Judgment on the Pleadings on September 27, 2012, and, shortly thereafter, a Motion for Rule 11 Sanctions on October 23, 2012.  On October 26, 2012, the Court sua sponte stayed the case regarding any claims related to U.S. Patent No. 7,269,636 (“‘636 patent”), pending the outcome of the ongoing reexamination of that patent by the U.S. Patent and Trademark Office.  Because the remaining patent-in-suit, U.S. Patent Nos. 6,594,691 (“‘691 patent”), is closely related to the ‘636 patent, we  moved to stay the case in its entirety on November 5, 2012.  On December 20, 2012, Judge McMahon denied our motion to stay as to the ‘691 patent and did not disturb the preexisting stay as to the ‘636 patent.

Because of Judge McMahon’s requirement that all discovery in the case be completed by the end of February 2013 and given that discovery as to the ‘691 patent would be totally duplicative of discovery which would have to be conducted later as to the ‘636 patent, on January 7, 2013, we filed a covenant not to sue defendants on the ‘691 patent and a motion to dismiss the ‘691 patent from the case.  Based on the pendency of the motion to dismiss, on January 11, 2013, Magistrate Judge Gabriel Gorenstein adjourned all further discovery as to the ‘691 patent.

On January 16, 2013, Judge McMahon entered an order dismissing the ‘691 patent from the case and maintaining the stay as to the ‘636 patent.  She placed the case on suspension and denied Time Warner’s pending motions without prejudice.

The AOL defendants and we agreed to settle the litigation as between us, on the one hand, and AOL, Inc. and AOL Advertising, Inc., on the other.  Accordingly, on February 26, 2013, Judge McMahon entered an Order of Dismissal as to the parties, AOL, Inc. and AOL Advertising, Inc.  The stayed case remains pending against Time Warner, Inc.

On July 16, 2013, the court denied Time Warner’s motion for sanctions against us without prejudice to renewal, pending the outcome of the USPTO reexamination.

Brandofino Communications vs. Augme Technologies, Inc.  On September 27, 2011, Brandofino Communications, Inc. (“Brandofino”) filed suit against us and New Aug LLC in the Supreme Court of the State of New York, New York County.  The complaint alleges, inter alia, breach of contract and unjust enrichment claims arising from work Brandofino allegedly performed for us pursuant to a marketing agreement between Brandofino and us.  The complaint seeks damages in excess of $1.0 million.  We have served our answer and set forth counterclaims for breach of contract, unfair competition, tortious interference with business relations, and violations of New York General Business Law Section 349 (relating to violations of our intellectual property rights).  We intend to vigorously defend against Brandofino’s claim and pursue its counterclaims.

Shaub & Williams, L.L.P., vs. Augme Technologies, Inc., Civil Action No. 1:13-cv-01101-GBD.  On February 19, 2013, our prior counsel, Shaub & Williams, LLP, filed a Complaint in the United States District Court for the Southern District of New York seeking recovery on a quantum meruit (value of services) basis attorney’s fees in the amount of $2,249,686.25 for its prior representation of us in litigation.  We filed and served (1) an Answer denying the material allegations and claims of the First Amended Complaint; and (2) counterclaims for professional negligence and breach of contract.  Shaub & Williams filed motions to dismiss our counterclaims and to strike certain of our affirmative defenses to the complaint, in addition to an early motion for summary judgment seeking to dismiss our counterclaims.  The Court denied the motion for summary judgment, but at hearing October 7,2013 on the motion to dismiss indicated that our affirmative counterclaims may have insufficient factual support since we had not actually paid any of Shaub & Williams’ bills to date.  We were given leave to submit a proposed amended counterclaim by October 21, 2013 (with opposition by Shaub & Williams by November 4, 2013 and a reply allowed to Augme by November 12, 2013) and the Court will determine whether it will be allowed.  The Court indicated the affirmative defenses  are sufficient.  A further status conference has been set for January 14, 2014, at which time the Court will finalize a trial date.  In the meantime, the parties are conducting discovery on the claims and counterclaims.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed under Risk Factors above and elsewhere in this prospectus.  As discussed in Note 3 of the notes to our consolidated financial statements included in this prospectus beginning on p. F-25, our financial statements for the fiscal year ended February 29, 2012 and unaudited quarterly and year-to-date periods ended August 31, 2011, November 30, 2011, February 29, 2012, May 31, 2012 August 31, 2012 and November 30, 2012 have been restated to reflect increases to goodwill, deferred tax liability and income tax benefits associated with the acquisitions of Hipcricket, Inc. in August 2011 and JAGTAG, Inc. in July 2011 and the acquisition of GEOS Communications IP Holdings, Inc. in May 2012.  Net loss was also affected by the restatements.  The corrections had no impact on total revenue or operating expense.  Comparative data for fiscal year 2012 and for the three and six months ended August 31, 2012 presented in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is as restated.

Overview

We provide mobile advertising and mobile marketing technology and services that empower brands, agencies and media companies to engage customers, drive loyalty and increase sales.  We were formerly known as Augme Technologies, Inc. and changed our name to Hipcricket, Inc. on August 23, 2013.  Our proprietary AD LIFE Platform allows marketers, brands, and agencies the ability to plan, create, test, deploy, and track mobile marketing programs across nearly every mobile channel.  Through the use of CRTs such as 2D codes, UPC codes, SMS, and image recognition, our Platform facilitates consumer brand interaction and the ability to track and analyze campaign results.  Using our patented device-detection and proprietary mobile content adaptation software, AD LIFE solves the mobile marketing industry problem of disparate operating systems, device types, and on-screen mobile content rendering.  We also provide business-to-consumer utilities including national mobile couponing solutions, strategic mobile healthcare tools, custom mobile application development and consumer data tracking and analytics.  Our products service advertisers and ad agencies in many vertical markets, including automotive, retail, consumer products, food and beverage, media and broadcast, pharmaceutical and restaurant brands.

The mobile marketing and advertising competitive landscape, while in its early stages, is highly competitive.  Many of the landscape’s significant players are focused on delivering point solutions targeting a specific segment of the mobile marketing and/or advertising landscape.  We believe that we differ from the competition by offering complete, end-to-end mobile advertising and mobile marketing solutions delivered through our AD LIFE Platform.

Our advanced, comprehensive, and fully integrated Platform drives revenue primarily through license fees, marketing campaign fees, and fees associated with certain add-on promotional applications in the Platform.  Additional revenue is generated by platform administration and professional service fees related to the mobilization of client content and implementation of marketing campaigns through the Platform.

Our portfolio of patents covers technical processes and methods that are believed to be a foundational component of behavioral targeting – the automatic provision of customized content to individuals based on information such as past web activity, personal preferences, geography, or demographic data.  As of August 31, 2013, we owned 19 U.S. patents.  We are pursuing, on a selective basis, patents that relate to targeting, analytics, advanced mobile marketing, customized content delivery, and mobile and networked marketing technology.

We operate under one reportable segment and are headquartered in Kirkland, Washington.  Additionally, we maintain a presence in New York, Atlanta, Miami, Dallas, Chicago, San Francisco and Los Angeles.

Comparison of Three and Six Months ended August 31, 2013 to Three and Six Months ended August 31, 2012

Revenue

Revenues are generated through providing access to our software as a service mobile marketing platforms and services through term license fees, support fees and mobile marketing and advertising campaigns.  Through our platform we deliver campaigns and other mobile marketing services using SMS, MMS, QR codes, geo-fencing, mobile web, mobile apps, and analytics.  We also provide professional services and extensive integration into customer CRM systems using application programming interfaces.  The revenues from these multiple elements of a contract are generally recognized over the term of the contract.  For the quarter ended August 31, 2013, revenues were $7.6 million compared with $6.2 million in the quarter ended August 31, 2012, an increase of approximately 23%.  We continue to experience higher demand for our AD LIFE Platform.  During the quarter ended August 31, 2013, approximately 18% of our revenue was generated by three customers.

Cost of Revenue

Cost of revenue includes the costs of hosting, short codes and mobile ad inventory.  For the quarter ended August 31, 2013, cost of revenue increased 37% to $3.4 million from $2.5 million in the quarter ended August 31, 2012, as a result of higher revenue and a shift in business toward a greater percentage of sales from mobile advertising which carries a greater cost of sales.

Operating Expenses

Operating expenses consist of sales and marketing, technology and development, general and administrative and depreciation and amortization expenses.  Salaries and personnel costs are the most significant component of the sales and marketing, technology and development and general and administrative expense categories.  We include stock-based compensation expense in connection with the grant of stock options and warrants in the applicable operating expense category based on the respective equity award recipient’s function.  For the quarter ended August 31, 2013 operating expenses decreased a total of $3.3 million.  The decrease was primarily attributed to lower staffing levels in the second quarter of fiscal 2014 compared to the same quarter a year ago, resulting from the implementation of our restructuring plan adopted in September 2012.

Sales and marketing expense.  Sales and marketing expense consists primarily of salaries and personnel costs for our sales and marketing employees, including stock-based compensation, commissions and bonuses.  Additional expenses include marketing programs, consulting, travel and other related overhead.  Sales and marketing expense decreased $1.1 million, or 28%, to $2.8 million at August 31, 2013 compared to $3.9 million at August 31, 2012.  The decrease in sales and marketing expense is related to lower payroll costs associated with reduced staffing levels in sales support and client services compared to the prior year.

Technology and development expense.  Technology and development expense consists primarily of salaries and personnel costs for development employees, including stock-based compensation and bonuses.  Additional expenses include costs related to the development, quality assurance and testing of new technology and enhancement of existing technology, consulting, travel and other related overhead.  We experienced a $0.5 million decrease, or 25%, in these expenses to $1.4 million at August 31, 2013 compared to $1.8 million at August 31, 2012.  The decrease is primarily related to lower personnel costs associated with reduced staffing levels compared to the prior year.

General and administrative expense.  General and administrative expense consists primarily of salaries and personnel costs for product, operations, developer support, business development, administration, finance and accounting, legal, information systems and human resources employees, including stock-based compensation and bonuses.  Additional expenses include consulting and professional fees, travel, insurance and other corporate expenses.  General and administrative expense decreased $1.4 million, or 41%, to $2.1 million at August 31, 2013 compared to $3.5 million at August 31, 2012.  The decrease is primarily a result of lower personnel costs from headcount reductions, including the downsizing of our patent development and enforcement efforts, which included eliminating our Tucson office, as well as reducing redundancies from the acquisition of Hipcricket.

Depreciation and amortization expense. Depreciation and amortization expense of $1.3 million for the quarter ended August 31, 2013 decreased by $0.3 million from $1.6 million for the quarter ended August 31, 2012.  This decrease is related to amortization of fewer intangible assets compared to the prior year.

Income Tax Benefit

We did not recognize any income tax benefits during the three and six months ended August 31, 2013, compared to $0 and $2.6 million during the three and six months ended August 31, 2012, respectively.  As a result of our acquisition of GEOS in May 2012 we recognized $2.6 million in income tax benefits associated with the reduction of our valuation allowance against the net deferred tax asset.  The reduction of our valuation allowance resulted from the recognition of certain deferred income tax liabilities arising from the acquisition.

Liquidity and Capital Resources

Net cash used in operating activities was $5.3 million during the six months ended August 31, 2013.  Net cash used in operating activities reflects the net loss for the period, partially offset by depreciation and amortization, share-based compensation expense and changes in operating assets and liabilities.  Net cash used in operating activities during the six months ended August 31, 2012 was $7.1 million, reflecting the net loss for the period, partially offset by stock option and warrant expense, depreciation and amortization and changes in operating assets and liabilities.  Included in the net loss for the period was a non-cash adjustment for deferred income tax benefits of $2.6 million related to our acquisition of GEOS in May 2012.

Net cash used in investing activities was approximately $329,000 during the six months ended August 31, 2013.  We used approximately $231,000 for legal actions in support of our patent enforcement, $44,000 to purchase patents, which we capitalize as intangible assets, and $55,000 for leasehold improvements.  Net cash used in investing activities was $5.1 million for the six months ended August 31, 2012.  We used $2.0 million for payment of contingent consideration related to our acquisition of Hipcricket, $2.3 million for legal actions supporting our patent enforcement initiatives and $0.7 million to purchase patents.  Additionally, we used cash of $0.2 million for a long-term investment.  During the six months ended August 31, 2012, we paid $355,000 in cash and $3.8 million in our common stock (1,860,465 shares at a price of $2.05 per share) for the purchase of all of the common and preferred stock of GEOS.  We also issued 5,225,039 shares of common stock as partial satisfaction of the contingent consideration obligation related to the acquisition of Hipcricket in August 2011.  The fair value of the stock on the measurement date was $1.48 per share.

Net cash provided by financing activities was $1.7 million during the six months ended August 31, 2013, compared to approximately $1.2 million for the six months ended August 31, 2012.  Cash provided by financing for the six months ended August 31, 2013 was primarily attributed to proceeds received from our loan facility, compared to proceeds received from the exercise of options and warrants in the comparative period a year ago.

As of August 31, 2013 and February 28, 2013, we had accumulated deficits of $120.7 million and $111.4 million, respectively.  We are subject to the risks and challenges associated with companies at a similar stage of development including dependence on key individuals, successful development and marketing of our products and services, integration of recent business combinations, competition from alternative products and services and larger companies with greater financial, technical management and marketing resources.  Further, we may require additional financing to execute our key business strategies and fund operations, those funds may not be readily available or may not be on terms that are favorable to us.  Certain financing terms could be dilutive to existing shareholders or could result in significant interest or other costs, or require us to license or relinquish certain intellectual property rights.

We operate in the mobile marketing industry and, accordingly, can be affected by a variety of factors.  For example, we believe that any of the following factors could have a significant negative effect on our future financial position, results of operations and cash flows:  unanticipated fluctuations in quarterly operating results, adverse changes in our relationship with significant customers or failure to secure contracts with other customers, intense competition, failure to attract and retain key personnel, failure to protect  intellectual property, decreases in the migration trends from traditional advertising methods to digital and mobile media and our inability to manage growth.

In September 2012, we adopted a restructuring plan which includes reducing the number of employees, slowing the pace of investments in our intellectual property portfolio and minimizing variable expenses.  We are restructuring overall corporate overhead expenses in order to focus our business around our mobile marketing and advertising technology and services.  We have implemented measures specifically designed to reduce our cash used in operations.  Consistent with this plan, we have settled the majority of our patent litigation cases, while protecting the value of our intellectual property assets, to reduce our ongoing legal costs, downsized our Tucson division which was primarily involved with development and monetization of our intellectual property, streamlined personnel and variable costs and solidified the management team by appointing new personnel with extensive experience in the mobile marketing and advertising space to lead our sales and engineering teams.  We intend to continue to minimize cash spend and identify additional cost savings opportunities while carefully investing our resources and protecting our strategic assets to strengthen our position in the mobile marketing and mobile advertising industry.

Also consistent with our restructuring plan, we have shifted our strategy as it relates to investing in new patents.  We are selectively investing in additional patents that generally relate to our core competencies of targeting, advanced mobile marketing, customized content delivery, and mobile and networked marketing technology.  We believe that protecting these core competencies is a fundamental aspect of our strategy to penetrate the mobile marketing and mobile advertising markets.  We are also working to find a strategic partner to monetize certain of our patents, while retaining the rights to use these patents in our technology.

During the quarter ended May 31, 2013, we secured an accounts receivable credit facility from Silicon Valley Bank (“SVB”) to help fund our working capital needs.  The revolving loan credit facility has a two-year term and allows us to borrow up to $5.0 million based upon a formula equal to 90% of eligible accounts receivable, decreasing to 80% of eligible accounts receivable after January 31, 2014.  The facility is secured by substantially all of our assets other than our intellectual property.  Amounts drawn under the facility accrue annual interest at the prime rate plus 0.75% during a Streamline Period, as defined in the loan and security agreement, and at the prime rate plus 1.25% when a Streamline Period is not in effect.  We are required to deliver periodic reports to SVB regarding our ability to meet certain financial and other covenants contained in the loan agreement.  In late July we delivered the report to SVB indicating that as of June 30, 2013, we had breached our minimum tangible net worth covenant and began discussions of a forbearance agreement with SVB.  We are in negotiations with SVB to obtain a waiver of the covenant default.  The terms of such waiver may include modification of certain loan terms, including expanding the collateral on the facility to include our intellectual property.  As of the August 31, 2013, we had drawn $1.7 million from this line of credit and had approximately $1.7 million available based on our outstanding accounts receivable as of that date.

On October 4, 2013, we closed a $9.6 million financing transaction with 13 investors, each of which is an “accredited investor” within the meaning of the Securities Act.  The investors purchased units of our securities at $0.40 per unit.  Each unit consisted of one share of our common stock and a warrant to purchase 0.3 shares of our common stock.  An aggregate of 23,875,000 shares of our common stock and warrants to purchase up to 7,162,500 shares of our common stock were purchased in the financing.  The warrants have a five-year term and an exercise price of $0.60 per share.  In connection with the financing, we also entered into a registration rights agreement with each investor pursuant to which we will file, and cause to become effective with the SEC, the registration statement of which this prospectus is a part to cover the resale of all of the shares of common stock and shares of common stock underlying the warrants sold in the financing.

In the future, we may need to raise additional cash through equity or debt financings, and/or sell all or part of our patent portfolio, while retaining the rights to use the patents in our technology.  There is no certainty that we will have the ability to raise additional funds through debt or equity financings under terms acceptable to us or that we will have the ability to sell all or part of the patent portfolio.  If sources of capital are unavailable, or are available only on a limited basis or under unacceptable terms, then we could be required to substantially reduce or discontinue our investments in new customers and new products; reduce selling, marketing, general and administrative costs related to our continuing operations; or limit the scope of our continuing operations.  Due to the nature of our operations and financial commitments we may not have the discretion to reduce operations in an orderly manner to a more sustainable level without impacting future operations.

Comparison of Fiscal Year Ended February 28, 2013 to Fiscal Year ended February 29, 2012

Revenue

Revenues are generated through providing access to our Platform and services through term license fees, support fees and mobile marketing and advertising campaigns.  Through our Platform we deliver campaigns and other mobile marketing services using SMS, MMS, QR codes, geo-fencing, mobile web, mobile apps, and analytics.  We also provide professional services and extensive integration into CRM systems using application program interfaces.  The revenues from these multiple elements of a contract are generally recognized over the term of the contract.  For the year ended February 28, 2013, revenues were $26.2 million compared with $12.0 million in the year ended February 29, 2012, an increase of over 118%.  The increase was mostly due to higher demand for our AD LIFE Platform and a full year of recognizing the benefit of the Hipcricket acquisition included in fiscal year 2013.  During the year ended February 28, 2013, approximately 16% of our revenues were generated by two customers.

Cost of Revenue

Cost of revenues includes the costs of hosting, short codes and mobile ad inventory.  For the year ended February 28, 2013, cost of revenue increased 148% to $10.4 million from $4.2 million in the prior fiscal year, as a result of increased sales activity and a full year of Hipcricket operations included in fiscal year 2013.

Operating Expenses

Operating expenses consist of sales and marketing, technology and development, general and administrative and depreciation and amortization expense categories.  We include stock-based compensation expense in connection with the grant of stock options and warrants in the applicable operating category based on the respective equity award recipient’s function.  Operating expenses include a full year of Hipcricket operations in fiscal year 2013, compared to approximately six months in fiscal year 2012.

Sales and marketing expense.  Sales and marketing expense consists primarily of salaried and personnel costs for our sales and marketing employees, including stock-based compensation and bonuses.  Additional expenses include marketing programs, consulting travel and other related overhead.  Sales and marketing expenses were $15.1 million for the year ended February 28, 2013 compared with $9.4 million for the year ended February 29, 2012, an increase of $5.7 million, or 61%.  The increase in expenses is primarily related to additional headcount, increased commissions paid for higher revenues, increased customer support services.  We intend to expand our sales force in the future to drive adoption of our Platform and increase revenue.

Technology and development expense.  Technology and development expense consists primarily of salaries and personnel costs for development employees, including stock-based compensation and bonuses.  Additional expenses include costs related to the development, quality assurance and testing of new technology and enhancement of existing technology, consulting, travel and other related overhead.  We experienced a $2.4 million increase, or 48%, in these expenses to $7.5 million at February 28, 2013 compared to $5.0 million at February 29, 2012.  The increase is primarily related to additional headcount in support of revenues and other increased development activities.

General and administrative expense.  General and administrative expense consists primarily of salaries and personnel costs for product, operations, developer support, business development, administration, finance and accounting, legal, information systems and human resources employees, including stock-based compensation and bonuses.  Additional expenses include consulting and professional fees, travel, insurance and other corporate expenses.  General and administrative expense decreased $6.2 million, or 33%, to $12.7 million at February 28, 2013 compared to $18.9 million at February 29, 2012.  The decrease is a result of lower headcount, fewer professional and consulting fees, lower share-based compensation expense.  We expect to continue to streamline our general and administrative operations in the next fiscal year.

Depreciation and amortization expense. Depreciation and amortization expense of $6.0 million for the year ended February 28, 2013 increased by $1.7 million from $4.3 million for the year ended February 29, 2012.  This increase is mostly related to the amortization of costs associated with generation and defense of patents.

Impairment of goodwill and intangible assets

Impairment of goodwill, intangible assets and investments was $38.1 million for the year ended February 28, 2013 compared to zero for the year ended February 29, 2012.  This increase primarily resulted from write downs of $25.9 million of goodwill, $3.5 million related to impairment of certain patent litigation cases and of our decision to explore opportunities to market and sell the rights to the GEOS and JAGTAG intellectual property assets that are not core to the operations of Hipcricket.  As part of our impairment assessment of identified intangible assets subject to impairment, we concluded that the carrying amounts for these assets were impaired and wrote down these patents by $8.4 million for the fiscal year 2013.

Other Income (Expense)

Other income for the year ended February 28, 2013 includes $12.2 million which represents the reduction in the fair value of acquisition-related contingent consideration paid to Hipcricket.  Other expense for the year ended February 29, 2012 represents the adjustment to the estimated fair value of the contingent consideration provided to Hipcricket as part of the acquisition purchase price.

Income Tax Benefit

Income tax benefits of $2.6 million and $10.0 million for the years ended February 28, 2013 and February 29, 2012, respectively, represent the income tax benefits associated with the reduction of our valuation allowance against the net deferred tax asset.  As a result of our acquisitions during the fiscal years 2013 and 2012, certain deferred income tax liabilities were recognized, resulting in a reduction of our required valuation allowance.

Comparison of Fiscal Year Ended February 29, 2012 to Fiscal Year Ended February 28, 2011

For the year ended February 29, 2012, revenues were $12.0 million compared to $2.8 for the year ended February 28, 2011.  The increase was mostly due to addition of the operations of Hipcricket in August 2011 and JAGTAG in July 2011, as well as increased customer demand for our AD LIFE Platform.  Deferred revenue decreased to $1.1 million for the year ended February 29, 2012 from $1.2 million for the period ended February 28, 2011.

For the years ended February 29, 2012 and February 28, 2011, costs of revenues were $4.2 million and $1.3 million, respectively, as a result of higher revenues, mostly from the acquisitions occurring during the year.

For the years ended February 29, 2012 and February 28, 2011, operating expenses consisting of selling and marketing, technology and development, and general and administrative expenses, including share-based compensation expense, were $33.4 million and $13.0 million, respectively, an increase of $20.3 million or 156%.  The increase in expenses was primarily related to additional headcount and other costs associated with the acquisition of JAGTAG and Hipcricket.  The integration of the acquisitions resulted in additional headcount, and some operational inefficiencies that we began to streamline in fiscal year 2013, and increased professional fees as a result of expanded and more complex operations, business acquisitions and related compliance and regulatory costs.

Non-cash stock options, warrants and stock expense consisted of the fair value of option and warrant expenses and the fair value of our common stock granted in the amounts of $8.8 million and $6.9 million for the years ended February 29, 2012 and February 28, 2011, reflecting an increased expense of $1.9 million in comparative years.

Depreciation and amortization expense was $4.3 million for the year ended compared with $1.0 million in the comparable year ended February 28, 2011.  The increase was mostly related to the additional amortization expense from intangibles acquired with the purchases of Hipcricket and JAGTAG.

For the year ended February 29, 2012, we incurred a net loss of $22.6 million compared to a net loss of $12.5 million in the comparable prior year.  The $10.1 million additional net loss was a mostly attributable to increased selling, general and administrative expenses related to our expansion through acquisitions, as well as increased stock based compensation and transaction related costs incurred during the year, partially offset by a $10.0 million income tax benefit attributable to acquisition related basis differences on acquired intangible assets of Hipcricket and JAGTAG.

Liquidity and Capital Resources

Cash flow information is as follows:

	Fiscal Year Ended
	2013	2012 Restated	2011
Cash provided by (used in):
Operating activities	$(13,086,785)	$(14,651,043)	$(5,908,423)
Investing activities	(7,347,198)	(6,527,487)	(1,629,232)
Financing activities	13,357,849	21,424,999	17,102,438

Net cash used in operating activities was $13.1 million in the fiscal year ended February 28, 2013.  Net cash used in operating activities primarily reflects the net loss for the year, which was partially offset by depreciation and amortization, employee share-based compensation and adjustments to the fair value of contingent consideration paid related to the Hipcricket acquisition, and the impairment of goodwill and intangible assets.

Net cash used in investing activities was $7.3 million in the fiscal year ended February 28, 2013.  Cash of $3.2 million was used for the contingent consideration paid related to the Hipcricket acquisition.  We also spent cash for legal actions related to our patent enforcement initiatives.  During the fiscal year ended February 28, 2013, we spent $3.0 million for these legal costs, which we capitalize as intangible assets.

Net cash provided by financing activities was $13.4 million in the fiscal year ended February 28, 2013, mostly due to the sale of our securities.  In September 2012, we borrowed a total of $450,000 from two lenders for working capital purposes.  We borrowed $250,000 from one lender, bearing an interest rate of 12% per year and due to be paid the earlier of one year from the issue date, upon closing of a financing transaction of at least $10 million in gross proceeds, or in the event of default or a change of control as defined in the promissory note.  This loan was paid in full in February 2013.  We also issued a note payable in the amount of $200,000 to Ernest W. Purcell, a former director.  This loan was paid in full in October 2012.  We received $1.3 million in cash during the year from the exercise of stock options and warrants.

On November 17, 2011, we completed a public offering of our securities in which we sold 9.4 million shares of the common stock registered on a Form S-3 shelf registration statement at a price to the public of $2.15 per share.  We raised $18.5 million in proceeds, net of $1.7 million in costs related to the offering.

On October 3, 2012, we completed a public offering of our securities in which we sold 8.5 million shares of common stock registered on a Form S-3 shelf registration statement at a price to the public of $0.80 per share.  We also issued warrants to purchase an additional 2.125 million shares of common stock at an exercise price of $0.96 per share.  We raised $6.2 million in proceeds, net of $0.6 million in costs related to the offering.

On February 4, 2013, we completed a public offering of our securities in which we sold 13.5 million shares of common stock registered on a Form S-3 shelf registration statement at a price to the public of $0.49 per share.  We also issued warrants to purchase an additional 6.7 million shares of common stock at an exercise price of $0.66 per share.  We raised $5.9 million in proceeds, net of $0.7 million in costs related to the offering.

As of February 28, 2013 and February 29, 2012, we had accumulated deficits of $111.4 million and $62.6 million, respectively.  We are subject to the risks and challenges associated with companies at a similar stage of development including dependence on key individuals, successful development and marketing of our products and services, integration of recent business combinations, competition from substitute products and services and larger companies with greater financial, technical management and marketing resources.  Further, we may require additional financing to execute our key business strategies and fund operations.  Those funds may not be readily available or may not be on terms that are favorable to us.  Certain financing terms could be dilutive to existing shareholders or could result in significant interest or other costs, or require us to license or relinquish certain intellectual property rights.

We operate in the mobile marketing industry and, accordingly, can be affected by a variety of factors.  For example, we believe that any of the following factors could have a significant negative effect on our future financial position, results of operations and cash flows: unanticipated fluctuations in quarterly operating results, adverse changes in our relationship with significant customers or failure to secure contracts with other customers, intense competition, failure to attract and retain key personnel, failure to protect intellectual property, decrease in the migration trends from traditional advertising methods to digital and mobile media and the inability to manage growth.  You should refer to the section of this prospectus titled "Risk Factors" for additional discussion of these and other risks that could affect our business, financial condition and your investment in our company.

In September 2012, we adopted a restructuring plan which includes reducing the number of employees, slowing the pace of investments in our intellectual property portfolio and minimizing variable expenses.  We are restructuring overall corporate overhead expenses in order to focus our business around our mobile marketing and advertising technology and services.  In order strengthen our position in the mobile marketing and mobile advertising industry, we intend to carefully invest our resources and protect our strategic assets, including our investments in our core patents, while continuing to identify and implement additional cost savings.

On May 9, 2013, we announced that we had secured an accounts receivable credit facility from Silicon Valley Bank.  The revolving loan credit facility has a two-year term and allows us to borrow up to $5.0 million based upon a predetermined formula in the credit and security agreement.  We believe this facility is an efficient way to access cash.

During fiscal 2014, we may need to raise additional cash through equity or debt financings, and/or sell all or part of our patent portfolio, while retaining the rights to use the patents in our technology.  There is no certainty that we will have the ability to raise additional funds through debt or equity financings under terms acceptable to us or that we will have the ability to sell all or part of the patent portfolio.  If sources of capital are unavailable, or are available only on a limited basis or under unacceptable terms, we could be required to substantially reduce or discontinue our investments in new customers and new products; reduce selling, marketing, general and administrative costs related to our continuing operations; or limit the scope of our continuing operations.  Due to the nature of our operations and financial commitments we may not have the discretion to reduce operations in an orderly manner to a more sustainable level without impacting future operations.

On June 29, 2011 we filed a shelf registration statement on Form S-3 with the SEC for the purpose of raising up to $75.0 million through sales of our securities.  The registration statement was declared effective on July 13, 2011.  We have sold common stock registered on the Form S-3 during fiscal year 2012 and fiscal year 2013 through public offerings of our common stock, amounting to approximately $33.6 million of the total $75 million registered on the Form S-3.  See Note 8 of the notes to our consolidated financial statement for details of the public offerings.  As of the date of this prospectus, we no longer meet the minimum $75 million public float requirement for use of Form S-3 registration for primary sales of our shares and therefore are limited in our ability to issue the remaining $41.4 million remaining on our existing Form S-3 and/or to file new shelf registration statements on Form S-3.  Until such time as we satisfy the $75 million public float and other requirements for use of Form S-3 registration, we will be required to use a registration statement on Form S-1 to register securities with the SEC or issue such securities in a private placement, which could increase the cost of raising capital.  If we need to raise additional capital, we do not believe that the unavailability of Form S-3 registration will be a significant limiting factor.

Since the end of our last fiscal year, we have experienced significant changes in our capital stock, stockholders’ equity and net assets.  The number of shares of our common stock outstanding has increased by 35.1 million shares, primarily as a result of the sale of our common stock and the payment of the contingent considerations related to the acquisition of Hipcricket in August 2011.  Please refer to Note 8 of the notes to our consolidated financial statements beginning on page F-25 of this prospectus.

Critical Accounting Policies and Estimates

General

Our discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Capitalized Legal Patent Costs.  We capitalize external legal costs incurred in the defense of our patents where we believe that there is an evident increase in the value of the patent and that the successful outcome of the legal action is probable.  Capitalized legal patent costs are amortized over the estimated useful life of the underlying patents, up to 84 months, using the straight-line method.  During the course of any legal action, the court where the case is pending makes decisions and issues rulings of various kinds, which may be favorable or unfavorable.  We monitor developments in the legal action, the legal costs incurred and the anticipated outcome of the legal action, and assess the likelihood of a successful outcome based on the entire action.  If changes in the anticipated outcome occur that reduce the likelihood of a successful outcome of the entire action to less than probable, the capitalized costs would be charged to expense in the period in which the change is determined.  As further described in the section of this prospectus titled “Legal Proceedings” and in Note 11 of the notes to our consolidated financial statements, during fiscal year 2013 we settled, dismissed, or abandoned certain litigation efforts to reduce our ongoing legal costs and wrote down the capitalized cost of these cases, resulting in an impairment charge of $3.5 million during the fiscal year ended February 28, 2013.  The capitalized legal patent costs are recorded within Intangible assets on our balance sheets.

Income Taxes.  Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating losses.  In evaluating our ability to recover our deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized using all available positive and negative evidence, projected future taxable income, tax planning strategies and recent financial operations.  These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying business.

Management evaluated the probability of the utilization of the deferred income tax asset related to the net operating loss carry forwards.  We have estimated a $21.5 million deferred income tax asset that relates to federal net operating loss carry forwards at February 28, 2013.  Management determined that because we have yet to generate taxable income and that the generation of taxable income in the short term is uncertain, it was appropriate to provide a valuation allowance for the total deferred income tax asset.

We have a net deferred income tax liability of $3,517,652 as of February 28, 2013 and February 29, 2012.  Although we have a full valuation allowance against our net deferred tax asset, a deferred income tax liability is recorded for the difference in the income tax basis and financial statement carrying value of the indefinite-lived intangible related to the trade name acquired in the Hipcricket acquisition.

Business Combinations.  We account for business combinations using the acquisition method of accounting.  The consideration transferred or transferable to sellers and the assets acquired and liabilities assumed are recorded at their estimated fair values at the date of acquisition.  When a business combination agreement provides for consideration to be paid in future periods, contingent on future events, we include an estimate of the acquisition-date fair value of the contingent consideration as part of the cost of the combination.  Contingent consideration to be paid to officers, directors, shareholders and/or employees of the acquiree whom continue employment with the Company are evaluated as to whether the amounts represent purchase consideration or a separate transaction, such as post-transaction employee compensation.  Factors evaluated require significant judgment and include, among other factors; consideration of the terms of continuing employment, levels of post-transaction compensation, ownership interest of the selling shareholder/employees, linkage of the contingent consideration to the transaction date combination valuation and any other agreements or matters related to the transaction.  Acquisition transaction costs are expensed as incurred.  The results of operations of the acquired business are included in our consolidated financial statements from the respective date of acquisition.

Fair Value Measurements.  We measure certain assets, including our intangible assets and goodwill, at fair value on a nonrecurring basis.  Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.  A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1:  Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2:  Observable inputs such as quoted prices for similar assets or liabilities in markets that are not sufficiently active to qualify as Level 1 or, other inputs that are observable by market data.

Level 3:  Unobservable inputs for which there is little or no market data, which requires us to develop our own assumptions.  The inputs require significant management judgment or estimation.

We review the carrying values of our intangible assets and goodwill when events and circumstances warrant and consider all available evidence in evaluating when declines in fair value are other than temporary.  The fair values of our intangible assets and goodwill are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections.

The remeasurement of goodwill is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed using company-specific information.  We used a combination of the income and market approach to measure the fair value of our reporting units.  Under the income approach, we calculate the fair value of a reporting unit based on the present value of the estimated future cash flows.  Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions.  The discount rate used is based on the weighted-average cost of capital adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the business’s ability to execute on the projected cash flows.  The discount rate also reflects adjustments required when comparing the sum of the fair values of our reporting units to our market capitalization.  The unobservable inputs used to fair value these reporting units include projected revenue growth rates, profitability and the risk factor added to the discount rate.

The inputs used to measure the fair value of the identified intangible assets were largely unobservable, and, accordingly, these measurements were classified as Level 3.  The fair value of the intangible assets for the reporting units were estimated using the income approach, which is based on management’s cash flow projections of revenue growth rates and operating margins, taking into consideration industry and market conditions.  The discount rates used in the fair value calculations for the intangible assets were based on a weighted average cost of capital adjusted for the relevant risk associated with those assets.  The unobservable inputs used in these valuations include projected revenue growth rates, operating margins, royalty rates and the risk factor added to the discount rate.

Goodwill.  Goodwill represents the excess of the acquisition consideration over the estimated fair value of the net tangible and intangible assets of acquired entities.  Goodwill is carried at cost and is not amortized.  We review goodwill for impairment annually as of the first day of our fourth fiscal quarter, generally December 1st, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable.

During the fiscal quarter ended November 30 2012, we determined that sufficient indicators of potential impairment existed to require an interim goodwill impairment analysis for the Mobile Marketing and Advertising (“MMA”) reporting unit, the only reporting which has allocated goodwill.  These indicators included the then recent trading values of our common stock, coupled with market conditions, recurring losses and the restructuring undertaken during the period.  Upon completion of our initial qualitative assessment, we could not conclude that it was more likely than not that the fair value of the MMA reporting unit was more than the carrying amount, and therefore we performed the first step of the two-step process for evaluating the recoverability of recorded goodwill.  The first step of the Company’s interim period assessment of the recoverability of goodwill resulted in an indication of impairment and therefore we performed the second step to measure the amount of the impairment loss.  Consequently, we recognized an impairment loss of $25.9 million (restated) during fiscal year 2013.

Prior to completing the goodwill impairment test, we tested the recoverability of the MMA reporting unit’s long-lived assets (other than goodwill) and concluded that such assets were not impaired.  We also performed a test of the recoverability of the Intellectual Property Holding (“IP Holding”) reporting unit, which resulted in an impairment of long-lived intangible assets.  However, no goodwill is allocated to the IP Holding reporting unit.

Any further reductions in the assessed fair value of the reporting units, or a deterioration of the related fair value inputs, would likely result in an impairment charge in the period of such assessment.

The goodwill impairment test is performed at the reporting unit level.  A reporting unit is an operating segment or one level below an operating segment (referred to as a “component”).  An operating segment is a component of an enterprise that earns revenues and incurs expenses, for which discrete financial information is available and management regularly reviews the operating results.  We have a single operating segment, however there are two reporting units for purposes of our goodwill impairment assessment.  All of our recorded goodwill is attributed to the Mobile Marketing and Advertising reporting unit, which generated substantially all of our revenues and expenses.  The second reporting unit represents the Intellectual Property reporting unit, which does not have any attributed goodwill.

We have an unconditional option to evaluate the impairment of goodwill by performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount.  If the fair value of the reporting unit is determined to be more likely than not greater than the carrying amount, further testing of goodwill impairment is not performed.  If the fair value of the reporting unit is determined to be more likely than not less than the carrying amount, we perform a quantitative two-step impairment test.

The goodwill impairment test involves a two-step process.  In the first step, we compare the fair value of each reporting unit to its carrying value.  If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is required.  If the fair value of the reporting unit is less than the carrying value, we must perform the second step of the impairment test to measure the amount of impairment loss, if any.  If the implied fair value of the reporting unit’s goodwill is less than the carrying value, the difference is recorded as an impairment loss.  When performing a quantitative two-step impairment test, we depend upon our estimates of future cash flows and other factors to determine the fair value of our reporting unit.  We rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows and marketplace data.

We estimate the fair value of our reporting units using primarily the income approach and, to a lesser extent, the market approach.  Using the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows.  Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions.  The discount rate used is based on the weighted-average cost of capital risk-adjusted for business-specific characteristics and the uncertainty related to the business’s ability to execute on the projected cash flows.  The market approach estimates fair value based on market multiples of revenue and earnings derived from comparable publicly-traded companies with similar operating and investment characteristics as the reporting unit.  The weighting of the fair value derived from the market approach ranges from 0% to 50% depending on the level of comparability of these publicly-traded companies to the reporting unit.  When market comparables are not meaningful or not available, we may estimate the fair value of a reporting unit using only the income approach.

In order to assess the reasonableness of the calculated fair values of our reporting units, we also compare the sum of the reporting units’ fair values to our market capitalization and calculate an implied control premium (the excess of the sum of the reporting units’ fair values over the market capitalization).  We compare our implied control premium to the control premiums of recent comparable market transactions for reasonableness and may adjust the fair value estimates of our reporting units by adjusting the discount rates and/or other assumptions if necessary.  Financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital, which we use to determine our discount rate, and our stock price, which we use to determine our market capitalization.  Therefore, changes in the stock price may also affect the amount of impairment recorded.  We believe that our market capitalization alone does not fully capture the fair value of our business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of our business.  As such, in determining fair value, we add a control premium to our market capitalization.  To estimate the control premium, we consider our unique competitive advantages that would likely provide synergies to a market participant.  In addition, we consider external market factors, which we believe, may contribute to changes in and volatility of our stock price that does not reflect our underlying fair value.

Intangible Assets.  Intangible assets were recorded as the result of business acquisitions and are stated at estimated fair value at the time of acquisition less accumulated amortization.  We assess the recoverability of long-lived assets subject to amortization when events or circumstances indicate that the carrying amount of an asset may not be fully recoverable.  If undiscounted expected cash flows to be generated by a long-lived asset or asset group are less than its carrying amount, we record an impairment to write down the long-lived asset or asset group to its estimated fair value.  Fair value is estimated based on discounted expected future cash flows.

As a result of efforts undertaken in the third fiscal quarter of 2013 to market certain patents for sale, and as a result of the interim period goodwill impairment assessment, management concluded that a triggering event had occurred requiring us to assess whether the carrying amount of certain of our intellectual property assets was recoverable.

The intellectual property for which indications of impairment existed are included in the IP Holding reporting unit, and those assets that were identified as impaired amounted to a net carrying value of $11.9 million prior to the impairment write-down.  In conducting an impairment review of the related intangible assets, we compare the fair value of the asset to its carrying value.  If the fair value of the asset is less than the carrying value, the difference is recorded as an impairment loss.  We estimated the fair value of the patents subject to the impairment analysis by calculating the expected proceeds to be received through a sale, exclusive license agreement and royalties that would have been paid to a third party had we not owned the patents.  The expected proceeds to be received through a sale did not include an estimate of contingent fees to be received by us related to participating in future licensing fees received by a purchaser, if any, under future settlement or royalty arrangements in which they pursue.  Such fees are considered contingent gains and would be recognized when earned.

Following the completion of the impairment analysis, we determined that the fair value of the patents acquired in the Geos intellectual property asset acquisition and the JAGTAG business combination, which are not core to the ongoing business operations or utilized in any material manner by the MMA reporting unit, were less than the carrying value due primarily to the reduction in the expected future cash flows to be received through licensing or sale, as the Company has restructured and changed its strategy related to certain non-core assets.  As a result, we recorded an impairment charge of $8.4 million during fiscal year 2013, which was included in the Impairment of intangible assets and investments within consolidated the statement of operations.

The interim impairment assessment utilized Level 3 inputs to estimate the fair value of the patents.  We applied a discounted cash flow model based on certain scenarios, but significantly weighted towards outright sale given management’s intent to dispose or exclusively license the rights to these non-core IP assets.  In estimating the fair value of these patents, we used our own assumptions about the use of the patents by a market participant and considered all available evidence.  However, as our efforts to sell certain of our IP patents progresses, additional evidence may emerge that could result in an additional charge that is required to be recorded in subsequent periods.

The fair values of the GEOS and JAGTAG patents are presented as Intangible assets available for sale in the consolidated balance sheets and management believes it is probable that a sale will occur within the next twelve months.

Share-Based Payments.  The fair value of our share-based payments for stock options and stock warrants is estimated at the grant date based on the stock award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model and is recognized as expense over the requisite service period using a straight line method.  The BSM model requires various highly judgmental assumptions including expected volatility and option life.  We estimate the forfeiture rate based on historical experience.  To the extent our actual forfeiture rate is different from our estimate, share-based payment expense is adjusted accordingly in that period.

Revenue Recognition.  We recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collection is probable.  Determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

We provide access to our AD LIFE Platform and services through term license fees, support fees, and mobile marketing campaign fees.  The contracts generally include multiple elements as part of the overall service delivery and revenues are generally recognized over the term of the contract.  We also offer professional services related to the strategy and execution of mobile marketing campaigns.  Professional services revenue is recognized as the services are performed as these services have value on a standalone basis, do not involve unique acceptance criteria and have a fair value that can be obtained as the other services are generally sold without professional services.

Contracts may include multiple deliverables such as production and delivery of media content, hosting, fees from content retention, delivery or placement of mobile or online advertising content.  Contracts may also include multiple deliverables such as custom software creation, audio production, and delivery of online media content or hosting.  Revenues from multiple delivery contracts for the production and delivery of online media content and hosting are recorded pro-rata over the term of the media content production, delivery or hosting period.

Revenues from the creation of custom software are generally a component of contracts that include hosting and/or production and delivery services.  Software revenues are recorded when the software is completed and accepted by the client if the software has free standing functionality, the fee for the software is separately determinable and we have demonstrated our capability of completing any remaining terms under the contract.  Otherwise all revenues under the multi-deliverable contracts are recorded pro rata over the term of the production and content delivery or hosting period.

Fixed-price contracts for the creation of custom software are typically of a duration of less than one year and are accounted for using the percentage-of-completion method.  We use the percentage-of-completion method of accounting because we believe it is the most accurate method to recognize revenue based on the nature and scope of these service contracts; we believe it is a better measure of periodic income results than other methods and better matches revenue recognized with the costs incurred.  Percentage of completion is measured based primarily on input measures such as hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable.  Significant judgment is required when estimating total hours and progress to completion on these arrangements which determines the amount of revenue we recognize as well as whether a loss is recognized if one is expected to be incurred for the remainder of the project.  Revisions to hour and cost estimates are incorporated in the period in which the facts that give rise to the revision become known.

Fees for producing interactive advertising content are based upon a fee for the production and hosting of the advertising content and/or a percentage of the fees paid by third party advertisers.  Fees from third parties for the production and hosting of the advertising content are recorded pro rata over the related hosting period.  Fees representing a percentage of the fees paid by third party advertisers for advertising on third party or company websites are recorded when the contractual criteria has been met and amounts are due from third party advertisers.

Research and Development Costs.  Costs incurred internally in researching and developing a computer software product are charged to expense until technological feasibility has been established for the product.  Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers.  Judgment is required in determining when technological feasibility of a product is established.  We have determined that technological feasibility for our software products is reached after all high-risk development issues have been resolved through coding and testing.  Generally, this occurs shortly before the products are released to customers.  The amortization of these costs is included in cost of revenue over the estimated life of the products.

Off-Balance Sheet Arrangements

As of February 28, 2013 and August 31, 2013, we did not have off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition.

Recently Issued Accounting Standards

Accounting standards promulgated by the FASB change periodically.  Changes in such standards may have an impact on the Company future financial statements.  The Company’s analysis and impact of these accounting standards, please see Note 2: Summary of Significant Accounting Policies – Recent Accounting Standards of  the notes to our audited consolidated financial statement, beginning on page F-25 of this prospectus.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock, $0.0001 par value per share, has been quoted on the OTC Bulletin Board under the symbol “HIPP” since August 26, 2013.  Prior to that date, our common stock traded on the OTC Bulletin Board under the symbol “AUGT.”  The following table sets forth the quarterly high and low sale prices for our common stock during the quarters indicated below.  This information reflects inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

	Period	High	Low

Year ending February 28, 2014	Third quarter ending November 30, 2013 (through October 31, 2013)	$0.64	$0.38
	Second quarter ended August 31, 2013	0.41	0.28
	First quarter ended May 31, 2013	0.49	0.31

Year ended February 28, 2013	Fourth quarter ended February 28, 2013	$0.90	$0.27
	Third quarter ended November 30, 2012	1.45	0.50
	Second quarter ended August 31, 2012	2.38	1.32
	First quarter ended May 31, 2012	2.57	1.82

Year ended February 29, 2012	Fourth quarter ended February 29, 2012	$2.29	$1.17
	Third quarter ended November 30, 2011	3.74	1.43
	Second quarter ended August 31, 2011	4.32	2.18
	First quarter ended May 31, 2011	4.77	2.41

HOLDERS

We had approximately 481 record holders of our common stock as of November 1, 2013, according to a stockholders’ list provided by our transfer agent as of that date.  Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of individual stockholders represented by these holders of record.  The transfer agent and registrar for our common stock is Manhattan Transfer Registrar Co., 57 Eastwood Road, Miller Place, New York, 11764.

DIVIDENDS

We have never declared nor paid any cash dividends on our common stock and we do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future.  Any future determination regarding the payment of cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

DIRECTORS AND EXECUTIVE OFFICERS

The following table identifies our executive officers and directors, their ages, their respective offices and positions, and their respective dates of election or appointment.

Name	Age	Position

Ivan E. Braiker	62	President and Chief Executive Officer and Director
Thomas J. Virgin	58	Chief Financial Officer
Douglas Stovall	45	Chief Operating Officer
Michael Brochu	60	Director
John M. Devlin, Jr.	68	Director, Audit Committee Chair
Donald E. Stout	67	Director
Todd E. Wilson	42	Chairman of the Board, Corporate Secretary and Audit Committee Chair

Executive Officers

Ivan E. Braiker, President and Chief Executive Officer and Director

Ivan Braiker has been a director and our President since August 2011 and was appointed Chief Executive Officer in March 2013.  Mr. Braiker has over 30 years of executive management experience in broadcasting and media.  Earlier in his career, he earned Billboard Magazine’s Trendsetter of the Year award.  He was a co-founder and Chief Executive Officer of Hipcricket, Inc., a position he held from August 2004 until we acquired the assets and business of Hipcricket, Inc. in August 2011.  From 2002 to 2003, he held the position of President of Streamline Publishing and was co-founder and President of New Northwest Broadcasters from 1998 through 2002.  We believe that Mr. Braiker’s executive management experience in the mobile marketing and advertising business as the co-founder and Chief Executive Officer of Hipcricket, Inc., among other media companies, makes him qualified to serve as a director.

Thomas J. Virgin, Chief Financial Officer

Prior to accepting the position as our Chief Financial Officer in October 2011, Mr. Virgin was the Chief Financial Officer with Hipcricket, Inc., a position he held since May 2007.  Prior to joining Hipcricket, Inc., from March 2005 to May 2007, Mr. Virgin was the Executive Vice President and Chief Financial Officer for Talyst Inc., which provided software and equipment solutions to improve efficiency and patient safety at acute care hospitals, health delivery networks and long-term-care pharmacies.  Before his employment with Talyst Inc., Mr. Virgin was Chief Financial Officer and Vice President of Finance and Administration at WizKids, a Washington-based company that created and sold collectible miniature games.  Mr. Virgin joined WizKids in 2001, and in 2003 he assisted with the sale of WizKids to Topps Co.  Mr. Virgin started his career in public accounting by performing audit and tax work for companies in a variety of industries.  He spent more than 16 years (1983 to 1999) at Seafirst Bank (now Bank of America), where he was Senior Vice President and Controller.  From there, he was appointed Chief Financial Officer at T&W Financial Services Corporation, a commercial leasing company (1999 to early 2000).  He subsequently served as interim Chief Financial Officer for two software companies, ThinkShare (in 2000) and Versidata Systems (2000 - 2001), where he was responsible for raising capital and financial operations.

Douglas Stovall, Chief Operating Officer

Douglas Stovall has been our Chief Operating Officer since June 2013.  Mr. Stovall joined the Company in January 2010 and has over twenty years of experience in creating and directing mobile sales, product and services.  Prior to his appointment as Chief Operating Officer, he had served as the Company’s Executive Vice President – Sales and Services since July 2012 and was Senior Vice President – Sales from January 2010 to June 2012.  Mr. Stovall was Vice President, Mobile Business Development with Merkle Inc., a customer relationship marketing agency, from September 2009 to November 2009.  Prior to that, Mr. Stovall served as Vice President, Sales with Acuity Mobile, a mobile marketing and mobile advertising company (acquired by NAVTAQ, a Nokia Company), from August 2007 to September 2009.  Mr. Stovall holds an MBA with an emphasis in Organization and Operations Management from William Carey College, and a BS in Psychology from the University of Southern Mississippi.

Non-Employee Directors

Michael Brochu, Director

Michael Brochu has been a director since June 17, 2013.  He is a seasoned technology executive with over 20 years of senior-level experience at a variety of global companies.  From November 1997 until its acquisition in November 2004 by Art Technology Group, Inc., Mr. Brochu served as the President, Chief Executive Officer and Chairman of the  Board of Primus Knowledge Solutions, Inc., an award-winning provider of e-service software solutions.  Mr. Brochu was a member of the board of directors of Art Technology Group from November 2004 until its acquisition by Oracle Corporation in January 2011.  Beginning in December 2003, Mr. Brochu served as a director of Loudeye Corp., a global leader of digital music platforms and digital media distribution services, and beginning in February 2005, as its President and Chief Executive Officer.  In October 2006, Loudeye Corp. was acquired by Nokia Corp.  Mr. Brochu left Nokia Corp. in December 2006.  From June 2007 until its acquisition in September 2011 by WPP PLC, Mr. Brochu served as President, Chief Executive Officer and a director of Global Market Insite, Inc., a developer of digital technology platforms serving the market research industry.  Mr. Brochu is currently a member of the board of directors for Centro Digital Media, Vines of Mendoza and Zotec Partners, each privately held, and GraphOn, Inc., a public company.  He is also a member of the Operating Committee of BelHealth Investment Partners, a private equity firm specializing in healthcare, and is on the advisory board of Seattle-based venture capital firm Voyager Capital.  Mr. Brochu holds a BBA in Finance/Accounting from the University of Texas at El Paso.  We believe that Mr. Brochu’s extensive technology industry leadership and business and financial experience makes him well-qualified to serve as a director.

John M. Devlin, Jr., Director, Audit Committee Chairman

John Devlin has served as a director since March 2009.  Mr. Devlin has been in the investment and asset management business for over 24 years. Before retiring from J.P. Morgan Investment Management in December 2003, he was a Senior Portfolio manager for 10 years, responsible for directing investment activity, providing pension asset and liability advice as well as tactical and strategic portfolio management for institutional relationships with over $20 billion in assets.  Mr. Devlin was also the Committee Chairman for client portfolio guidelines, compliance and performance review for J.P. Morgan accounts with an asset size over $200 billion.  Throughout his career at J.P. Morgan, Mr. Devlin worked in all aspects of the investment and asset management business in areas such as fixed income trading and portfolio management.  From November 2008 to November 2011, Mr. Devlin was Managing Director of the American Irish Historical Society where he was responsible for managing day-to-day operations of the Society, including banking relationships, financial reporting, administration, and trustee and fund raising relationships.  From October 2003 to October 2008, Mr. Devlin was the Vice Chairman of McKim & Company LLC where he was responsible for providing strategic planning and direction for McKim & Company, a venture capital source firm for start-up companies in the $1 million to $20 million bracket. Mr. Devlin also serves on the Board of Directors of Spindle Inc., a mobile payment solutions company listed on the Over-the-Counter Bulletin Board.  Mr. Devlin received an MBA from Pace University in 1976 and completed his undergraduate degree in Finance at Georgetown University in 1967.  We believe that Mr. Devlin’s education and experience in the finance industry makes him qualified to serve as a director.

Donald E. Stout, Director

Donald Stout has served as a director since January 2011.  Mr. Stout is a member of the bars of the District of Columbia and Virginia, and he is admitted to practice before the Supreme Court of the United States, the Court of Appeals for the Federal Circuit, the Fifth Circuit of Appeals, and the U.S. Patent and Trademark Office (“USPTO”).  From 1972 to the present, Mr. Stout’s legal practice has involved all facets of intellectual property, including litigation, the provision of expert witness opinions, and the licensing and representation of clients before the USPTO in diverse technological areas, including telecommunications.  He has testified as an expert witness regarding obtaining and prosecuting patents.  Mr. Stout has written and prosecuted hundreds of patent applications in diverse technologies and has also rendered opinions on patent infringement and/or validity.  Mr. Stout has been a senior partner at the law firm of Antonelli, Terry, Stout and Kraus, LLP since 1982.  He earned his J.D. degree (with honors) from George Washington University in 1972.  Mr. Stout was employed by the USPTO from 1968 to 1972 as an assistant examiner involved with patent applications covering radio and television technologies.  He interpreted complex technical disclosures in patents and publications involving communications technology and theory, along with principles of electrical engineering, as part of his responsibilities with the USPTO.  In 1972, Mr. Stout worked as a law clerk for two former Board members of the USPTO Board of Appeals, where he assisted in deciding issues of patentability for applicants who appealed previous decisions.  We believe that Mr. Stout’s extensive experience in the field of patents and intellectual property makes him well-qualified to serve as a director.

Todd E. Wilson, Chairman of the Board, Corporate Secretary, and Compensation Committee Chairman

Todd Wilson has served as a director since June 2010.  Mr. Wilson brings more than 15 years of experience as an investor, board member and advisor to middle-market companies.  He currently serves as a Partner at Crane Street Capital, a California-based investment firm.  From July 2010 to September 2011, Mr. Wilson held the position of Managing Director for the Office of Small Business Services for the City of Los Angeles.  From July 2002 to December 2009, he served as a principal in the private equity group at American Capital, Ltd.  Previously, from June 1999 to June 2002 he also served as a principal with Wind Point Partners, a Chicago- based private equity firm with over $1.0 billion of capital under management.  During his tenure as an equity investor, Mr. Wilson has worked closely with companies to maximize shareholder value and provide significant returns on corporate investments.  Mr. Wilson also served as an investment banker at Merrill Lynch from July 1993 to June 1995 and Montgomery Securities from July 1995 to February 1997.  We believe Mr. Wilson’s education and experience in the finance industry makes him qualified to serve as a director.

Board Composition and Election of Directors and Officers

Our board of directors is currently consists of five members.  Pursuant to the terms of our certificate of incorporation, our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three year terms.  The members of the classes are divided as follows:

●	Class I consists of Messrs. Braiker and Brochu, each with a term expiring at the 2014 annual meeting of stockholders;

●	Class II consists of Messrs. Stout and Wilson, each with a term expiring at the 2015 annual meeting of stockholders; and

●	Class III consists of Mr. Devlin, with a term expiring at the 2016 annual meeting of stockholders.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three year term at the annual meeting of stockholders in the year in which their term expires.

There is no arrangement or understanding between any of our directors or officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

Director Independence

Our board of directors has determined that each of our directors, other than Messrs. Braiker and Wilson, is independent under the listing standards of the Nasdaq Stock Market.

There are no family relationships among our directors and executive officers.

Board Committees

Our board of directors has established an audit committee and a compensation committee.  Each committee operates under a charter that has been approved by our board of directors.  Copies of the committee charters are posted on the “Investors-Corporate Governance” section of our website, www.hipcricket.com

Audit Committee

John M. Devlin, Jr. (chair) and Todd Wilson are the members of the Audit Committee.  The Audit Committee’s function is to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationships and the audit of our financial statements.  Our board of directors has determined that Mr. Devlin is an audit committee financial expert within the meaning of Rule 407(d)(5) of SEC Regulation S-K and is independent under the Nasdaq listing rules applicable to audit committee members.  Mr. Wilson is not independent under the Nasdaq listing rules applicable to audit committee members.

Compensation Committee

Todd Wilson (chair), John M. Devlin, Jr., and Donald Stout are the members of the Compensation Committee.  The purpose of the Compensation Committee is to aid the board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation.  Among other things, the Compensation Committee reviews, recommends and approves salaries and other compensation of our executive officers, administers our equity incentive plans (including reviewing, recommending and approving stock option and other equity incentive grants to executive officers), and administers the executive officer incentive plans.  Messrs. Devlin and Stout, but not Mr. Wilson, are independent under the Nasdaq listing rules applicable to compensation committee members.

Nominations to the Board of Directors

Our board of directors currently performs the functions of a corporate governance and nominating committee, the purpose of which is to identify individuals qualified to become members of our board of directors consistent with criteria set by our board and to develop our corporate governance principles.  The board has not adopted procedures pursuant to which security holders may recommend nominees to the board of directors and there has been no material change to this.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth certain information regarding compensation for our fiscal year ended February 28, 2013 and ,where applicable, fiscal year 2013, for our Chief Executive Officer, our Chief Financial Officer and three of our former executive officers (the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Award ($)(1)	Option/ Warrant Awards ($)(2)	All Other Compensation ($)		Total Compensation ($)

Ivan E. Braiker (3)	2013	284,750	—	—	1,477,742	(4)	1,762,492
Chief Executive Officer and Director	2012	142,500	—	493,575	—		636,075

Thomas J. Virgin (5)	2013	225,631	—	—	875,724	(6)	1,101,355
Chief Financial Officer	2012	117,590	—	423,318	—		540,908

Robert F. Hussey (7)	2013	118,333	—	71,581	—		187,914
Former Chairman of the Board and Former Interim Chief Executive Officer

Paul R. Arena (8)	2013	310,577	—	69,175	210,869	(9)	590,621
Former Chairman of the Board and Former Chief Executive Officer	2012	387,500	—	151,584	—		539,084

Michael Eric Harber (10)	2013	82,027	—	—	1,497,440	(11)	1,579,467
Former Chief Operating Officer	2012	132,500	—	467,663	—		600,163

(1)	Reflects the fair value stock and option awards on the grant date in accordance with FASB ASC Topic 718.

(2)
Reflects the aggregate fair value of stock options and warrants on the grant date in accordance with FASB ASC Topic 718.  These amounts are not paid to or realized by the officer.  Assumptions used in the calculation of these values are included in Note 9 of the notes to our audited financial statements included elsewhere in this prospectus.

(3)
Mr. Braiker was appointed Chief Executive Officer on March 1, 2013 and has served as President since August 25, 2011.  His initial base salary of $270,000 per year was increased to $300,000 per year as of December 1, 2011, and increased to $320,000 on March 1, 2013.  Amounts in the Salary column represent salary paid during the fiscal year.

(4)
Amount represents earn-out compensation of $726,201 and tax gross-up of $751,540 paid in connection with the Hipcricket acquisition.  Please see the discussion under the section of this prospectus titled “Certain Relationships and Related Transactions.”

(5)	Mr. Virgin was appointed Chief Financial Officer on October 7, 2011. His base salary is $264,000 per year. Amounts in the Salary column represent salary paid during the fiscal year.

(6)
Amount represents earn-out compensation of $542,241 and tax gross-up of $333,483 paid in connection with the Hipcricket acquisition.  Please see the discussion under Item 13, “Certain Relationships and Related Transactions.”

(7)
Mr. Hussey was appointed Interim Chief Executive Officer effective September 17, 2012, having served as Interim Chief Operating Officer since June 1, 2012.  Mr. Hussey resigned on March 1, 2013.  Amounts in the Salary column represent salary paid during the fiscal year.

(8)
Mr. Arena served as Chief Executive Officer from June 8, 2010 until his resignation on September 17, 2012.  His initial base salary of $275,000 was increased as of June 28, 2011 to $425,000 for the remainder of fiscal year 2012.  Amounts in the Salary column represent salary paid during the fiscal year.

(9)	Amount reflects severance of $159,375, accrued paid time off of $43,606, and payment of health and dental insurance premiums of $7,889 paid during the fiscal year.

(10)
Mr. Harber served as Chief Operating Officer from August 25, 2011 until his resignation on June 20, 2012.  His initial base salary of $245,000 was increased as of December 1, 2011 to $285,000 for the remainder of fiscal year 2012.  Amounts in the Salary column represent salary paid during the fiscal year.

(11)
Amount represents earn-out compensation of $648,810 and tax gross-up of $612,475 paid in connection with the Hipcricket acquisition, severance of $200,510, accrued paid time off of $22,853, and payment of health and dental insurance premiums of $12,792 paid during the fiscal year.

EMPLOYMENT AGREEMENTS AND COMPENSATION ARRANGEMENTS

Employment Agreement with Ivan E. Braiker

On August 25, 2011, we entered into an employment agreement with Ivan E. Braiker, which was subsequently amended on November 28, 2011, May 7, 2013 and July 5, 2013, pursuant to which Mr. Braiker will be employed by us for an initial term of three years as our President prior to March 1, 2013 and as our Chief Executive Officer as of March 1, 2013.  Thereafter, we may elect to extend employment to Mr. Braiker for one or more additional twelve-month periods.  During the first-year of the term Mr. Braiker received a base salary of $270,000 per annum, which was amended to $300,000 per annum on December 1, 2011, and was amended to $320,000 on March 1, 2013, increasing to $350,000 on March 1, 2014.  If the Employment Agreement is renewed for a subsequent term or terms, the base salary will be increased (a) by a minimum of 10% over the base salary in effect on the renewal date or (b) as our Board of Directors shall determine if in excess of the minimum increase.  In addition to the base salary, Mr. Braiker will be eligible for an annual performance bonus, consistent with the annual performance bonus afforded to other senior management employees, to be payable upon achievement of performance goals and objectives to be mutually agreed upon by Mr. Braiker and the Board of Directors in advance of the relevant performance period.  Additionally, the Board of Directors will have the discretion to award Mr. Braiker a discretionary bonus of up to $20,000 per quarter.  Mr. Braiker may receive other adjustments in compensation or a bonus, as determined in the sole discretion of the Board of Directors.

Upon execution of the Employment Agreement dated August 25, 2011, Mr. Braiker received an option grant which gives him the right to purchase 235,000 shares of Augme common stock at an exercise price of $3.04 per share (which was the closing price of the common stock on August 24, 2011, the date the Board of Directors approved the option grant to Mr. Braiker).  The option has a five year term.  The right to purchase 47,000 shares of common stock vested upon execution of the Employment Agreement and the right to purchase the remaining 188,000 shares of common stock vests in equal monthly increments over a 36 month period.  The right to purchase unvested shares of common stock will vest in the event of a Control Change, as defined in the Employment Agreement.  Furthermore, in the event that we receive cash proceeds exceeding $10 million (but less than $25 million) relating to a litigation settlement, licensing fee arrangement or sale of intellectual property, the right to purchase 50% of the unvested shares of common stock will vest and in the event that we receive cash proceeds exceeding $25 million relating to a litigation settlement, licensing fee arrangement or sale of intellectual property, the right to purchase 100% of the unvested shares of common stock will vest.  Pursuant to the May 7, 2013 amendment, in the event of a Control Change Mr. Braiker will receive a fee of 1% of aggregate consideration over $75 million.

The Employment Agreement also includes provisions governing the termination of Mr. Braiker’s employment.  If Mr. Braiker’s employment is terminated for Just Cause (as defined in the Employment Agreement), we will be required to pay to Mr. Braiker only that portion of his base salary, accrued but unused vacation pay, and to the extent required under the terms of any benefit plan or the Employment Agreement, the vested portion of any benefit under such plan, all as earned through the date of termination.  If we terminate Mr. Braiker’s employment without Just Cause, we will continue to pay to Mr. Braiker his then-current base salary, in accordance with customary payroll practices, plus accrued but unpaid vacation time, accrued but unpaid benefits and reimbursement of all unpaid business expenses (the “Continued Benefits”) for a period of the greater of (a) 6 months; or (b) the remainder of the employment term (the “Continuation Period”).  Mr. Braiker will be entitled to continued participation in all medical and disability plans as if his employment had not terminated until the expiration of the Continuation Period.  Mr. Braiker will also be entitled to exercise any unvested stock option rights and stock purchase rights granted to him and outstanding at the effective date of the termination.  If Mr. Braiker terminates his employment for Good Reason (as defined in the Employment Agreement) we will continue to pay to him the Continued Benefits for the Continuation Period.  Mr. Braiker will also be entitled to continued participation in all medical and disability plans, to the extent such plans are provided by us, at the same benefit level at which he was participating on the date of termination until the expiration of the Continuation Period.  Mr. Braiker will also be entitled to exercise any unvested stock option rights and stock purchase rights granted to him and outstanding at the effective date of the termination of the Employment Agreement.

Employment Agreement with Thomas J. Virgin

On October 7, 2011, we entered into an employment agreement with Thomas J. Virgin pursuant to which Mr. Virgin will be employed by us as our Chief Financial Officer for an initial term of three years.  Mr. Virgin’s Employment Agreement is substantially the same as Mr. Braiker’s Employment Agreement, with the exception of the following:  (i) Mr. Virgin’s initial annual salary of $240,000, is to be increased by 10% in each of the second and third years of the term; and (ii) Mr. Virgin received stock options to purchase 100,000 shares of our common stock at an exercise price of $3.10 per share, with 20,000 option shares vesting upon execution of the Employment Agreement, and the balance vesting in equal monthly increments over a 36 month period.

Separation and Release Agreements

During the 2013 fiscal year, we entered into Separation and Release Agreements with four former employees.  Information about these agreements is included in the section of this prospectus titled “Certain Relationships and Related Transactions.”

  OUTSTANDING EQUITY AWARDS AT FEBRUARY 28, 2013

The following table sets forth certain information concerning unexercised stock options and warrants for each Named Executive Officer at February 28, 2013.

Outstanding Equity Awards at Fiscal Year End

Named Executive Officer	Reference	Option/Warrant Grant Date	Number of Securities Underlying Unexercised Options/ Warrants (#)	Number of Securities Underlying Unexercised Options/ Warrants (#)	Option/ Warrant Exercise Price ($)	Option/Warrant Expiration Date
			Exercisable	Unexercisable

Ivan Braiker	(4)	08/25/2011	141,000	94,000	3.04	08/25/2016
Ivan Braiker	(1)	12/29/2011	116,667	183,333	2.15	12/29/2016
Thomas J. Virgin	(1)	08/24/2011	51,250	51,250	3.04	08/24/2016
Thomas J. Virgin	(4)	10/07/2011	55,556	44,444	3.10	10/07/2016
Thomas J. Virgin	(1)	12/29/2011	93,333	146,667	2.15	12/29/2016
Robert F. Hussey	(2)	06/15/2012	250,000	—	2.20	06/14/2015
Robert F. Hussey	(3)	09/10/2012	41,667	258,333	1.20	09/10/2017
Robert F. Hussey	(4)	11/06/2012	62,667	—	0.66	11/05/2017
Paul R. Arena	(5)	06/08/2010	12,500	—	1.00	06/08/2015
Paul R. Arena	(6)(8)	06/08/2010	2,000,000	—	1.00	06/08/2015
Paul R. Arena	(7)(8)	09/07/2010	1,000,000	—	1.47	09/07/2015
Paul R. Arena	(1)(8)	12/29/2011	425,000	—	2.15	12/29/2016
Paul R. Arena	(5)	10/01/2012	250,000	—	1.50	10/01/2017
Michael Eric Harber	(9)	08/25/2011	150,000	—	3.04	08/25/2016
Michael Eric Harber	(10)	12/29/2011	189,998	—	2.15	12/29/2016

(1)	The indicated options vest 1/36th each month from the grant date.

(2)	The indicated warrant vested 1/6th each month from the grant date.

(3)	The indicated warrant’s original vesting was 1/36th each month from the grant date.

(4)	The indicated option’s original vesting was as follows: 20% vested at grant, and 80% vesting 1/36th each month from the grant date.

(5)	The option was granted fully vested on the grant date.

(6)	The indicated option’s original vesting was as follows: 25% vested at grant, and 75% vesting 1/36th each month from the grant date.

(7)	The indicated option’s original vesting was as follows: grant will vest upon the 30-day average closing stock price of Augme common stock of $3.25 or greater.

(8)	The indicated option’s remaining vesting was accelerated pursuant to Mr. Arena’s Separation and Release Agreement dated September 21, 2012.

(9)
The indicated option’s original vesting was as follows: 20% vested at grant, and 80% vesting 1/36th each month from the grant date.  Pursuant to Mr. Harber’s Separation and Release Agreement dated June 20, 2012, vesting of 61,000 shares were accelerated.

(10)
The indicated option’s original vesting was 1/36th each month from the grant date.  Pursuant to Mr. Harber’s Separation and Release Agreement dated June 20, 2012, vesting of 150,415 shares were accelerated.

  POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

In the table below, we have estimated the potential incremental compensation to which each Named Executive Officer would have been entitled if he had experienced an Involuntary Termination without cause or a Change in Control Termination effective as of February 28, 2013.  The amounts shown assume that the termination was effective as of February 28, 2013, the last day of fiscal year 2013 and that the price of our common stock as of termination was the closing price of $0.39 on February 28, 2013.  Because all outstanding options held by the Named Executive Officers have exercise prices higher than the February 28, 2013 closing price of our common stock, there is no incremental value attributable to the acceleration of stock options upon a change in control.  The actual amounts to be paid can be determined only following the officer’s termination.

Named Executive Officer	Termination Without Cause or for Good Reason (1)
	Cash Payments ($)	Benefits ($)	Total ($)

Ivan E. Braiker	843,000	10,415	853,415
Thomas J. Virgin	714,400	15,602	730,002
Robert Hussey	—	—	— (2)
Paul Arena	212,500	7,888	220,388 (3)

(1)
The employment agreements for Mr. Braiker and Mr. Virgin state that if the executive’s employment is terminated by us without Just Cause or by the executive for Good Reason, we will be required to continue to pay to the executive his then-current base salary, in accordance with customary payroll practices, plus accrued but unpaid vacation time, accrued but unpaid benefits and reimbursement of all unpaid business expenses for a period of the greater of (a) 6 months; or (b) the remainder of the employment term.  The amounts above represent cash payments that would have been payable to each executive upon such termination if the termination had occurred on February 28, 2013.

(2)
Mr. Hussey was appointed Interim Chief Executive Officer effective September 17, 2012.  The employment agreement for Mr. Hussey stated that he would receive fees of 0.5% of Aggregate Consideration up to $200 million, plus 1% of Aggregate Consideration between $200 – $400 million, plus 1.5% of Aggregate Consideration above $400 million upon a Change of Control of the Company.  The employment agreement did not define benefits for termination for Just Cause or Good Reason.  Mr. Hussey resigned on March 1, 2013 and the Company agreed to pay Mr. Hussey termination benefits totaling $230,838.  See Item 13 for a description of Mr. Hussey’s Separation Agreement.

(3)
The amounts above represent cash payments that would have been payable to Mr. Arena pursuant to his employment agreement, if he had remained employed by the Company and termination had occurred on February 28, 2013.  Mr. Arena served as Chief Executive Officer from June 8, 2010 until his resignation on September 17, 2012.  Upon separation, we agreed to pay Mr. Arena $318,750 for severance and subsequently amended this amount to $234,375 pursuant to a mutual settlement between Mr. Arena and the Company.

DIRECTOR COMPENSATION

Beginning in fiscal year 2014, each non-employee director will receive the following cash compensation for his or her service as a director:

•	A fee of $10,000 each quarter, except for the Chairman of the Board who will receive $12,500 each quarter; and
•	A fee of $1,500 each quarter for each committee on which a director serves.

For the first two quarters of fiscal year 2014, the Board has agreed to accept its quarterly fees in half cash and half stock.

During the fiscal year 2013, we did not pay our directors cash fees for serving on our Board.  During the fiscal year 2013, we granted to our independent directors options and warrants to purchase shares of our common stock, as described below.  Ivan Braiker was not paid additional compensation or granted options or warrants for his service as director.  His compensation is fully reflected in the other tables contained in this report.

Quarterly Option Grants

Beginning on November 30, 2010, all of our independent directors received grants of options to purchase 6,000 shares of our common stock on the last day of each quarter, so long as they were serving as a director on that date.  The price per share equaled the ten-day trading average closing price of our common stock, computed from the last day of the quarter.  These warrants vest in equal monthly increments over 36 months and have five year terms.  At the end of the third fiscal quarter of fiscal year 2013, we discontinued granting quarterly option grants.

January 18, 2013 Warrant Grant

On January 18, 2013, we granted to Roberta Minicola, a former director, a warrant to purchase 300,000 shares of our common stock at a price of $0.53 per share.  The warrant vests in equal monthly installments over 36 months and has a term of five years.  The value of the warrant at the time of grant was $86,100. Ms. Minicola resigned from the board on June 30, 2013.

Compensatory Arrangement with Roberta L. Minicola

On January 21, 2013, we entered into an agreement with Roberta Minicola pursuant to which we agreed, in conjunction with her appointment as a director, to pay her a flat fee equal to 1% of the net aggregate consideration received by us in excess of $75 million in a change of control transaction.  The term of this agreement is concurrent with Ms. Minicola’s service on the board and for six months following her resignation.  Ms. Minicola resigned from the board on June 30, 2013 and this agreement therefore will terminate six months after that date.

The following chart reflects all compensation awarded to, earned by or paid to the directors below for the fiscal year ended February 28, 2013.

Director Compensation for 2013 Fiscal Year
Director Name	Option/ Warrant Awards ($)	Reference	Total ($)

John M. Devlin, Jr.	5,692	(1)	5,692
John M. Devlin, Jr.	3,471	(2)	3,471
John M. Devlin, Jr.	1,703	(3)	1,703
Roberta Minicola (6)	86,100	(4)	86,100
Ernest W. Purcell (7)	5,692	(1)	5,692
Ernest W. Purcell (7)	3,471	(2)	3,471
Ernest W. Purcell (7)	29,595	(5)	29,595
Donald Stout	5,692	(1)	5,692
Donald Stout	3,471	(2)	3,471
Donald Stout	1,703	(3)	1,703
Todd E. Wilson	5,692	(1)	5,692
Todd E. Wilson	3,471	(2)	3,471
Todd E. Wilson	1,703	(3)	1,703

The amounts listed represent the fair value of the awards on the date of grant, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation.  These amounts are not paid to or realized by the officer.  Assumptions used in the calculation of these values are included in Note 9 to the notes to our audited financial statements included elsewhere in this prospectus.

(1)	Option was granted on May 31, 2012 for 6,000 shares with a 5 year term, vesting 1/36th per month and an exercise price of $2.09.

(2)	Option was granted on August 31, 2012 for 6,000 shares with a 5 year term, vesting 1/36th per month and an exercise price of $1.48.

(3)	Option was granted on November 30, 2012 for 6,000 shares with a 5 year term, vesting 1/36th per month and an exercise price of $0.60.

(4)	Warrant was granted on January 21, 2012 for 300,000 shares with a 5 year term, vesting 1/36th per month and an exercise price of $0.53.

(5)
Warrant was granted fully vested on September 12, 2012 for 50,000 shares with a 5 year term and an exercise price of $1.25.  The warrant was issued in connection a note payable issued by us to Mr. Purcell in the amount of $200,000.  See the discussion under the section of this prospectus titled “Certain Relationships and Related Transactions.”

(6)	Ms. Minicola became a director on January 21, 2013 and resigned from the board on June 30, 2013.

(7)	Mr. Purcell resigned his position as a director on September 17, 2012.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

The following describes all transactions since March 1, 2012 and all proposed transactions in which we are, or we will be, a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest.

On May 16, 2013, we entered into a Consulting Agreement, as amended, with Trove Capital Partners LLC (“Trove”), of which Todd E. Wilson, the chairman of our board of directors, is a principal.  Under the agreement, we have agreed to pay Trove monthly fee of $22,500 for consulting services.  The term of the agreement commenced March 1, 2013 and continues until terminated upon 30 days’ prior notice by either party.   As of October 31, 2013, fees payable to Trove under the consulting agreement totaled $180,000.

On June 17, 2013, we entered into an employment agreement with Douglas Stovall to serve as our Chief Operating Officer for an initial term of fifteen months.  Mr. Stovall’s initial annual base salary is $275,000.  Mr. Stovall is eligible for a monthly performance bonus based on achievement of revenues for fiscal year 2014, as well as a discretionary bonus based on achievement of Company objectives outlined in his employment agreement.  At the time of his appointment, Mr. Stovall also received a 5-year stock option to purchase 500,000 shares of our common stock at an exercise price of $0.39 per share.  The option vests in equal monthly increments over a 36-month period.

On June 20, 2012, we entered into a Separation and Release Agreement with Michael Eric Harber.  Pursuant to the agreement, Mr. Harber resigned his position as Chief Operating Officer and his employment terminated on June 20, 2012.  In exchange for his release of all claims related to his employment and employment agreement, we agreed to pay to Mr. Harber severance payments in the amount of $427,500.  We also agreed to pay a total of approximately $35,645 for accrued paid time off and medical and dental coverage premiums.  We have also agreed that 211,415 of Mr. Harber’s outstanding and unvested stock options will be fully vested and he will be permitted to exercise these options for up to five year from the original grant dates. We have released Mr. Harber from any and all claims we may have had against him relating to his employment.

On August 22, 2012, we entered into an employment agreement with Tom DeLuca to serve as our Chief Operating Officer beginning on September 10, 2012 for an initial term of two years.  Pursuant to the agreement, Mr. DeLuca’s initial annual base salary was $350,000.  Mr. DeLuca also received an initial grant of 5-year options to purchase 625,000 shares of our common stock at an exercise price of $1.50 per share.  These options vested as follows: 125,000 shares vested immediately upon grant; 500,000 shares were scheduled to vest 1/36th per month over a three year period.  On October 1, 2012 we entered into a Separation and Release Agreement with Mr. DeLuca.  In exchange for his release of all claims related to his employment and employment agreement, we agreed to pay to Mr. DeLuca severance payments in the amount of $175,000.  We also agreed to pay a total of approximately $89,000 for certain other expenses.  Mr. DeLuca’s options expired unexercised three months following his separation, pursuant to the provisions of the 2010 Incentive Stock Option Plan.

In September 2012, we issued a note payable for $200,000 to Ernest W. Purcell, a former director. We also issued to Mr. Purcell a fully vested 5-year warrant to purchase 50,000 shares of common stock at an exercise price of $1.25 per share.  The loan, which was used for working capital, was paid in full in October 2012.

On September 17, 2012, we entered into an employment agreement with Robert F. Hussey to serve as our Chief Executive Officer for an initial term of one year. Pursuant to the agreement, Mr. Hussey’s annual base salary was $350,000.  Mr. Hussey also received an initial grant of 5-year options to purchase 235,000 shares of our common stock at an exercise price of $0.66 per share.  These options vested as follows: 47,000 shares vested immediately upon grant; 188,000 shares were scheduled to vest 1/36th per month over a three year period.  On March 1, 2013 we entered into a Separation and Release Agreement with Mr. Hussey.  Pursuant to the agreement, Mr. Hussey resigned his position as Chief Executive Officer and director and his employment agreement terminated on March 1, 2013.  In exchange for his release of all claims related to his employment and employment agreement, we agreed to pay to Mr. Hussey severance payments in the amount of $29,166.67 per month for the period beginning on March 1, 2013 and ending on September 17, 2013.  We also agreed to pay a total of approximately $43,250 for accrued paid time off, medical and dental coverage premiums, and certain other expenses through the separation period.  We have also agreed that Mr. Hussey will be permitted to exercise 62,667 fully vested options and 291,667 fully vested warrants for the purchase shares of common stock. The last day that Mr. Hussey may exercise the options is June 1, 2013.  Of the 291,667 warrants, 250,000 will expire on June 15, 2015 and 41,667 will expire on September 10, 2017 if not exercised prior to expiration.  We have released Mr. Hussey from any and all claims we may have had against him relating to his employment.

On September 19, 2012, we entered into a Separation and Release Agreement with Phil Rapp, Vice President of Strategic Planning.  In exchange for his release of all claims related to his employment and separation from service, we agreed to pay to Mr. Rapp severance payments in the amount of $225,000.  Mr. Rapp was also paid $22,579 in earned but unused paid time off.

On September 25, 2012 we entered into a Separation and Release Agreement with Paul Arena.  Pursuant to the agreement, Mr. Arena resigned his position as Chief Executive Officer and Secretary and his employment agreement terminated on September 17, 2012.  Mr. Arena also agreed to resign as a director on December 31, 2012.  In exchange for his release of all claims related to his employment and employment agreement, we agreed to pay to Mr. Arena severance payments in the amount of $35,416.67 per month for the period beginning on September 17, 2012 and ending on June 8, 2013.  We also agreed to pay a total of approximately $112,000 for accrued paid time off, medical and dental coverage premiums, and certain other expenses through the separation period.  We have also agreed that Mr. Arena’s outstanding and unvested stock options and warrants will be fully vested and he will be permitted to exercise these options and warrants for the purchase of 3,437,500 shares of common stock for up to five year from the original grant dates.  Additionally, we agreed to grant Mr. Arena a 5-year warrant to purchase 250,000 shares of common stock at an exercise price of $1.50.  On April 3, 2013 Mr. Arena and the Company mutually agreed to reduce the remaining amount owed to Mr. Arena from $159,375 to $75,000 for severance payments and reimbursement of expenses incurred in connection with his employment with the Company.  We have released Mr. Arena from any and all claims we may have had against him relating to his employment.

On August 25, 2011, entered into an Amended and Restated Asset Purchase Agreement pursuant to which we purchased all of the assets of Hipcricket, Inc.  As part of the Agreement, we agreed to an earn-out payment, which was paid in a combination of cash and our common stock.  The earn-out payment was allocated 50% to Hipcricket’s former stockholders and 50% to certain of our employees (the “Employee Earn-Out”).  Among the approximately 50 employees who received the Employee Earn-out were Ivan Braiker, our Chief Executive Officer, Tom Virgin, our Chief Financial Officer, and Douglas Stovall, our Chief Operating Officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information, as of November 1, 2013, certain information concerning the beneficial ownership of our common stock by:

●	each of our directors;

●	each of our “named executive officers” as defined in the Executive Compensation section above;

●	each person known to us that beneficially owns more than 5% of our common stock; and

●	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock.  Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of November 1, 2013 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person, but not for the purpose of calculating the percentage ownership of any other person.  Except as otherwise noted, we believe the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable.  The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the person named below.

Name and Address of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned (2)

Named Executive Officers and Directors
Ivan E. Braiker	1,921,836 (3)	1.24%
Thomas J. Virgin	983,208 (4)	*
Robert F. Hussey (5)	452,889 (6)	*
Paul R. Arena (7)	3,925,000 (8)	2.48%
Michael Eric Harber (9)	799,285 (10)	*
Michael Brochu	60,418 (11)	*
John M. Devlin, Jr.	1,016,425 (12)	*
Donald E. Stout	455,018 (13)	*
Todd E. Wilson	336,112 (14)	*
All Directors and Executive Officers as a Group (7 persons)	5,134,410 (15)	3.28%

Greater than 5% Holders
Unterberg Koller Capital Fund, L.P. (16)	13,000,000 (17)	8.26%

*	Less than 1.00%.

(1)	Unless otherwise indicated, the address of the beneficial owner is c/o Hipcricket, Inc., 4400 Carillon Point, Kirkland, Washington 98033.

(2)	Applicable percentage is based on 154,477,359 shares of our common stock outstanding as of November 1, 2013.

(3)	Consists of (a) 1,694,007 shares of common stock and (b) 227,829 shares of common stock issuable upon exercise of options exercisable within 60 days of November 1, 2013.

(4)	Consists of (a) 806,499 shares of common stock and (b) 176,709 shares of common stock issuable upon exercise of options exercise within 60 days of November 1, 2013.

(5)	Mr. Hussey resigned as Interim Chief Executive Officer on March 1, 2013.

(6)	Consists of (a) 10,000 shares of common stock and (b) 442,889 shares of common stock issuable upon exercise of options and warrants exercisable within 60 days of November 1, 2013.

(7)	Mr. Arena resigned as our Chief Executive Officer on September 17, 2012.

(8)	Consists of (a) 250,000 shares of common stock, and (b) 3,675,000 shares of common stock issuable upon exercise of options and warrants exercisable within 60 days of November 1, 2013.

(9)	Mr. Harber resigned as our Chief Operating Officer on June 20, 2012.

(10)	Consists of (a) 459,287 shares of common stock and (b) 339,998 shares of common stock issuable upon exercise of options exercisable within 60 days of November 1, 2013.

(11)	Consists of (a) 10,418 shares of common stock and (b) 50,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of November 1, 2013.

(12)	Consists of (a) 159,606 shares of common stock, and (b) 856,819 shares issuable upon exercise of options and warrants exercisable within 60 days of November 1, 2013.

(13)	Consists of (a) 65,348 shares of common stock, and (b) 389,670 shares issuable upon exercise of options and warrants exercisable within 60 days of November 1, 2013.

(14)	Consists of (a) 98,862 shares of common stock, and (b) 237,250 shares issuable upon exercise of options and warrants exercisable within 60 days of November 1, 2013.

(15)	Consists of (a) 2,737,524 shares of common stock, and (b) 2,056,888 shares issuable upon exercise of options and warrants exercisable within 60 days of November 1, 2013.

(16)
Diker Management LLC (“Diker Management”) is the investment manager to Unterberg Koller Capital Fund, L.P. (the “Unterberg Koller Fund”).  The managing members of Diker Management are Charles Diker and Mark N. Diker (together, the “Diker Managers”).  Diker Management and the Diker Managers may be deemed to beneficially own the securities held by the Unterberg Koller Fund.  Diker Management and the Diker Managers each disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.  The address of the Unterberg Koller Fund, Diker Management and the Diker Managers is 730 Fifth Avenue, 15th Floor, New York, NY 10019.

(17)	Consists of (a) 10,000,000 shares of common stock, and (b) 3,000,000 shares issuable upon exercise of warrants exercisable within 60 days of November 1, 2013.

LEGAL MATTERS

Certain legal matters relating to the validity of the issuance of the common stock offered by this prospectus will be passed upon for us by Perkins Coie LLP, Seattle, Washington.

EXPERTS

The financial statements as of February 28, 2013 and February 29, 2012 and for each of the two years in the period ended February 28, 2013 included in the Registration Statement, of which this prospectus forms a part, have been so included in reliance on the report of Moss Adams LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as February 28, 2011 and for the year then ended included in this prospectus have been so included in reliance on the report of Freedman & Goldberg, CPA’s, P.C., independent registered accounting firm, appearing elsewhere herein, given on the authority of said firm  as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We required to comply with the reporting requirements of the Exchange Act and file annual, quarterly and current reports and other information with the SEC.  We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon a reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

You may read and copy, for a copying fee, any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m.  Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room.  Our SEC filings, including the registration statement of which this prospectus is a part, also will be available to you on the SEC’s website at www.sec.gov.  In addition, you may request a copy of our SEC filings (excluding exhibits) at no cost by writing or telephoning us at:

Hipcricket, Inc.
4400 Carillon Point
Kirkland, Washington  98033

Our Internet website address is www.hipcricket.com.  Our website and the information contained on our website does not constitute part of this prospectus.  We have included our website address in this prospectus solely as an inactive textual reference.

This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC.  This prospectus does not contain all of the information included in the registration statement.  For further information pertaining to us and our common stock, you should refer to the registration statement and its exhibits.  Statements contained in this prospectus concerning any of our contracts, agreements or other documents are not necessarily complete.  If a contract or document has been filed (including by incorporation by reference) as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed.  Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

HIPCRICKET, INC.
CONSOLIDATED BALANCE SHEETS
	August 31, 2013	February 28,
	(unaudited)	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$360,206	$4,352,691
Restricted cash	214,570	214,455
Accounts receivable, net	5,791,896	5,707,019
Prepaid expenses and other current assets	505,765	772,029
Total current assets	6,872,437	11,046,194

Intangible assets held for sale	3,500,000	3,500,000
Property and equipment, net	71,430	82,737
Goodwill	35,060,183	35,060,183
Intangible assets, net	23,598,414	25,812,037
Deposits	261,122	238,011

TOTAL ASSETS	$69,363,586	$75,739,162

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,137,789	$4,812,086
Accrued liabilities	1,761,991	2,614,365
Deferred revenue	599,696	851,847
Line of credit	1,669,377	-
Total current liabilities	9,168,853	8,278,298

LONG TERM LIABILITIES:
Deferred income tax liability, net	3,517,652	3,517,652
Accrued liabilities	48,083	82,002

TOTAL LIABILITIES	12,734,588	11,877,952

Commitments and contingencies

STOCKHOLDERS' EQUITY:
Common stock, $.0001 par value; 250,000,000 shares authorized; 130,248,049 and 129,554,226 shares issued and outstanding, respectively.	13,025	12,955
Additional paid-in capital	177,398,976	175,241,799
Accumulated deficit	(120,783,003)	(111,393,544)
Total stockholders' equity	56,628,998	63,861,210

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$69,363,586	$75,739,162

See accompanying notes to the consolidated financial statements.

HIPCRICKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended		Six Months Ended
	August 31,		August 31,
	2013	2012	2013	2012
		(Restated)		(Restated)

REVENUE	$7,592,735	$6,189,220	$13,458,299	$11,267,571

COST OF REVENUES	3,381,299	2,474,292	5,983,802	4,410,237

OPERATING EXPENSES:
Selling and marketing	2,824,362	3,911,686	6,161,495	7,504,223
Technology and development	1,370,120	1,833,318	3,358,349	4,010,140
General and administrative	2,099,201	3,541,298	4,776,113	6,983,305
Depreciation and amortization	1,278,120	1,589,005	2,553,310	3,083,686
Total operating expenses	7,571,803	10,875,307	16,849,267	21,581,354

LOSS FROM OPERATIONS	(3,360,367)	(7,160,379)	(9,374,770)	(14,724,020)

OTHER INCOME (EXPENSE):
Interest income (expense), net	(13,888)	224	(14,689)	2,869
Acquisition related contingent consideration	-	4,860,557	-	4,860,557
NET LOSS BEFORE INCOME TAXES	(3,374,255)	(2,299,598)	(9,389,459)	(9,860,594)

Income tax benefit	-	-	-	2,618,723

NET LOSS	$(3,374,255)	$(2,299,598)	$(9,389,459)	$(7,241,871)

NET LOSS PER SHARE - Basic and diluted	$(0.03)	$(0.02)	$(0.07)	$(0.08)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic and diluted	130,164,694	96,317,373	129,880,120	95,403,523

See accompanying notes to the consolidated financial statements.

HIPCRICKET, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED AUGUST 31, 2013
(UNAUDITED)

	Common Stock
	Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders' Equity
Balances, February 28, 2013	129,554,226	$12,955	$175,241,799	$(111,393,544)	$63,861,210

Common stock issued for cash for:
Stock with warrant subscription, fees			4,865		4,865
Option/Warrant exercise	10,000	1	2,499		2,500
Common stock issued for:
Board of Director fees	133,823	14	50,653		50,667
Advisory services	550,000	55	220,445		220,500
Employee share-based compensation			1,563,264		1,563,264
Warrant expense			315,451		315,451
Net loss				(9,389,459)	(9,389,459)
Balances, August 31, 2013	130,248,049	$13,025	$177,398,976	$(120,783,003)	$56,628,998

See accompanying notes to the consolidated financial statements.

HIPCRICKET, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
	Six Months Ended
	August 31,
	2013	2012
		(Restated)
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(9,389,459)	$(7,241,871)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,553,310	3,083,686
Bad debt expense	22,720	38,219
Common stock issued for services	271,167	625,000
Deferred income tax benefits	-	(2,618,723)
Loss on sale or disposal of fixed assets	895	-
Share-based compensation expense	1,878,715	2,926,257
Acquisition related contingent obligation adjustment	-	(4,860,557)
Changes in operating assets and liabilities:
Accounts receivable	(107,597)	(1,071,634)
Prepaid expenses and other current assets	266,264	(178,541)
Interest on restricted cash	(115)	-
Deposits	(23,111)	98,693
Accounts payable and accrued liabilities	(521,806)	2,352,642
Deferred revenue	(252,151)	(180,513)
Long-term liabilities	(33,919)	(33,111)
NET CASH USED IN OPERATING ACTIVITIES	(5,335,087)	(7,060,453)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for purchase of patents	(43,540)	(688,435)
Cash paid for patent defense costs	(231,068)	(2,253,813)
Cash paid for acquisition related contingent consideration	-	(2,000,000)
Cash paid for long-term investment	(54,667)	(200,000)
NET CASH USED IN INVESTING ACTVITIES:	(329,275)	(5,142,248)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds received from line of credit	1,669,377	-
Proceeds received from the exercise of stock options and warrants, net	2,500	1,249,660
NET CASH PROVIDED BY FINANCING ACTIVITEIS	1,671,877	1,249,660

NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,992,485)	(10,953,041)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,352,691	11,428,825
CASH AND CASH EQUIVALENTS, END OF PERIOD	$360,206	$475,784

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$14,804	$-
Income taxes paid	76,887	-
Non-cash investing activity:
Stock issued for asset purchase	-	3,813,953

See accompanying notes to the consolidated financial statements.

HIPCRICKET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Hipcricket, Inc. (“Hipcricket,” the “Company,” “we,” or “us”) have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”), and should be read in conjunction with the audited financial statements and notes thereto contained in our Annual Report on Form 10-K filed with the SEC on May 24, 2013.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the fiscal year ended February 28, 2013 included in our Annual Report on Form 10-K have been omitted.

Description of Business

On August 23, 2013, we changed our company name from Augme Technologies, Inc. to Hipcricket, Inc. Hipcricket®, Augme®, Augme Technologies™, AD LIFE® (“AD LIFE”), AD SERVE®, A+®, Boombox® and the Company logos are trademarks of Hipcricket, Inc.

We provide a customer engagement platform that empowers brands, agencies and media properties to engage customers, drive loyalty and increase sales via mobile. Our proprietary AD LIFE mobile marketing technology platform (the “Platform”) allows marketers, brands, and agencies to plan, create, test, deploy, and track mobile marketing programs across every mobile channel. Through the use of Consumer Response Tags such as 2D codes, UPC codes, short message service (“SMS”), and image recognition, our Platform facilitates consumer brand interaction and the ability to track and analyze campaign results. Using our own patented device-detection and proprietary mobile content adaptation software, AD LIFE solves the mobile marketing industry problem of disparate operating systems, device types, and on-screen mobile content rendering. We also provide business-to-consumer utilities including national mobile couponing solutions, strategic mobile healthcare tools, custom mobile application development and consumer data tracking and analytics. Our products serve advertisers and ad agencies in many vertical markets, including automotive, retail, consumer products, food and beverage, media and broadcast, pharmaceutical and restaurant brands.

The mobile marketing and advertising landscape, while in its early stages, is highly competitive. Many of the landscape’s significant players are focused on delivering point solutions targeting a specific segment of the mobile marketing and/or advertising landscape. We differ from the competition by offering complete, end-to-end mobile advertising and marketing solutions delivered through our AD LIFE Platform.

Our advanced, comprehensive, and fully integrated Platform drives revenue primarily through license fees, marketing campaign fees, and fees associated with certain add-on promotional applications in the Platform. Additional revenue is generated by platform administration and professional service fees related to the mobilization of client content and implementation of marketing campaigns through the Platform.

Our portfolio of patents covers technical processes and methods that are believed to be a foundational component of behavioral targeting — the automatic provision of customized content to individuals based on information such as past web activity, personal preferences, geography, or demographic data. We own 19 U.S. patents, and on a selected basis we are pursuing additional patents that generally relate to targeting, analytics, advanced mobile marketing, customized content delivery, and mobile and networked marketing technology.

We operate under one reportable segment and are headquartered in Kirkland, Washington. Additionally, we maintain a presence in New York, Atlanta, Miami, Dallas, Chicago, San Francisco and Los Angeles.

Liquidity

As of August 31, 2013 and February 28, 2013, we had accumulated deficits of $120.8 million and $111.4 million, respectively. We are subject to the risks and challenges associated with companies at a similar stage of development including dependence on key individuals, successful development and marketing of our products and services, integration of recent business combinations, competition from alternative products and services and larger companies with greater financial, technical management and marketing resources. Further, we may require additional financing to execute our key business strategies and fund operations. Those funds may not be readily available or may not be on terms that are favorable to us. Certain financing terms could be dilutive to existing shareholders or could result in significant interest or other costs, or require us to license or relinquish certain intellectual property rights.

We operate in the mobile marketing industry and, accordingly, can be affected by a variety of factors. For example, we believe that any of the following factors could have a significant negative effect on our future financial position, results of operations and cash flows: unanticipated fluctuations in quarterly operating results, adverse changes in our relationship with significant customers or failure to secure contracts with other customers, intense competition, failure to attract and retain key personnel, failure to protect intellectual property, decrease in the migration trends from traditional advertising methods to digital and mobile media and the inability to manage growth.

In September 2012, we adopted a restructuring plan which includes reducing the number of employees, slowing the pace of investments in our intellectual property (“IP”) portfolio and minimizing variable expenses. We are restructuring overall corporate overhead expenses in order to focus our business around our mobile marketing and advertising technology and services. We have implemented measures specifically designed to reduce our cash used in operations. Consistent with this plan, we have settled a majority of our patent litigation cases, while protecting the value of our IP assets, to reduce our ongoing legal costs, downsized our Tucson division which was primarily involved with development and monetization of our IP, streamlined personnel and variable costs, and solidified the management team by appointing new personnel with extensive experience in the mobile marketing and advertising space to lead our sales and engineering teams. We intend to continue to minimize cash spend and identify additional cost savings opportunities while carefully investing our resources and protecting our strategic assets to strengthen our position in the mobile marketing and mobile advertising industry.

During the quarter ended May 31, 2013, we secured an accounts receivable credit facility from Silicon Valley Bank (“SVB”) to help fund our working capital needs. The revolving loan facility has a two-year term and allows us to borrow up to $5.0 million based upon a formula equal to 90% of eligible accounts receivable, decreasing to 80% of eligible accounts receivable after January 31, 2014. The facility is secured by substantially all of our assets other than our intellectual property. Amounts drawn under the facility accrue annual interest at the prime rate plus 0.75% during a Streamline Period, as defined in the loan and security agreement, and at the prime rate plus 1.25% when a Streamline Period is not in effect. We are required to deliver periodic reports to SVB regarding our ability to meet certain financial and other covenants contained in the loan agreement. In late July we delivered the report to SVB indicating that as of June 30, 2013, we had breached our minimum tangible net worth covenant and began discussions of a forbearance agreement with SVB. We are in negotiations with SVB to obtain a waiver of the covenant default. The terms of such waiver may include modification of certain loan terms, including expanding the collateral on the facility to include our intellectual property. As of the August 31, 2013, we had drawn $1.7 million from this line of credit and had approximately $1.7 million available based on our outstanding accounts receivable as of that date. See Note 9 below for additional information about the credit facility.

On October 4, 2013, we closed a $9.6 million financing transaction with 13 investors, each of which is an “accredited investor” within the meaning of the Securities Act of 1933 (the “Securities Act”). The investors purchased units of our securities at $0.40 per unit. Each unit consisted of one share of our common stock and a warrant to purchase 0.3 shares of our common stock. An aggregate of 23,875,000 shares of our common stock and warrants to purchase up to 7,162,500 shares of our common stock were purchased in the financing. The warrants have a five year term and an exercise price of $0.60 per share. In connection with the financing, we also entered into a registration rights agreement with each investor pursuant to which we will file, and cause to become effective with the SEC, a registration statement covering the resale of all of the shares of common stock and shares of common stock underlying the warrants sold in the financing.

In the future, we may need to raise additional cash through equity or debt financings, and/or sell all or part of our patent portfolio, while retaining the rights to use the patents in our technology. There is no certainty that we will have the ability to raise additional funds through debt or equity financings under terms acceptable to us or that we will have the ability to sell all or part of the patent portfolio. If sources of capital are unavailable, or are available only on a limited basis or under unacceptable terms, then we could be required to substantially reduce or discontinue our investments in new customers and new products; reduce selling, marketing, general and administrative costs related to our continuing operations; or limit the scope of our continuing operations. Due to the nature of our operations and financial commitments we may not have the discretion to reduce operations in an orderly manner to a more sustainable level without impacting future operations.

As of the filing of our Annual Report on Form 10-K for the fiscal year ended February 28, 2013, we no longer met the minimum $75 million public float requirement for use of Form S-3 registration for primary sales of our common stock and therefore are limited in our ability to issue the remaining $41.4 million remaining on our existing Form S-3 and/or to file new shelf registration statements on Form S-3. Until such time as we satisfy the $75 million public float and other requirements for use of Form S-3 registration, we will be required to use a registration statement on Form S-1 to register securities with the SEC, including to register the resale of the common shares issued in our October 2013 financing, or issue such securities in a private placement, which could increase the cost of raising capital.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements. We regularly evaluate estimates and judgments based on historical experience and other relevant facts and circumstances. Actual results could differ from those estimates. Significant estimates relate to fair value of assets acquired and liabilities assumed in business combinations, acquisition related contingent consideration, allowances for tax assets, the use of the Black-Scholes pricing model for valuing stock option and common stock warrant issuances, estimates of future cash flows used to evaluate impairment of long-lived assets, revenues earned from percentage of completion contracts and the period in which revenues should be recorded.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current reporting. The presentation of our Consolidated Statements of Operations has been adjusted for the reclassification of operating expenses to be presented in the following categories: sales and marketing, technology and development, general and administrative and depreciation and amortization. The operating expenses for the three and six months ended August 31, 2012 have been reclassified accordingly.

Summary of Significant Accounting Policies

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the SEC. The same accounting policies are followed for preparing the quarterly and annual financial information unless otherwise disclosed.

NOTE 2 - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In this Quarterly Report on Form 10-Q, we are reporting quarterly data for our fiscal quarter ended August 31, 2013, and in some cases providing the comparative data from the same quarter a year ago. As described in our Annual Report on Form 10-K for the fiscal year ended February 28, 2013 filed with the SEC on May 24, 2013, and summarized below, we restated the financial statements for certain quarterly and year-to-date periods, including the quarter ended August 31, 2012. All comparative data for the quarter ended August 31, 2012 is as restated.

Description of Restatement

In connection with our financial close process for our fiscal year 2013 financial statements, we concluded that the accounting for our acquisition of Hipcricket, Inc. (“Hipcricket subsidiary”) and JAGTAG, Inc. (“JAGTAG”), both of which occurred during fiscal year 2012, and of GEOS Communications IP Holdings, Inc. (“GEOS”), which occurred during the first quarter of fiscal 2013, was incorrect because deferred income tax liabilities arising from the acquisition accounting were not properly recorded for the differences between the book and tax basis of the acquired assets. The corresponding reduction to the deferred income tax asset valuation allowance was also not properly recognized. The Hipcricket subsidiary and JAGTAG transactions were structured as non-taxable transactions to the acquired companies’ shareholders and therefore considered mergers according to the provisions of IRS Code Section 368(a)(1)(c). To correct the errors related to the Hipcricket subsidiary and JAGTAG transactions, we recorded an increase to goodwill of $13.5 million, an increase to deferred tax liability of $13.5 million, which resulted in a corresponding reduction to the deferred income tax asset valuation allowance of $10.0 million and an increase to income tax benefits of $10.0 million for the quarter ended August 31, 2011 and fiscal year ended February 29, 2012. To correct the errors related to the GEOS transaction, we recorded an increase to the identified intangible asset category of patents of $2.6 million, an increase to deferred income tax liability of $2.6 million, and a corresponding reduction to the deferred income tax asset valuation allowance of $2.6 million and an increase to income tax benefits of $2.6 million for the quarter ended May 31, 2012. As a result of our previously completed impairment analysis performed during the quarter ended November 30, 2012 on certain identified intangibles, we recognized additional impairment expense of $2.6 million to write off the increased value resulting from the adjustments for the GEOS transaction.

We assessed the impact of the errors relating to the Hipcricket subsidiary and JAGTAG transactions on our interim goodwill impairment analysis that was performed as of November 30, 2012. As a result of the increase in the carrying amount of goodwill resulting from the restatement, in our updated interim impairment assessment step one recoverability test we concluded that the carrying value of the reporting unit that included goodwill exceeded its fair value, resulting in an indication of impairment. Therefore we were required to perform the step two analysis to calculate the impairment. We determined the implied goodwill was less than the carrying value and we recognized an impairment write down of goodwill of $25.9 million for the period ended November 30, 2012 and the year ended February 28, 2013, to reduce the carrying value of goodwill to $35.1 million.

Accordingly, the financial statements for the year ended February 29, 2012 and unaudited quarterly and year-to-date periods ended August 31, 2011, November 30, 2011, February 29, 2012, May 31, 2012, August 31, 2012 and November 30, 2012 were restated in our Annual Report on Form 10-K for the fiscal year ended February 28, 2013, from amounts previously reported. Net loss, basic and diluted net loss per share, accumulated deficit, and shareholders’ equity were also affected by the restatements. These adjustments are carried forward in subsequent periods. The corrections had no impact on total revenue, operating expense, or operating cash flows.

The following table summarizes the corrections by financial statement line item for the three and six months ended August 31, 2012:

	As of and for the Three			As of and for the Six
	Months ended August 31, 2012			Months ended August 31, 2012
	(unaudited)			(unaudited)
	As previously reported	Restatement adjustments	As restated	As previously reported	Restatement adjustments	As restated
Balance Sheet
Goodwill	$47,484,708	$13,494,475	$60,979,183	$47,484,708	$13,494,475	$60,979,183
Intangible assets, net	40,583,291	2,618,723	43,202,014	40,583,291	2,618,723	43,202,014
Total assets	94,624,813	16,113,198	110,738,011	94,624,813	16,113,198	110,738,011
Deferred income tax liability	-	3,517,652	3,517,652	-	3,517,652	3,517,652
Total liabilities	18,515,584	3,517,652	22,033,236	18,515,584	3,517,652	22,033,236
Accumulated deficit	(82,393,665)	12,595,546	(69,798,119)	(82,393,665)	12,595,546	(69,798,119)
Total stockholders' equity	76,109,229	12,595,546	88,704,775	76,109,229	12,595,546	88,704,775
Total liabilities and stockholders' equity	94,624,813	16,113,198	110,738,011	94,624,813	16,113,198	110,738,011
Statement of Cash Flows
Net loss	(2,299,598)	-	(2,299,598)	(9,860,594)	2,618,723	(7,241,871)
Deferred income tax benefit	-	-	-	-	(2,618,723)	(2,618,723)
Statement of Stockholders' Equity
Accumulated deficit	(82,393,665)	12,595,546	(69,798,119)	(82,393,665)	12,595,546	(69,798,119)
Stockholders' equity	76,109,229	12,595,546	88,704,775	76,109,229	12,595,546	88,704,775
Statement of Operations
Net loss	(2,299,598)	-	(2,299,598)	(9,860,594)	2,618,723	(7,241,871)
Basic and diluted net loss per share	$(0.02)	$-	$(0.02)	$(0.10)	$0.02	$(0.08)

NOTE 3 — STOCKHOLDERS’ EQUITY

During the six months ended August 31, 2013, we issued approximately 133,800 shares of common stock to our independent directors for payment of fees pursuant to the Board of Director’s compensation plan, 50,000 shares to a consultant for services, and 500,000 shares to legal counsel for services.

NOTE 4 — SHARE-BASED PAYMENTS

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the estimated fair value of the award. We use the Black-Scholes option pricing model to estimate the fair value of stock options and warrants. The determination of the fair value of stock-based awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends.

Stock Option Exchange

On August 29, 2013, we completed a stock option exchange program. Subject to the terms of our exchange offer filed on August 2, 2013, eligible participants tendered, and we exchanged, 5,460,424 options for 1,261,710 new options affecting 73 employees and 2 independent directors. The new options have an exercise price of $0.42, which was the closing price of our common stock on August 29, 2013. The new options were granted with the same vesting proportions as the tendered options. Of the 1,261,710 new option granted, 846,516, or 67%, were vested on the grant date and 415,194 or 33% will vest over the remaining vesting periods of the original options. The tender offer did not result in the acceleration of vesting of any options. The new options have the same expiration dates as the options exchanged.

We are required to compare the fair value of the options immediately before and after modification and recognize additional compensation expense to the extent the new options have greater value than the exchanged options they replaced. The fair value of the stock options tendered for exchange and the replacement stock options was estimated on August 29, 2013 using the Black-Scholes option-pricing model with the following assumptions:

	Pre-modification	Post-modification
Weighted-average exercise price	$2.40	$0.42
Expected term (in years)	3.00	2.00
Weighted-average volatility	70%	70%
Risk-free rate	0.79%	0.39%
Expected dividends	0%	0%

The total fair value of the new options issued to each participant in the exchange did not exceed the fair value of the original options outstanding just prior to the exchange. As such, no compensation expense was recognized as a result of the stock option exchange offer.

OPTIONS:

The estimated fair values of our stock option awards were determined using the following weighted average assumptions:

	Three Months Ended		Six Months Ended
	August 31,		August 31,
	2013	2012	2013	2012
Expected dividends	0%	0%	0%	0%
Expected term (in years)	3.50	3.50	3.50	3.50
Weighted-average volatility	70%	60%	70%	60%
Risk-free rate	0.51%	0.41%	0.51%	0.45%

The effect on our results of operations of option expense for the three and six months ended August 31, 2013 and 2012 was as follows:

	Three Months Ended		Six Months Ended
	August 31,		August 31,
	2013	2012	2013	2012
Selling and marketing	$252,765	$467,893	$591,131	$1,027,637
Technology and development	137,342	342,226	508,905	609,970
General and administrative	158,527	443,606	463,228	854,584
Total stock option expense	$548,634	$1,253,725	$1,563,264	$2,492,191

We maintain stock incentive plans for our employees. The 2010 Stock Incentive Plan provides for the grant to employees, officers, directors and consultants of incentive stock options, non-qualified stock options, restricted shares, and other stock based awards to purchase up to an aggregate of 15.0 million shares of our common stock. We have approximately 7.9 million stock options and restricted shares outstanding under this plan as of August 31, 2013.

We have also issued non-qualified stock options to consultants and vendors for services provided, as well as to directors and employees, including officers.

The summary of activity for our stock options is presented below:
	Number of options	Weighted Average Exercise Price	Average Remaining Contractual Term (In Years)

Options outstanding at February 28, 2013	17,373,932	$2.00	2.99
Granted	2,600,635	0.41
Exercised	-	-
Cancelled or expired	(5,710,424)	2.46
Forfeited	(2,567,830)	2.19
Options outstanding at August 31, 2013	11,696,313	$1.38	2.39

Options vested and expected to vest at August 31, 2013	11,409,124	$1.41	2.34
Options exercisable at August 31, 2013	9,781,617	$1.55	2.00

As of August 31, 2013, there was $1.9 million of unrecognized share-based payment expense related to options, which is expected to be recognized over a weighted average period of approximately 2.3 years.

The aggregate intrinsic value of the exercisable options at August 31, 2013 was approximately $31,000. The aggregate intrinsic value was calculated based on the positive differences between the market value of our common stock on August 31, 2013 of $0.39 per share and the exercise prices of the exercisable options.

The exercise prices of options outstanding at August 31, 2013 ranged from $0.25 to $3.90. The weighted average fair value of options granted was $0.41 per option share for the three months ended August 31, 2013.

WARRANTS:

The fair values of our stock warrant awards issued during the three and six months ended August 31, 2013 and 2012, respectively, were estimated using the following weighted average assumptions:

	Three Months Ended		Six Months Ended
	August 31,		August 31,
	2013	2012	2013	2012
Expected dividends	0%	0%	0%	0%
Expected term (in years)	5.00	3.00	5.00	3.00
Weighted-average volatility	70%	60%	70%	60%
Risk-free rate	1.62%	0.38%	1.62%	0.38%

The warrant expense for the three and six months ended August 31, 2013 and 2012 is as follows, and is included in general and administrative expense:

	Three Months Ended		Six Months Ended
	August 31,		August 31,
	2013	2012	2013	2012
Total warrant expense	$278,179	$261,905	$315,450	$434,066
The summary of activity for our warrants is presented below:
	Number of Warrants	Weighted Average Exercise Price	Average Remaining Contractual Term (In Years)

Warrants outstanding at February 28, 2013	19,171,104	$1.32	3.53
Granted	875,000	0.70
Exercised	-	-
Forfeited and expired	(181,250)	1.24
Warrants outstanding at August 31, 2013	19,864,854	$1.30	3.05

Warrants vested and expected to vest at August 31, 2013	19,864,854	$1.30	3.05
Warrants exercisable at August 31, 2013	18,931,523	$1.31	2.99

The exercisable warrants as of August 31, 2013 had no aggregate intrinsic value because the market value of our common stock on August 31, 2013 of $0.37 per share was lower than the exercise prices of the exercisable warrants. The exercise prices of warrants outstanding at August 31, 2013 ranged from $0.39 to $4.00.

As of August 31, 2013, there was approximately $116,000 of unrecognized share-based payment expense related to warrants, which is expected to be recognized over a weighted average period of approximately 2.2 years.

NOTE 5 — NET LOSS PER SHARE

Basic net loss per share is based on the weighted average number of common shares outstanding. Diluted net loss per share is based on the weighted average number of common shares and common share equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and warrants except when the effect of their inclusion would be anti-dilutive. As of August 31, 2013 and 2012, there were potentially dilutive securities consisting of options exercisable to purchase 9.8 million and 3.2 million shares of common stock, respectively, and warrants exercisable to purchase 18.9 million and 3.7 million shares of our common stock, respectively. As the inclusion of these outstanding stock options and warrants would be anti-dilutive, they were excluded from the computation of loss per share. Accordingly, basic net loss per share and diluted net loss per share are identical for each of the periods presented in the accompanying statements of operations.

NOTE 6 — ACQUISITIONS

Acquisition of GEOS IP Assets: On May 24, 2012, we acquired all of the common stock and all of the preferred stock of GEOS Communications IP Holdings, Inc. pursuant to the Stock Purchase Agreement between Augme and GEOS and other parties. By acquiring the GEOS stock, we acquired five U.S. patents covering Voice over Internet Protocol (“VoIP”) and other mobility inventions. The patents allow us to expand our mobile marketing and mobile advertising technology offerings to include adaptive voice technologies for any mobile environment, VoIP-enabled mobile marketing and advertising, VoIP-enabled e-commerce and VoIP-enabled services and support features within our AD LIFE Platform.

We determined that the GEOS assets acquired did not constitute a business as defined under ASC Topic 805 on the basis that the GEOS assets were not an integrated set of activities or assets that were capable of being conducted or managed in a manner that would provide economic benefits or return to us. As a result, we accounted for this acquisition as an asset purchase. The total consideration paid has been allocated to the intangible assets acquired based upon their relative fair values at the date of acquisition.

The fair value of the consideration given for the acquisition of the GEOS stock was $4.2 million, which included $355,000 in cash and $3.8 million in our common stock (1,860,465 shares at a price of $2.05 per share). We are indemnified against certain losses resulting from breaches of any representation, warranty, covenant or agreement of GEOS. In order to secure payment of any loss, the approximate 1.9 million shares of our common stock were held for the benefit of the sellers in escrow for a period of up to 14 months following the closing date of the acquisition. In July 2013, the shares were released from escrow.

As described in Note 2, we recorded an increase to the carrying value of the patents on our balance sheet of $2.6 million to correct errors related to the income tax provision impacts of differences between the book and tax basis of the acquired assets, and a corresponding income tax benefit on our consolidated statement of operations, due to the reduction in the deferred income tax asset valuation allowance during the quarter ended May 31, 2012.

Acquisition of Hipcricket, Inc. Assets

On August 25, 2011, Augme completed its acquisition of the business and substantially all of the assets of Hipcricket, Inc. pursuant to the Amended and Restated Asset Purchase Agreement dated August 25, 2011 between Augme and Hipcricket. The acquisition provides us with expanded mobile marketing solutions for consumer brands, agencies, pharmaceutical/health, and media companies. We accounted for the acquisition as a business combination. The results of Hipcricket’s operations have been included in our financial statements since the date of the acquisition.

The estimated fair value of the acquisition consideration was $62.8 million, which included $3.0 million in cash, $35.5 million in our common stock (11,457,359 shares at a price of $3.10), a $1.0 million promissory note, which was subsequently paid off in cash, and $2.0 million of seller tax liabilities, which was paid during the quarter ended May 31, 2012. In addition, the transaction called for a twelve-month earn-out payment to Hipcricket shareholders and employees, which if achieved was estimated to be no less than $15.0 million and as high as $27.5 million. The amount of contingent consideration was based on the amount of revenue recognized in the earn-out period and could be paid in our common stock or a combination of common stock and cash at our discretion, provided that the transaction remained a tax-free reorganization. The contingent consideration recorded at the time of the acquisition was $23.3 million plus the seller tax liabilities of $2.0 million, resulting in an aggregate liability on the transaction date of $25.2 million. The tax liability of $2.0 million was paid during the quarter ended May 31, 2012.

The earn-out period ended on August 25, 2012, which was the measurement date of the contingent consideration obligation. The earn-out payment was calculated to be $22.0 million and we recognized a gain of $2.0 million from the reduction of the liability of the actual consideration due, compared to management’s previous estimates. The gain is included within other income on the statements of operations for the three and six months ended August 31, 2012.

As partial satisfaction of the contingent consideration payments, we paid approximately 50% of the outstanding obligation using shares of our common stock. We issued a total of 5.5 million shares of our common stock as payment of approximately $11.0 million in contingent consideration to the former Hipcricket stockholders. The number of common shares issued was calculated using a $2.00 per share “floor” price, as defined in the agreement. The market price of our common stock on August 25, 2012 was $1.48. The difference between the $2.00 floor price used to calculate the number of shares to be issued, and the actual price of $1.48 on the measurement date, resulted in a reduction of the estimated consideration payment of $2.9 million, which is included in other income on the statements of operations for the three and six months ended August 31, 2012.

On November 2, 2012 we issued 3.7 million shares of common stock, net of tax withholding, for substantially all of the remaining contingent consideration obligation. The difference between the $2.00 floor price and the actual price of $0.65 on the date the shares were issued resulted in a reduction of the estimated contingent consideration payment of $7.3 million, which was included in other income on the statements of operations for the three and six months ended November 30, 2012.

NOTE 7 — INTANGIBLE ASSETS

The following table presents the gross carrying value of the components of intangible assets and accumulated amortization:

		As of August 31, 2013
	Weighted Average Amortization Period (In months)	Carrying Amount, net of impairment write downs	Accumulated Amortization	Net Carrying Value
Indefinite Lived Intangible:
Trade name	Indefinite	$8,700,000	$-	$8,700,000

Definite Lived Intangible:
Patent litigation	84	4,269,973	1,516,346	2,753,627
Patents	120	717,846	87,183	630,663
Acquired technology	60	7,270,000	3,192,750	4,077,250
Customer relationships	60-72	12,850,000	5,413,126	7,436,874
Software	36	2,095,705	2,095,705	-
Non-compete agreements	36	212,000	212,000	-
Trade names	24	44,000	44,000	-
Total intangibles		$36,159,524	$12,561,110	$23,598,414
		As of February 28, 2013
	Weighted Average Amortization Period (In months)	Carrying Amount, net of impairment write downs	Accumulated Amortization	Transfer to Held for Sale	Net Carrying Value
Indefinite Lived Intangible:
Trade name	Indefinite	$8,700,000	$-	$-	$8,700,000

Definite Lived Intangible:
Patent litigation	84	4,038,904	1,060,109	-	2,978,795
Patents	120	4,174,306	51,356	3,500,000	622,950
Acquired technology	60	7,270,000	2,465,750	-	4,804,250
Customer relationships	60-72	12,850,000	4,143,958	-	8,706,042
Software	36	2,095,705	2,095,705	-	-
Non-compete agreements	36	212,000	212,000	-	-
Trade names	24	44,000	44,000	-	-
Total intangibles		$39,384,915	$10,072,878	$3,500,000	$25,812,037

Intangible assets relate to patent filing and patent protection litigation costs as well as customer relationships, trade names and technology obtained in past acquisitions. With the exception of the Hipcricket trade name carried at $8.7 million, the intangible assets have finite lives and, as such, are subject to amortization. Amortization of intangible assets was $1.2 million and $2.4 million, for the three and six months ended August 31, 2013, respectively.

Amortization in future fiscal periods is expected to be as follows:

Remainder of 2014	$2,176,229
2015	5,101,399
2016	4,642,676
2017	2,369,316
2018	217,014
Thereafter	391,780
Total	$14,898,414

NOTE 8 — CONTINGENCIES

Litigation

In the normal course of business, we may become involved in various legal proceedings. Except as stated below, we know of no pending or threatened legal proceeding to which we are or will be a party that, if successful, might result in a material adverse change in our business, properties or financial condition.

Litigation Update

Augme Technologies, Inc. v. Yahoo! Inc., Civil Action No. 3:09-cv-05386-JCS, a patent infringement lawsuit pending in the U.S. District Court for the Northern District of California since November 16, 2009. On December 21, 2010, Yahoo! filed a first amended answer to Augme’s complaint, in which Yahoo! asserted its own counterclaim against Augme alleging infringement of, inter alia, U.S. Patent Nos. 7,640,320 (“‘320 patent”) and 7,512,622 (“‘622 patent”). On August 21, 2012, the parties stipulated to dismissal of Yahoo’s claim for infringement of the ‘622 patent with prejudice.

This case is a patent infringement lawsuit brought by Augme against Yahoo, Inc. Yahoo has also counterclaimed for patent infringement. In this case, Augme is seeking monetary relief for patent infringement damage and injunctive relief against future infringement. A summary of the case is set forth below.

With respect to Augme’s claims of patent infringement, on June 11, 2012, Yahoo! renewed its Motion for Summary Judgment of non-infringement. The Court heard argument on the summary judgment issues on July 20, 2012. On August 8, 2012, the Court granted Yahoo!’s Motion for Summary Judgment of non-infringement, dismissing Augme’s patent claims against Yahoo! and declining to address Augme’s previously filed Motion for Partial Summary Judgment of validity. Based on the Court’s summary judgment order, Augme moved for Entry of Judgment under Rule 54(b). Yahoo! opposed Augme’s motion in light of the pending counterclaim for infringement of the ‘320 patent. Nonetheless, Augme’s motion was granted by the Court on October 29, 2012, and final judgment was entered shortly thereafter on November 15, 2012. On December 12, 2012, Augme filed a Notice of Appeal as to the judgment as to the Augme patent. The appeal was docketed by the Federal Circuit on December 19, 2012.

With respect to Yahoo!’s counterclaim regarding infringement of the ‘320 patent, the parties agreed to and filed a stipulation of infringement of this patent on December 13, 2012, under the Court’s claim construction ruling of January 3, 2012. The parties also stipulated to entry of judgment under Rule 54(b) and 28 U.S.C. § 1292(c)(2), which permits the entry of judgment in patent cases “which … [are] final except for an accounting.” The parties also requested that the Court stay the remainder of the case pending Augme’s appeal to the Federal Circuit Court of Appeals. The Court signed such an order on December 13, 2012, and entered it the next day.

On January 11, 2013, Augme filed with the district court a Notice of Appeal to the Federal Circuit Court of Appeals as to Yahoo!’s ‘320 patent judgment. The second appeal was docketed by the Federal Circuit on February 6, 2013 and consolidated with the prior appeal (now Lead Appeal No. 13-1121). Augme tendered its principal brief to the Federal Circuit on May 7, 2013. Augme filed its Reply Brief on September 6, 2013, and the parties subsequently filed a Joint Appendix on September 13, 2013. Both consolidated appeals remain pending before the Federal Circuit.

Augme Technologies, Inc. v. Millennial Media, Inc., Civil Action No. 1:12-cv-00424, a patent infringement lawsuit pending in the U.S. District Court for the District of Delaware since April 5, 2012. Augme filed a case against Millennial Media, Inc., asserting three causes of action involving alleged patent infringement related to Augme-owned United States Patent No. 7,783,721, United States Patent No. 7,269,636 and United States Patent No. 6,594,691.

This case is a patent infringement lawsuit filed by Augme against Millennial Media, Inc. As originally filed, Augme was seeking monetary relief for patent infringement damage and injunctive relief against future infringement. A summary of the current status is set forth below.

On May 30, 2012, Millennial Media filed a Motion to Dismiss For Failure to State a Claim Under Federal Rule of Civil Procedure 12(b)(6). Augme filed an amended complaint and an answer brief on June 18, 2012, and Millennial Media withdrew its Motion to Dismiss on June 28, 2012. A Scheduling Order was entered on September 28, 2012. The case has been set for a seven day jury trial beginning on September 15, 2014. On March 22, 2013, the parties began settlement discussions. To facilitate those discussions, the parties filed, on April 12, 2013, a stipulation to stay further proceeding in the case which Judge Stark entered as an order on April 18, 2013. As required by the joint stipulation, the parties filed a joint status report on July 1, 2013, stipulated that the stay be continued at least until October 1, 2013. On September 30, 2013, the parties filed a joint status report requesting that the stay be continued at least until December 1, 2013. The Court entered an Order to this effect the next day.

Augme Technologies, Inc. v. AOL, Inc. and Time Warner, Inc., Civil Action No. 1:12-cv-05439-CM (transferred from Civil Action No. 1:09-cv-04299-RWS (S.D.N.Y.)), a patent infringement and trademark infringement lawsuit pending in the U.S. District Court for the Southern District of New York (transferred from the U.S. District Court for the Central District of California) since September 10, 2008.

The case is a patent infringement case originally filed by Augme against AOL, Inc. and Time Warner, Inc. in the Central District of California and subsequently transferred to the Southern District of New York. It also originally included a trademark infringement action against AOL, Inc. for use of the BOOMBOX trademark which has subsequently been dismissed. In its patent infringement claim, Augme sought both monetary relief for patent infringement damages and injunctive relief against further infringement by AOL and Time Warner. The AOL defendants and Augme agreed to settle litigation between themselves and, on February 26, 2013, the case was dismissed between those parties. The stayed case remains pending against Time Warner, Inc. Below is a summary of the current status of this case.

On June 13, 2012, the patent infringement claims were transferred from Judge Robert Sweet to Judge Colleen McMahon. The residual claims for trademark infringement, unfair competition and false designation of origin, which remained with Judge Sweet, were dismissed by agreement of the parties on November 19, 2012.

With regard to the patent infringement claims, Time Warner filed a Motion for Judgment on the Pleadings on September 27, 2012, and, shortly thereafter, a Motion for Rule 11 Sanctions on October 23, 2012. On October 26, 2012, the Court sua sponte stayed the case regarding any claims related to U.S. Patent No. 7,269,636 (“‘636 patent”), pending the outcome of the ongoing reexamination of that patent by the U.S. Patent and Trademark Office. Because the remaining patent-in-suit, U.S. Patent Nos. 6,594,691 (“‘691 patent”), is closely related to the ‘636 patent, Augme moved to stay the case in its entirety on November 5, 2012. On December 20, 2012, Judge McMahon denied Augme’s motion to stay as to the ‘691 patent and did not disturb the preexisting stay as to the ‘636 patent.

Because of Judge McMahon’s requirement that all discovery in the case be completed by the end of February 2013 and given that discovery as to the ‘691 patent would be totally duplicative of discovery which would have to be conducted later as to the ‘636 patent, on January 7, 2013, Augme filed a covenant not to sue defendants on the ‘691 patent and a motion to dismiss the ‘691 patent from the case. Based on the pendency of the motion to dismiss, on January 11, 2013, Magistrate Judge Gabriel Gorenstein adjourned all further discovery as to the ‘691 patent.

On January 16, 2013, Judge McMahon entered an order dismissing the ‘691 patent from the case and maintaining the stay as to the ‘636 patent. She placed the case on suspension and denied Time Warner’s pending motions without prejudice.

The AOL defendants and Augme agreed to settle the litigation as between Augme, on the one hand, and AOL, Inc. and AOL Advertising, Inc., on the other. Accordingly, on February 26, 2013, Judge McMahon entered an Order of Dismissal as to the parties, AOL, Inc. and AOL Advertising, Inc. The stayed case remains pending against Time Warner, Inc.

On July 16, 2013, the court denied Time Warner’s motion for sanctions against Augme without prejudice to renewal, pending the outcome of the USPTO reexamination.

Brandofino Communications vs. Augme Technologies, Inc. On September 27, 2011, Brandofino Communications, Inc. (“Brandofino”) filed suit against Augme and New Aug LLC in the Supreme Court of the State of New York, New York County. The complaint alleges, inter alia, breach of contract and unjust enrichment claims arising from work Brandofino allegedly performed for Augme pursuant to a marketing agreement entered into by Brandofino and Augme. Augme has served its Answer and set forth counterclaims for breach of contract, unfair competition, tortious interference with business relations, and violations of New York General Business Law Section 349 (relating to violations of Augme’s intellectual property rights). The Company intends to vigorously defend against Brandofino’s claim and pursue its counterclaims.

Shaub& Williams, L.L.P., vs. Augme Technologies, Inc., Civil Action No. 1:13-cv-01101-GBD. Augme's prior counsel, Shaub & Williams, LLP, filed a Complaint in the United States District Court for the Southern District of New York seeking recovery on a quantum meruit (value of services) basis attorney's fees in the amount of $2,249,686.25 for its prior representation of Augme in litigation. Augme filed and served (1) an Answer denying the material allegations and claims of the First Amended Complaint; (2) counterclaims for professional negligence and breach of contract. Shaub & Williams filed motions to dismiss Augme's counterclaims and to strike certain of Augme's affirmative defenses to the complaint, in addition to an early motion for summary judgment seeking to dismiss Augme's counterclaims. The Court denied the motion for summary judgment, but at hearing October 7 on the motion to dismiss indicated that Augme's affirmative counterclaims may have insufficient factual support since Augme has not actually paid any of Shaub & Williams' bills to date. Augme was given leave to submit a proposed amended Counterclaim by October 21 (with opposition by Shaub & Williams by November 4 and a reply allowed to Augme by November 12) and the Court will determine whether it will be allowed. The Court indicated the affirmative defenses are sufficient. A further status conference has been set for January 14, 2014, at which time the Court will finalize a trial date. In the meantime, the parties are conducting discovery on the claims and counterclaims.

Subpoena from the Securities and Exchange Commission

On February 26, 2013, the Company received a subpoena from the SEC that sought documents and information with respect to statements made by us between October 2010 and April 2011 in certain press releases, investor presentations and filings with the SEC. We provided responsive documents and information to the Staff in compliance with the subpoena. The SEC did not make any specific allegations of misconduct or misrepresentation by us or any of our current or former officers, directors or employees. On August 19, 2013, the Staff issued a letter to us stating that its investigation has been completed and that the Commission Staff does not intend to recommend any enforcement action by the SEC.

NOTE 9 — LINE OF CREDIT

On May 21, 2013, we entered into a loan and security agreement with Silicon Valley Bank (“SVB”). The agreement provides for a $5.0 million asset based revolving loan facility, with availability subject to a borrowing base of 90% of our eligible accounts receivable, decreasing to 80% of eligible accounts receivable after January 31, 2014, and the satisfaction of conditions specified in the agreement. The facility expires on May 21, 2015, at which time all outstanding amounts will become due and payable.

Amounts drawn under the facility accrue interest at a floating per annum rate equal to 1.25% above the prime rate, or 0.75% above prime rate at all times when a Streamline Period is in effect. A Streamline Period commences on the first day of the month following the day that we provide SVB a written notice that, for each consecutive day in the immediately preceding fiscal quarter, we had unrestricted cash at Silicon Valley Bank plus the unused amount available under the facility in an amount above $4.0 million, subject to terms and conditions of the loan agreement. Interest is payable monthly. We also are required to pay SVB a quarterly fee equal to 0.25% per annum of the average unused portion of the facility. The facility is secured by substantially all of our assets, other than our intellectual property. Borrowings under the facility may be used for general corporate purposes, including funding working capital. As of the August 31, 2013, we had drawn $1.7 million from the line of credit and had approximately $1.7 million available based on our outstanding accounts receivable as of that date.

The loan agreement includes customary covenants, including covenants that limit or restrict our ability to, without the prior written consent of SVB, dispose of assets, change our business, have a change in control, make acquisitions, be acquired, incur indebtedness, grant liens, make investments, make distributions, repurchase stock, and enter into certain transactions with affiliates. The loan agreement also requires us to maintain a minimum tangible net worth of at least negative $1.25 million, increasing (i) at the end of each month by 50% of the proceeds of issuances of equity securities and the principal amount of any subordinated debt received during such month, (ii) at the end of each calendar quarter 50% of net income for such quarter and (iii) immediately by 1.5x the cash received by us from the sale of any intellectual property minus any realized gain or plus any realized loss associated with the sale of such intellectual property.

The loan agreement contains customary events of default that include non-payment defaults, covenant defaults, material adverse change defaults, insolvency defaults, material judgment defaults and inaccuracy of representations and warranty defaults. The occurrence of an event of default could result in the acceleration of obligations under the loan agreement, in which case we must repay all loans and related charges, fees and amounts then due and payable. At the election of SVB, upon the occurrence and during the continuance of an event of default, the interest rate will increase an additional 5.0% per annum above the rate that is otherwise applicable.

We are required to deliver periodic reports to SVB regarding our ability to meet certain financial and other covenants contained in the loan agreement. In late July we delivered the report to SVB indicating that as of June 30, 2013, we had breached our minimum tangible net worth covenant and began discussions of a forbearance agreement with SVB. We are in negotiations with SVB to obtain a waiver of the covenant default. The terms of such waiver may include modification of certain loan terms, including expanding the collateral on the facility to include our intellectual property.

NOTE 10 — CONCENTRATION OF RISK

During the quarter ended August 31, 2013, three customers accounted for approximately 6.8%, 5.6%, and 5% of our revenue and no other customer accounted for over 5% of revenues. During the quarter ended August 31, 2012 there were two customers that accounted for approximately 10% and 8% of our revenue and no other customer accounted for over 5% of revenue.

At August 31, 2013, four customers accounted for approximately 24% of accounts receivable, the largest of which accounted for 8%. At August 31, 2012, three customers accounted for 27% of accounts receivable, the largest of which accounted for approximately 11%.

NOTE 11 — SUBSEQUENT EVENT

On October 4, 2013, we closed a $9.6 million financing transaction with 13 investors, each of which is and “accredited investor” within the meaning of the Securities Act of 1933 (the “Securities Act”). The investors purchased units of our securities at $0.40 per unit. Each unit consisted of 1 share of our common stock and a warrant to purchase 0.3 shares of our common stock. An aggregate of 23,875,000 shares of our common stock and warrants to purchase up to 7,162,500 shares of our common stock were purchased in the financing. The warrants have a five year term and an exercise price of $0.60 per share.

In connection with the financing, we also entered into a registration rights agreement with each investor pursuant to which we will file, and cause to become effective with the SEC, a registration statement covering the resale of all of the shares of common stock and shares of common stock underlying the warrants sold in the financing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Augme Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Augme Technologies, Inc. (the “Company”) as of February 28, 2013 and February 29, 2012 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the two years in the period ended February 28, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Augme Technologies, Inc. as of February 28, 2013 and February 29, 2012 and the results of its operations and its cash flows for each of the two years in the period ended February 28, 2013, in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 3, the consolidated financial statements as of and for the year ended   February 29, 2012 were restated for the correction of an error.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Augme Technologies, Inc.’s internal control over financial reporting as of February 28, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 24, 2013 expressed an adverse opinion thereon.

/s/ Moss Adams LLP
Seattle, Washington
May 24, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Augme Technologies, Inc.

We have audited the accompanying consolidated balance sheet of Augme Technologies, Inc. as of February 28, 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended February 28, 2011. Augme Technologies, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Augme Technologies, Inc. as of February 28, 2011, and the consolidated results of its operations and its cash flows for the year ended February 28, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Freedman & Goldberg, CPA’s, P.C.
Farmington Hills, MI
May 13, 2011

AUGME TECHNOLOGIES, INC.
BALANCE SHEETS
		February 29,
	February 28, 2013	2012 (Restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,352,691	$11,428,825
Restricted cash	214,455	—
Accounts receivable, net	5,707,019	3,734,945
Prepaid expenses and other current assets	772,029	487,321
Total current assets	11,046,194	15,651,091

Intangible assets held for sale	3,500,000	—
Property and equipment, net	82,737	292,492
Goodwill	35,060,183	60,979,183
Intangible assets, net	25,812,037	36,798,085
Deposits	238,011	365,700

TOTAL ASSETS	$75,739,162	$114,086,551

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,812,086	$2,613,238
Accrued liabilities	2,614,365	1,599,792
Deferred revenue	851,847	1,050,369
Acquisition related contingent consideration	—	26,000,500
Total current liabilities	8,278,298	31,263,899

LONG TERM LIABILITIES:
Deferred income tax liability, net	3,517,652	3,517,652
Accrued liabilities	82,002	113,278

TOTAL LIABILITIES	11,877,952	34,894,829

Commitments and contingencies

STOCKHOLDERS’ EQUITY:
Common stock, $.0001 par value; 250,000,000 shares authorized; 129,554,226 and 94,434,817 shares issued and outstanding, respectively	12,955	9,443
Additional paid-in capital	175,241,799	141,738,528
Accumulated deficit	(111,393,544)	(62,556,249)
Total stockholders’ equity	63,861,210	79,191,722

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$75,739,162	$114,086,551

See accompanying notes to the financial statements.

AUGME TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS

	Years Ended
		February 29,
	February 28, 2013	2012 (Restated)	February 28, 2011

REVENUE	$26,210,101	$11,950,370	$2,821,213

COST OF REVENUES	10,370,770	4,150,807	1,251,318

OPERATING EXPENSES:
Selling and marketing	15,123,547	9,389,747	390,787
Technology and development	7,474,928	5,037,440	957,186
General and administrative	12,682,015	18,928,604	11,680,524
Depreciation and amortization	6,036,740	4,328,247	1,019,600
Goodwill impairment	25,919,000	—	—
Impairment of intangible assets and investments	12,196,269	—	—

Total operating expenses	79,432,499	37,684,038	14,048,097

LOSS FROM OPERATIONS	(63,593,168)	(29,884,475)	(12,478,202)

OTHER INCOME (EXPENSE):
Interest income (expense), net	(62,580)	20,950	(276)
Acquisition related contingent consideration	12,199,730	(2,716,500)	—
NET LOSS BEFORE INCOME TAXES	(51,456,018)	(32,580,025)	(12,478,478)

Income tax benefit	2,618,723	9,976,823	—

NET LOSS	$(48,837,295)	$(22,603,202)	$(12,478,478)

NET LOSS PER SHARE — basic and diluted	$(0.47)	$(0.28)	$(0.21)
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic and diluted	104,185,651	80,146,990	60,264,895

See accompanying notes to the financial statements.

AUGME TECHNOLOGIES, INC
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
YEARS ENDED FEBRUARY 28, 2013, FEBRUARY 29, 2012, and FEBRUARY 28, 2011

	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balances, February 28, 2010	57,256,750	5,726	45,846,778	(27,474,568)	18,377,936
Common stock issued for cash for:
Stock subscription, net	6,204,829	620	12,345,450	—	12,346,070
Option/Warrant exercise	3,739,499	374	4,992,200	—	4,992,574
Common stock issued for:
Cashless option exercise	1,390,053	139	(139)	—	—
Shares granted	225,000	23	236,250	—	236,272
Employee share-based compensation	—	—	2,961,687	—	2,961,687
Warrants issued for services	—	—	3,664,535	—	3,664,535
Net loss	—	—	—	(12,478,478)	(12,478,478)
Balances, February 28, 2011	68,816,131	6,882	70,046,761	(39,953,047)	30,100,596
Business combinations	12,921,444	1,291	41,167,889	—	41,169,180
Common stock issued for cash for:
Stock subscription, net	9,400,000	940	18,529,548	—	18,530,488
Option /Warrant exercise	2,957,173	296	2,894,215	—	2,894,511
Common stock issued for:
Cashless option exercise	166,997	17	(17)	—	—
Advisory services	173,072	17	275,483	—	275,500
Employee share-based compensation	—	—	6,203,229	—	6,203,229
Warrants issued for services	—	—	2,621,420	—	2,621,420
Net loss (Restated)	—	—	—	(22,603,202)	(22,603,202)
Balances, February 29, 2012 (Restated)	94,434,817	9,443	141,738,528	(62,556,249)	79,191,722
Common stock issued for cash for:
Stock subscription, net	21,969,661	2,197	12,090,992	—	12,093,189
Option /Warrant exercise	1,422,092	143	1,264,517	—	1,264,660
Common stock issued for:
Cashless option exercise	132,320	13	(13)	—	—
Purchase of intangible assets	1,860,465	186	3,813,767	—	3,813,953
Acquisition related contingent consideration	9,234,871	923	10,557,579	—	10,558,502
Advisory services	500,000	50	624,950	—	625,000
Warrants issued with debt issuance	—	—	50,596	—	50,596
Employee share-based compensation	—	—	4,438,272	—	4,438,272
Warrants issued for services	—	—	662,611	—	662,611
Net loss	—	—	—	(48,837,295)	(48,837,295)
Balances, February 28, 2013	129,554,226	$12,955	$175,241,799	$(111,393,544)	$63,861,210

See accompanying notes to the financial statements.

AUGME TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS

	Years Ended
	February 28, 2013	February 29, 2012 (Restated)	February 28, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(48,837,295)	$(22,603,202)	$(12,478,478)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,036,740	4,328,247	1,019,600
Change in the allowance for bad debt	135,590	196,328	—
Common stock issued for services	625,000	275,500	236,228
Impairment of intangible assets investments	12,196,269	—	—
Goodwill impairment	25,919,000	—	—
Deferred income tax benefits	(2,618,723)	(9,976,823)	—
Non-cash interest expense	50,596	—	—
Loss on sale or disposal of fixed assets	400	32,459	—
Share-based compensation expense	5,100,883	8,824,649	6,862,472
Fair value adjustment of acquisition related contingent consideration	(12,199,730)	2,716,500	—
Changes in operating assets and liabilities:
Accounts receivable	(2,107,664)	374,177	(1,909,547)
Prepaid expenses and other current assets	(499,163)	(165,912)	(53,064)
Deposits	127,689	(298,149)	(40,101)
Accounts payable and accrued liabilities	3,213,421	2,552,895	(501,647)
Deferred revenue	(198,522)	(907,712)	956,115
Long-term liability	(31,276)	—	—
NET CASH USED IN OPERATING ACTIVITIES	(13,086,785)	(14,651,043)	(5,908,423)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for purchase of patents	(864,092)	(165,218)	—
Cash paid for patent defense costs	(3,040,838)	(2,346,475)	(1,186,159)
Cash paid for acquisition related contingent consideration	(3,242,268)	—	—
Cash paid for long-term investment	(200,000)	—	—
Cash paid for purchase of assets of businesses, net of cash acquired	—	(3,967,794)	—
Additions to property and equipment	—	(48,000)	(207,271)
Capitalization of software development costs	—	—	(235,802)
NET CASH USED IN INVESTING ACTIVITIES	(7,347,198)	(6,527,487)	(1,629,232)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock, net	12,093,189	18,530,488	12,339,777
Proceeds received from issuance of short-term debt	450,000	—	—
Payments on short-term debt	(450,000)	—	—
Proceeds received from the exercise of stock options and warrants, net	1,264,660	2,894,511	4,762,661
NET CASH PROVIDED BY FINANCING ACTIVITIES	13,357,849	21,424,999	17,102,438

NET CHANGE IN CASH AND CASH EQUIVALENTS	(7,076,134)	246,469	9,564,783
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,428,825	11,182,356	1,617,573
CASH AND CASH EQUIVALENTS, END OF YEAR	$4,352,691	$11,428,825	$11,182,356

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$14,854	$3,869	$—
Income taxes paid	39,315	77,796	—
Stock issued for acquisition of intangible assets	3,813,953	—	—
Acquisition related contingent consideration settled in stock	10,558,502	—	—
Stock issued for acquisitions	—	41,169,180	—

See accompanying notes to the financial statements.

AUGME TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF BUSINESS

Augme® Technologies, Inc. (“Augme,” the “Company,” “we,” or “us”), Augme® (“Augme”), AD LIFE® (“AD LIFE”), AD SERVE® (“AD SERVE”), A+® (“A+”), Hipcricket® (“Hipcricket”), Boombox® (“Boombox”) and the Company logos are trademarks of Augme Technologies, Inc.

Augme provides mobile marketing and advertising technology and services, enabling brands, advertising agencies, media companies and enterprise clients to engage customers, drive loyalty and increase sales. Our AD LIFE mobile marketing technology platform (the “Platform”) allows marketers, brands, and agencies the ability to plan, create, test, deploy, and track mobile marketing programs across every mobile channel. Through the use of Consumer Response Tags (“CRTs”) such as 2D codes, UPC codes, SMS, and image recognition, our Platform facilitates consumer brand interaction and the ability to track and analyze campaign results. Using its own patented device-detection and proprietary mobile content adaptation software, AD LIFE solves the mobile marketing industry problem of disparate operating systems, device types, and on-screen mobile content rendering. We also provide business-to-consumer utilities including national mobile couponing solutions, strategic mobile healthcare tools, custom mobile application development and consumer data tracking and analytics.

We have successfully completed mobile campaigns with hundreds of clients across some of the leading brands in the U.S. and have consistently maintained a customer renewal rate of over 95%. Our products serve advertisers and ad agencies in many vertical markets including automotive, retail, consumer products, food and beverage, media and broadcast, pharmaceutical and restaurant brands.

Our advanced, comprehensive, and fully integrated Platform drives revenue primarily through license fees, marketing campaign fees, and fees associated with certain add-on promotional applications in the Platform. Additional revenue is generated by platform administration and professional service fees related to the mobilization of client content and implementation of marketing campaigns through the Platform.

Our portfolio of patents covers technical processes and methods that are believed to be a foundational component of behavioral targeting — the automatic provision of customized content to individuals based on information such as past web activity, personal preferences, geography, or demographic data. We own 15 U.S. patents and we are also pursuing additional patents that generally relate to targeting, analytics, advanced mobile marketing, customized content delivery, and mobile and networked marketing technology.

We operate under one reportable segment, are headquartered in Kirkland, Washington. Additionally, we maintain a presence in New York, Atlanta, Dallas, Chicago, San Francisco and Los Angeles.

During July and August 2011, we made two business acquisitions, followed by a third acquisition in May 2012. See Note 4.

Liquidity, Business Risks and Uncertainties

As of February 28, 2013 and February 29, 2012, we had accumulated deficits of $111.4 million and $62.6 million, respectively. We are subject to the risks and challenges associated with companies at a similar stage of development including dependence on key individuals, successful development and marketing of our products and services, integration of recent business combinations, competition from substitute products and services and larger companies with greater financial, technical management and marketing resources. Further, we may require additional financing to execute our key business strategies and fund operations, those funds may not be readily available or may not be on terms that are favorable to us. Certain financing terms could be dilutive to existing shareholders or could result in significant interest or other costs, or require us to license or relinquish certain intellectual property rights.

We operate in the mobile marketing industry and, accordingly, can be affected by a variety of factors. For example, we believe that any of the following factors could have a significant negative effect on our future financial position, results of operations and cash flows: unanticipated fluctuations in quarterly operating results, adverse changes in our relationship with significant customers or failure to secure contracts with other customers, intense competition, failure to attract and retain key personnel, failure to protect intellectual property, decrease in the migration trends from traditional advertising methods to digital and mobile media and the inability to manage growth.

In September 2012, we adopted a restructuring plan which includes reducing the number of employees, slowing the pace of investments in our IP portfolio and minimizing variable expenses. We are restructuring overall corporate overhead expenses in order to focus our business around our mobile marketing and advertising technology and services. In order to strengthen our position in the mobile marketing and mobile advertising industry, we intend to carefully invest our resources and protect our strategic assets, including our investment in our core patents, while continuing to identify and implement additional cost savings.

On May 9, 2013, we announced that we had secured an accounts receivable credit facility from Silicon Valley Bank. The revolving loan credit facility has a two-year term and allows us to borrow up to $5.0 million based upon a predetermined formula in the credit and security agreement. We believe this facility is an efficient way to access cash.

During fiscal 2014, we may need to raise additional cash through equity or debt financings, and/or sell all or part of our patent portfolio, while retaining the rights to use the patents in our technology. There is no certainty that we will have the ability to raise additional funds through debt or equity financings under terms acceptable to us or that we will have the ability to sell all or part of the patent portfolio. If sources of capital are unavailable, or are available only on a limited basis or under unacceptable terms, then we could be required to substantially reduce or discontinue our investments in new customers and new products; reduce selling, marketing, general and administrative costs related to our continuing operations; or limit the scope of our continuing operations. Due to the nature of our operations and financial commitments we may not have the discretion to reduce operations in an orderly manner to a more sustainable level without impacting future operations.

On June 29, 2011 we filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission for the purpose of raising up to $75.0 million through sales of our securities. The registration statement was declared effective on July 13, 2011. We have sold common stock registered on the Form S-3 during fiscal year 2012 and fiscal year 2013 through public offerings of our common stock, amounting to approximately $33.6 million of the total $75 million registered on the Form S-3. See Note 8 for details of the public offerings. As of the filing of this annual report on Form 10-K, we no longer meet the minimum $75 million public float requirement for use of Form S-3 registration for primary sales of our shares and therefore are limited in our ability to issue the remaining $41.4 million remaining on our existing Form S-3 and/or to file new shelf registration statements on Form S-3. Until such time as we satisfy the $75 million public float and other requirements for use of Form S-3 registration, we will be required to use a registration statement on Form S-1 to register securities with the Securities and Exchange Commission or issue such securities in a private placement, which could increase the cost of raising capital.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements. We regularly evaluate estimates and judgments based on historical experience and other relevant facts and circumstances. Actual results could differ from those estimates. Significant estimates relate to fair value of assets acquired and liabilities assumed in business combinations, acquisition related contingent consideration, allowances for tax assets, the use of the Black-Scholes pricing model for valuing stock option and common stock warrant issuances, estimates of future cash flows used to evaluate impairment of long-lived assets, revenues earned from percentage of completion contracts and the period in which revenues should be recorded.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Our accounts receivable balances are due from customers throughout the U.S. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Based on the nature of the contract, our billing terms are such that a certain percentage is billed at the time of the contract and then at various time intervals or through the length of the agreement, which are generally up to 12 months.

We determine our allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, the customer’s current ability to pay its obligation to us, and the condition of the general economy and the industry as a whole. Our allowance for doubtful accounts was $270,960 and $295,985 as of February 28, 2013 and February 29, 2012, respectively.

Property and Equipment

Property and equipment consists primarily of computer software and office equipment, furniture and fixtures and leasehold improvements and is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful lives, ranging from three to seven years.

We capitalize the costs of developing software for internal use or to be sold, leased or otherwise marketed. These costs include both purchased software and internally developed software. Costs of developing software are expensed until technological feasibility has been established. Thereafter, all costs are capitalized and are carried at the lower of unamortized cost or net realizable value. Internally developed and purchased software costs are generally amortized over three years.

Fair Value of Financial Instruments

The fair value of some of our financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate their respective carrying value due to their short maturity. Financial instruments that potentially subject us to concentrations of credit risk are cash-equivalents and trade receivables.

Capitalized Legal Patent Costs

We capitalize external legal costs incurred in the defense of our patents, including assertion of claims against others for patent infringement, where we believe that there is an evident increase in the value of the patent and that the successful outcome of the legal action is probable. During the course of any legal action, the court where the case is pending makes decisions and issues rulings of various kinds, which may be favorable or unfavorable. We monitor developments in the legal action, the legal costs incurred and the anticipated outcome of the legal action, and assess the likelihood of a successful outcome based on the entire action. If changes in the anticipated outcome occur that reduce the likelihood of a successful outcome of the entire action to less than probable, the capitalized costs would be charged to expense in the period in which the change is determined. The capitalized legal patent costs are recorded within intangible assets on our balance sheets and are amortized over the remaining useful life of the patent.

Fair Value Measurements

We measure certain assets, including our intangible assets and goodwill, at fair value on a nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs such as quoted prices for similar assets or liabilities in markets that are not sufficiently active to qualify as Level 1 or, other inputs that are observable by market data.

Level 3: Unobservable inputs for which there is little or no market data, which requires us to develop our own assumptions. The inputs require significant management judgment or estimation.

We review the carrying values of our intangible assets and goodwill when events and circumstances warrant and consider all available evidence in evaluating when declines in fair value are other than temporary. The fair values of our intangible assets and goodwill are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections.

The remeasurement of goodwill is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed using company-specific information. We used a combination of the income and market approach to measure the fair value of our reporting units. Under the income approach, we calculate the fair value of a reporting unit based on the present value of the estimated future cash flows. Cash flow projections are based on management's estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used is based on the weighted-average cost of capital adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the business's ability to execute on the projected cash flows. The discount rate also reflects adjustments required when comparing the sum of the fair values of our reporting units to our market capitalization. The unobservable inputs used to fair value these reporting units include projected revenue growth rates, profitability and the risk factor added to the discount rate.

The inputs used to measure the fair value of the identified intangible assets of were largely unobservable, and, accordingly, these measurements were classified as Level 3. The fair value of the intangible assets for the reporting units were estimated using the income approach, which is based on management's cash flow projections of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rates used in the fair value calculations for the intangible assets were based on a weighted average cost of capital adjusted for the relevant risk associated with those assets. The unobservable inputs used in these valuations include projected revenue growth rates, operating margins, royalty rates and the risk factor added to the discount rate.

Indefinite-lived Intangible Assets

We review indefinite-lived intangible assets, which include of acquired trade names, for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of indefinite-lived intangible assets is measured by comparing the carrying amount of the asset to the future discounted cash flows that the asset is expected to generate. If it is determined that an individual asset is impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Goodwill

Goodwill represents the excess of the acquisition consideration over the estimated fair value of the net tangible and intangible assets of acquired entities. Goodwill is carried at cost and is not amortized. We review goodwill for impairment annually as of the first day of our fourth fiscal quarter, generally December 1st, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable.

The goodwill impairment test is performed at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a “component”). An operating segment is a component of an enterprise that earns revenues and incurs expenses, for which discrete financial information is available and management regularly reviews the operating results. We have a single operating segment, however there are two reporting units for purposes of our goodwill impairment assessment. All of our recorded goodwill is attributed to the Mobile Marketing and Advertising reporting unit, which generated substantially all of our revenues and expenses. The second reporting unit represents the Intellectual Property reporting unit, which does not have any attributed goodwill.

We have an unconditional option to evaluate impairment of goodwill by performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If the fair value of the reporting unit is determined to be more likely than not greater than the carrying amount, further testing of goodwill impairment is not performed. If the fair value of the reporting unit is less than the carrying amount, we perform a quantitative two-step impairment test.

The goodwill impairment test involves a two-step process. In the first step, we compare the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, we must perform the second step of the impairment test to measure the amount of impairment loss, if any. If the implied fair value of the reporting unit's goodwill is less than the carrying value, the difference is recorded as an impairment loss. When performing a quantitative two-step impairment test, we depend upon our estimates of future cash flows and other factors to determine the fair value of our reporting unit. We rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows and marketplace data.

We estimate the fair value of our reporting units using primarily the income approach and, to a lesser extent, the market approach. Using the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on management's estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used is based on the weighted-average cost of capital risk-adjusted for business-specific characteristics and the uncertainty related to the business's ability to execute on the projected cash flows. The market approach estimates fair value based on market multiples of revenue and earnings derived from comparable publicly-traded companies with similar operating and investment characteristics as the reporting unit. The weighting of the fair value derived from the market approach ranges from 0% to 50% depending on the level of comparability of these publicly-traded companies to the reporting unit. When market comparables are not meaningful or not available, we may estimate the fair value of a reporting unit using only the income approach.

In order to assess the reasonableness of the calculated fair values of our reporting units, we also compare the sum of the reporting units' fair values to our market capitalization and calculate an implied control premium (the excess of the sum of the reporting units' fair values over the market capitalization). We compare our implied control premium to the control premiums of recent comparable market transactions for reasonableness and may adjust the fair value estimates of our reporting units by adjusting the discount rates and/or other assumptions if necessary. Financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital, which we use to determine our discount rate, and our stock price, which we use to determine our market capitalization. Therefore, changes in the stock price may also affect the amount of impairment recorded. We believe that our market capitalization alone does not fully capture the fair value of our business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of our business. As such, in determining fair value, we add a control premium to our market capitalization. To estimate the control premium, we consider our unique competitive advantages that would likely provide synergies to a market participant. In addition, we consider external market factors, which we believe, may contribute to changes in and volatility of our stock price that does not reflect our underlying fair value.

Intangible Assets

Intangible assets were recorded as the result of business acquisitions and are stated at estimated fair value at the time of acquisition less accumulated amortization. We assess the recoverability of long-lived assets subject to amortization when events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. If undiscounted expected cash flows to be generated by a long-lived asset or asset group are less than its carrying amount, we record an impairment to write down the long-lived asset or asset group to its estimated fair value. Fair value is estimated based on discounted expected future cash flows.

Business Combinations

We account for business combinations using the acquisition method of accounting. The consideration transferred or transferable to sellers and the assets acquired and liabilities assumed are recorded at their estimated fair values at the date of acquisition. When a business combination agreement provides for consideration to be paid in future periods, contingent on future events, we include an estimate of the acquisition-date fair value of the contingent consideration as part of the cost of the combination. Contingent consideration to be paid to officers, directors, shareholders and/or employees of the acquiree whom continue employment with the Company are evaluated as to whether the amounts represent purchase consideration or a separate transaction, such as post-transaction employee compensation. Factors evaluated require significant judgment and include, among other factors; consideration of the terms of continuing employment, levels of post-transaction compensation, ownership interest of the selling shareholder/employees, linkage of the contingent consideration to the transaction date combination valuation and any other agreements or matters related to the transaction. Acquisition transaction costs are expensed as incurred. The results of operations of the acquired business are included in the Company's consolidated financial statements from the respective date of acquisition.

Share-Based Payments

The fair value of our share-based payments for stock options and stock warrants is estimated at the grant date based on the stock award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model and is recognized as expense over the requisite service period using a straight line method. The BSM model requires various highly judgmental assumptions including expected volatility and option life. We estimate the forfeiture rate based on historical experience. To the extent our actual forfeiture rate is different from our estimate, share-based payment expense is adjusted accordingly in that period.

Revenue Recognition

We provide access to our AD LIFE Platform and services through term license fees, support fees, and mobile marketing campaign fees. The contracts generally include multiple elements as part of the overall service delivery and revenues are generally recognized over the term of the contract. We also offer professional services related to the strategy and execution of mobile marketing campaigns. Professional services revenue is recognized as the services are performed as these services have value on a standalone basis, do not involve unique acceptance criteria and have a fair value that can be obtained as the other services are generally sold without professional services.

Contracts may include multiple deliverables such as production and delivery of media content, hosting, fees from content retention and delivery or placement of mobile or online advertising content. Contracts may also include multiple deliverables such as custom software creation, audio production, and delivery of online media content or hosting. Revenues from multiple delivery contracts for the production and delivery of online media content and hosting are recorded pro-rata over the term of the media content production, delivery or hosting period.

Fixed-price contracts for the creation of custom software are typically of a duration of less than one year and are accounted for using the percentage-of-completion method. We use the percentage-of-completion method of accounting because we believe it is the most accurate method to recognize revenue based on the nature and scope of these service contracts; we believe it is a better measure of periodic income results than other methods and better matches revenue recognized with the costs incurred. Percentage of completion is measured based primarily on input measures such as hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable. Significant judgment is required when estimating total hours and progress to completion on these arrangements which determines the amount of revenue we recognize as well as whether a loss is recognized if one is expected to be incurred for the remainder of the project. Revisions to hour and cost estimates are incorporated in the period in which the facts that give rise to the revision become known.

Revenues from the creation of custom software are generally a component of contracts that include hosting and/or production and delivery services. Software revenues are recorded when the software is completed and accepted by the client if the software has free standing functionality, the fee for the software is separately determinable and we have demonstrated our capability of completing any remaining terms under the contract. Otherwise all revenues under the multi-deliverable contracts are recorded pro rata over the term of the production and content delivery or hosting period.

Fees for producing interactive advertising content are based upon a fee for the production and hosting of the advertising content and/or a percentage of the fees paid by third party advertisers. Fees from third parties for the production and hosting of the advertising content are recorded pro rata over the related hosting period. Fees representing a percentage of the fees paid by third party advertisers for advertising on third party or company websites are recorded when the contractual criteria has been met and amounts are due from third party advertisers.

Deferred revenues primarily consist of billings or payments received in advance of revenue recognition from our subscription and professional services and support and maintenance revenues and are recognized as the revenue recognition criteria are met. We generally invoice our customers in monthly or quarterly installments for subscription revenue and as services are provided. Accordingly, the deferred revenues balance does not represent the total contract value of annual or multi-year non-cancelable subscription agreements.

Income Taxes

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of income taxes currently due plus deferred income taxes related to timing differences between the basis of certain assets and liabilities for financial statement and income tax reporting. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We recognize tax benefits from uncertain tax positions only if it is “more-likely-than-not” that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. Interest and penalties related to uncertain tax positions may be classified in the financial statements as either income taxes or interest and other expense classification. We classify interest and penalties related to uncertain tax positions as income tax expense.

Income or Loss Per Share

Basic income or loss per share is computed using the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of common stock equivalent shares, such as stock options and stock warrants. Diluted income or loss per share is computed using the weighted average number of common shares outstanding and common stock equivalent shares outstanding during the period using the treasury stock method. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive, see Note 10.

Recently Issued Accounting Standards

In July 2012, the FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. Under ASU 2012-02, an entity has the option of performing a qualitative assessment of whether it is more likely than not that the fair value of an entity’s indefinite-lived intangible asset is less than its carrying amount before calculating the fair value of the asset. If the conclusion is that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, the company would be required to calculate the fair value of the asset. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We early adopted this guidance as of August 31, 2012 in connection with our interim impairment assessment and it did not have a material impact on our financial position, results of operations, or cash flows.

NOTE 3 - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In connection with our financial close process for our fiscal year 2013 financial statements, we concluded that the accounting for our acquisition of Hipcricket and JAGTAG, both of which occurred during fiscal year 2012, and of GEOS, which occurred during the first quarter of fiscal 2013, was incorrect because deferred income tax liabilities arising from the acquisition accounting were not properly recorded for the differences between the book and tax basis of the acquired assets. The corresponding reduction to the deferred income tax asset valuation allowance was also not properly recognized. The Hipcricket and JAGTAG transactions were structured as non-taxable transactions to the acquired companies’ shareholders and therefore considered mergers according to the provisions of IRS Code Section 368(a)(1)(c). To correct the errors related to the Hipcricket and JAGTAG transactions, we recorded an increase to goodwill of $13.5 million, an increase to deferred tax liability of $13.5 million, which resulted in a corresponding reduction to the deferred income tax asset valuation allowance of $10.0 million and an increase to income tax benefits of $10.0 million for the quarter ended August 31, 2011 and fiscal year ended February 29, 2012. Accordingly, the financial statements for the year ended February 29, 2012 and unaudited quarterly and year-to-date periods ended August 31, 2011, November 30, 2011, February 29, 2012, May 31, 2012, August 31, 2012 and November 30, 2012 have been restated in this annual report from amounts previously reported. To correct the errors related to the GEOS transaction, we recorded an increase to the identified intangible asset category of patents of $2.6 million, an increase to deferred income tax liability of $2.6 million, and a corresponding reduction to the deferred income tax asset valuation allowance of $2.6 million and an increase to income tax benefits of $2.6 million for the quarter ended May 31, 2012. As a result of our previously completed impairment analysis performed during the quarter ended November 30, 2012 on certain identified intangibles, we recognized additional impairment expense of $2.6 million to write off the increased value resulting from the adjustments for the GEOS transaction.

We assessed the impact of the errors relating to the Hipcricket and JAGTAG transactions on our interim goodwill impairment analysis that was performed as of November 30, 2012, using the methodology described in Note 2. As a result of the increase in the carrying amount of goodwill resulting from the restatement, in our updated interim impairment assessment step one recoverability test (described in Note 6) we concluded that the carrying value of the reporting unit that included goodwill exceeded its fair value, resulting in an indication of impairment. Therefore we were required to perform the step two analysis to calculate the impairment in which we estimated the fair value of the reporting units tangible and intangible assets and liabilities to arrive at the implied goodwill. To estimate fair value we used our estimates of future cash flows, historical and estimated future operating results, business plans, economic projections, and marketplace data. As a result of that analysis, we determined the implied goodwill was less than the carrying value and we recognized an impairment write down of goodwill of $25.9 million for the period ended November 30, 2012 and the year ended February 28, 2013, to reduce the carrying value of goodwill to $35.1 million.

Net loss, basic and diluted net loss per share, accumulated deficit, and shareholders’ equity were also affected by the restatements. These adjustments are carried forward in subsequent periods. The corrections had no impact on total revenue, operating expense, or operating cash flows.

The following tables summarize the corrections by financial statement line item (amounts may not add to totals, due to rounding):

	February 29, 2012
	As previously	Restatement	As
	Reported	Adjustments	restated
Balance Sheet
Goodwill	$47,484,708	$13,494,475	$60,979,183
Total assets	100,592,076	13,494,475	114,086,551
Deferred income tax liability	-	3,517,652	3,517,652
Total liabilities	31,377,176	3,517,652	34,894,829
Accumulated deficit	(72,533,071)	9,976,823	(62,556,249)
Total stockholders' equity	69,214,900	9,976,823	79,191,722
Total liabilities and stockholders' equity	100,592,076	13,494,475	114,086,551
Statement of Cash Flows
Net loss	(32,580,025)	9,976,823	(22,603,202)
Deferred income tax benefits	-	(9,976,823)	(9,976,823)
Statement of Shareholders Equity
Accumulated deficit	(72,533,071)	9,976,823	(62,556,249)
Stockholders' equity	69,214,900	9,976,823	79,191,722
Statement of Operations
Income tax benefit	$-	$9,976,823	$9,976,823
Net loss	(32,580,025)	9,976,823	(22,603,202)
Basic and diluted net loss per share	(0.41)	0.12	(0.28)

	As of and For the Three			As of and For the Six
	Months Ended August 31, 2011			Months Ended August 31, 2011
	(Unaudited)			(Unaudited)
	As previously	Restatement	As	As previously	Restatement	As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated
Balance Sheet
Goodwill	$47,484,708	$13,494,475	$60,979,183	$47,484,708	$13,494,475	$60,979,183
Total assets	93,630,646	13,494,475	107,125,121	93,630,646	13,494,475	107,125,121
Deferred income tax liability	-	3,517,652	3,517,652	-	3,517,652	3,517,652
Total liabilities	26,998,307	3,517,652	30,515,959	26,998,307	3,517,652	30,515,959
Accumulated deficit	(49,973,217)	9,976,823	(39,996,394)	(49,973,217)	9,976,823	(39,996,394)
Total stockholders' equity	66,632,339	9,976,823	76,609,162	66,632,339	9,976,823	76,609,162
Total liabilities and stockholders' equity	93,630,646	13,494,475	107,125,121	93,630,646	13,494,475	107,125,121
Statement of Cash Flows
Net loss	(6,003,584)	9,976,823	3,973,239	(10,020,170)	9,976,823	(43,347)
Deferred income tax benefit	-	(9,976,823)	(9,976,823)	-	(9,976,823)	(9,976,823)
Statement of Shareholders Equity
Accumulated deficit	(49,973,217)	9,976,823	(39,996,394)	(49,973,217)	9,976,823	(39,996,394)
Stockholders' equity	66,632,339	9,976,823	76,609,162	66,632,339	9,976,823	76,609,162
Statement of Operations
Income tax benefit	-	9,976,823	9,976,823	-	9,976,823	9,976,823
Net loss	(6,003,584)	9,976,823	3,973,239	(10,020,170)	9,976,823	(43,347)
Basic and diluted net loss per share	$(0.08)	$0.14	$0.06	$(0.14)	$0.14	$-

	As of and For the Three			As of and For the Nine
	Months Ended November 30, 2011			Months Ended November 30, 2011
	(Unaudited)			(Unaudited)
	As previously	Restatement	As	As previously	Restatement	As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated
Balance Sheet
Goodwill	$47,484,708	$13,494,475	$60,979,183	$47,484,708	$13,494,475	$60,979,183
Total assets	108,141,879	13,494,475	121,636,354	108,141,879	13,494,475	121,636,354
Deferred income tax liability	-	3,517,652	3,517,652	-	3,517,652	3,517,652
Total liabilities	29,462,242	3,517,652	32,979,894	29,462,242	3,517,652	32,979,894
Accumulated deficit	(61,351,329)	9,976,823	(51,374,506)	(61,351,329)	9,976,823	(51,374,506)
Total stockholders' equity	78,679,637	9,976,823	88,656,460	78,679,637	9,976,823	88,656,460
Total liabilities and stockholders' equity	108,141,879	13,494,475	121,636,354	108,141,879	13,494,475	121,636,354
Statement of Cash Flows
Net loss	(11,377,289)	-	(11,377,289)	(21,398,282)	9,976,823	(11,421,459)
Deferred income tax benefit	-	-	-	-	(9,976,823)	(9,976,823)
Statement of Shareholders Equity
Accumulated deficit	(61,351,329)	9,976,823	(51,374,506)	(61,351,329)	9,976,823	(51,374,506)
Stockholders' equity	78,679,637	9,976,823	88,656,460	78,679,637	9,976,823	88,656,460
Statement of Operations
Income tax benefit	-	-	-	-	9,976,823	9,976,823
Net loss	(11,377,289)	-	(11,377,289)	(21,398,282)	9,976,823	(11,421,459)
Basic and diluted net loss per share	$(0.13)	$-	$(0.13)	$(0.14)	$0.14	$(0.00)

	As of and For the Three
	Months Ended May 31, 2012
	(Unaudited)
	As previously	Restatement	As
	Reported	Adjustments	Restated
Balance Sheet
Goodwill	$47,484,708	$13,494,475	$60,979,183
Intangible assets, net	41,135,654	2,618,723	43,754,377
Total assets	96,829,482	16,113,198	112,942,680
Deferred income tax liability	-	3,517,652	3,517,652
Total liabilities	29,864,115	3,517,652	33,381,767
Accumulated deficit	(80,094,067)	12,595,546	(67,498,521)
Total stockholders' equity	66,965,367	12,595,546	79,560,913
Total liabilities and stockholders' equity	96,829,482	16,113,198	112,942,680
Statement of Cash Flows
Net loss	(7,560,996)	2,618,723	(4,942,273)
Deferred income tax benefit	-	(2,618,723)	(2,618,723)
Statement of Shareholders Equity
Accumulated deficit	(80,094,067)	12,595,546	(67,498,521)
Stockholders' equity	66,965,367	12,595,546	79,560,913
Statement of Operations
Net loss	(7,560,996)	2,618,723	(4,942,273)
Basic and diluted net loss per share	$(0.08)	$0.03	$(0.05)

	As of and For the Three			As of and For the Six
	Months Ended August 31, 2012			Months Ended August 31, 2012
	(Unaudited)			(Unaudited)
	As previously	Restatement	As	As previously	Restatement	As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated
Balance Sheet
Goodwill	$47,484,708	$13,494,475	$60,979,183	$47,484,708	$13,494,475	$60,979,183
Intangible assets, net	40,583,291	2,618,723	43,202,014	40,583,291	2,618,723	43,202,014
Total assets	94,624,813	16,113,198	110,738,011	94,624,813	16,113,198	110,738,011
Deferred income tax liability	-	3,517,652	3,517,652	-	3,517,652	3,517,652
Total liabilities	18,515,584	3,517,652	22,033,236	18,515,584	3,517,652	22,033,236
Accumulated deficit	(82,393,665)	12,595,546	(69,798,119)	(82,393,665)	12,595,546	(69,798,119)
Total stockholders' equity	76,109,229	12,595,546	88,704,775	76,109,229	12,595,546	88,704,775
Total liabilities and stockholders' equity	94,624,813	16,113,198	110,738,011	94,624,813	16,113,198	110,738,011
Statement of Cash Flows
Net loss	(2,299,598)	-	(2,299,598)	(9,860,594)	2,618,723	(7,241,871)
Deferred income tax benefit	-	-	-	-	(2,618,723)	(2,618,723)
Statement of Shareholders Equity
Accumulated deficit	(82,393,665)	12,595,546	(69,798,119)	(82,393,665)	12,595,546	(69,798,119)
Stockholders' equity	76,109,229	12,595,546	88,704,775	76,109,229	12,595,546	88,704,775
Statement of Operations
Net loss	(2,299,598)	-	(2,299,598)	(9,860,594)	2,618,723	(7,241,871)
Basic and diluted net loss per share	$(0.02)	$-	$(0.02)	$(0.10)	$0.02	$(0.08)

	As of and For the Three			As of and For the Nine
	Months Ended November 30, 2012			Months Ended November 30, 2012
	(Unaudited)			(Unaudited)
	As previously	Restatement	As	As previously	Restatement	As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated
Balance Sheet
Goodwill	$47,484,708	$(12,424,525)	$35,060,183	$47,484,708	$(12,424,525)	$35,060,183
Intangible assets, net	30,489,139	(200,000)	30,289,139	30,489,139	(200,000)	30,289,139
Total assets	90,274,094	(12,624,525)	77,649,569	90,274,094	(12,624,525)	77,649,569
Deferred income tax liability	-	3,517,652	3,517,652	-	3,517,652	3,517,652
Total liabilities	9,097,712	3,517,652	12,615,364	9,097,712	3,517,652	12,615,364
Accumulated deficit	(87,362,012)	(16,142,177)	(103,504,189)	(87,362,012)	(16,142,177)	(103,504,189)
Total stockholders' equity	81,176,382	(16,142,177)	65,034,205	81,176,382	(16,142,177)	65,034,205
Total liabilities and stockholders' equity	90,274,094	(12,624,525)	77,649,569	90,274,094	(12,624,525)	77,649,569
Statement of Cash Flows
Net loss	(4,968,347)	(28,737,724)	(33,706,071)	(14,828,941)	(26,119,001)	(40,947,942)
Goodwill impairment	-	25,919,000	25,919,000	-	25,919,000	25,919,000
Impairment of intangible assets	5,849,160	2,818,723	8,667,883	5,849,160	2,818,723	8,667,883
Statement of Shareholders Equity
Accumulated deficit	(87,362,012)	(16,142,177)	(103,504,189)	(87,362,012)	(16,142,177)	(103,504,189)
Stockholders' equity	81,176,382	(16,142,177)	65,034,205	81,176,382	(16,142,177)	65,034,205
Statement of Operations
Goodwill impairment	-	25,919,000	25,919,000	-	25,919,000	25,919,000
Impairment of intangible assets	5,849,160	2,818,723	8,667,884	5,849,160	2,818,723	8,667,884
Income tax benefit	-	-	-	-	2,618,723	2,618,723
Net loss	(4,968,347)	(28,737,724)	(33,706,071)	(14,828,941)	(26,119,001)	(40,947,942)
Basic and diluted net loss per share	$(0.05)	$(0.26)	$(0.31)	$(0.15)	$(0.26)	$(0.41)

NOTE 4 — BUSINESS COMBINATIONS

Acquisition of GEOS IP Assets: On May 24, 2012, we acquired all of the common stock and all of the preferred stock of GEOS Communications IP Holdings, Inc. (“GEOS IP”) pursuant to the Stock Purchase Agreement between Augme and GEOS IP and other parties. By acquiring the GEOS IP stock, we acquired five U. S. patents covering Voice over Internet Protocol (“VoIP”) and other mobility inventions and seven U.S. patent applications and 18 pending international patent applications covering related invention families within the field of mobile VoIP. The patents allow us to expand our mobile marketing and mobile advertising technology offerings to include adaptive voice technologies for any mobile environment, VoIP-enabled mobile marketing and advertising, VoIP-enabled e-commerce and VoIP-enabled services and support features within our AD LIFE Platform.

We determined that the GEOS IP assets acquired did not constitute a business as defined under ASC Topic 805 on the basis that the GEOS IP assets were not an integrated set of activities or assets that were capable of being conducted or managed in a manner that would provide economic benefits or return to us. As a result, we accounted for this acquisition as an asset purchase. The total consideration paid has been allocated to the intangible assets acquired based upon their relative fair values at the date of acquisition.

The fair value of the consideration given for the acquisition of the GEOS IP stock was $4.2 million, which included $355,000 in cash and $3.8 million in our common stock (1,860,465 shares at a price of $2.05 per share). We are indemnified against certain losses resulting from breaches of any representation, warranty, covenant or agreement of GEOS IP. In order to secure payment of any loss, the approximate 1.9 million shares of our common stock will be held for the benefit of the sellers in escrow for a period of up to 14 months following the closing date of the acquisition.

As described in Note 3, we recorded an increase to the carrying value of the patents on our balance sheet of $2.6 million to correct errors related to the income tax provision impacts of differences between the book and tax basis of the acquired assets, and a corresponding income tax benefit on our consolidated statement of operations, due to the reduction in the deferred income tax asset valuation allowance.

Acquisition of Hipcricket, Inc. Assets: On August 25, 2011, we completed our acquisition of the business and substantially all of the assets of Hipcricket pursuant to the Amended and Restated Asset Purchase Agreement dated August 25, 2011 between Augme and Hipcricket. The acquisition provided us with expanded mobile marketing solutions for consumer brands, agencies, pharmaceutical/health, and media companies. We accounted for the acquisition as a business combination. The results of Hipcricket’s operations have been included in our financial statements since the date of the acquisition.

The estimated fair value of the acquisition consideration was $62.8 million, which included $3.0 million in cash, $35.5 million in our common stock (11,457,359 shares at a price of $3.10), a $1.0 million promissory note which was subsequently paid off in cash, and $2.0 million of seller tax liabilities, which were paid during the quarter ended May 31, 2012. In addition, the transaction called for a 12-month earn-out payment to Hipcricket shareholders and employees, which was estimated to be between $15.0 million and $27.5 million. The amount of contingent consideration was based on the amount of revenue recognized in the earn-out period and could be paid in Augme’s common stock or a combination of common stock and cash at Augme’s discretion, provided that the transaction remained a tax-free reorganization. The earn-out period ended August 25, 2012.

The contingent consideration recorded at the time of the acquisition was $23.3 million plus the seller tax liabilities of $2.0 million, resulting in an aggregate liability on the transaction date of $25.2 million. The $2.0 million was paid during the quarter ended May 31, 2012. The contingent consideration was determined based upon the revenue recognized during the earn-out period, and was paid 50% to former Hipcricket shareholders and 50% to Hipcricket employees and employee-shareholders, that became employees of Augme after the acquisition. Based on an evaluation of the factors surrounding the transaction and the terms of the purchase agreement, the amount due under the earn-out provisions was accounted for as acquisition consideration. We concluded that the contingent consideration to be paid to employees was a significant component of the transaction date valuation of the acquired business. The calculation of the contingent payment was based upon factors established at the date of the transaction to be paid upon meeting the established revenue criteria of the acquired business. The post transaction employment arrangements of the continuing employees are at market rates and the formula for determining the contingent consideration is consistent with the business valuation methodologies, based upon a revenue multiplier of revenue recognized from the acquired business for the twelve month period following the business combination.

The earn-out period ended on August 25, 2012, which was the measurement date of the contingent consideration obligation. The earn-out payment was calculated to be $21,999,780, and we recognized a gain of $2,000,538 resulting from the reduction of the liability of the actual consideration due, compared to management’s previous estimates. The gain is included within other income on the 2013 statement of operations. We paid the contingent consideration in both cash and common stock in transactions occurring on August 25, 2012 and November 2, 2012 for substantially all of the outstanding liability.

We paid the former Hipcricket stockholders contingent consideration totaling $10,999,890, representing approximately 50% of the earn-out payment, in shares of our common stock. The number of common shares issued was calculated using a $2.00 per share price, as our common stock price as calculated under the agreement was below the $2.00 “floor” as stated in the agreement. Accordingly, we issued a total of 5,500,036 shares of common stock in satisfaction of the contingent consideration owed to the former Hipcricket shareholders. The market price of our common stock on August 25, 2012 was $1.48. The difference between the $2.00 per share price used to calculate the number of shares to be issued, and the actual price of $1.48 on the measurement date, resulted in a reduction in the acquisition consideration payment of $2,860,019 which amount was included within other income on the statement of operations.

On November 2, 2012, we issued 3,734,835 shares of our common stock as form of payment, net of tax withholding, for the remaining contingent earn-out consideration. On December 4, 2012, this amount was reduced by 27,322 shares to 3,707,513 shares. The difference between the $2.00 per share price used to calculate the number of shares to be issued, and the actual price of the shares of $0.65 on the date we issued the shares, resulted in a reduction in the acquisition consideration payment of $7,339,173 which amount was included within other income on the statement of operations.

In connection with the business combination, we incurred merger related costs, including legal, consulting, accounting and other costs of $812,697 which are included in general and administrative expense in the 2012 statement of operations, respectively.

The business combination was accounted for using the acquisition method of accounting, which requires an acquirer to recognize the assets acquired and liabilities assumed at the acquisition date fair values. The acquisition was structured as a stock purchase and therefore the values assigned to the intangible assets and goodwill are not deductible for tax purposes. The fair value of the consideration paid in excess of net assets acquired is recorded as goodwill. The following table summarizes the estimates of fair value as of the date of acquisition (restated):

Acquisition consideration:
Cash paid	$3,000,000
Common stock issued to Hipcricket stakeholders	35,517,813
Promissory note	1,000,000
Contingent acquisition payable (in cash or common stock)	23,284,000

Total acquisition consideration	$62,801,813

Assets acquired, liabilities assumed and goodwill:
Accounts receivable	$2,014,109
Prepayments and deposits	189,052
Current liabilities	(979,087)
Deferred income tax liability	(10,997,717)
Customer relationships	11,900,000
Acquired technology	6,600,000
Acquired trade name	8,700,000

Total assets acquired and liabilities assumed	17,426,357

Goodwill	$45,375,456

Unaudited Pro Forma Results of Operations for Hipcricket Acquisition

The results of the Hipcricket acquisition are included in the financial statements from the date of acquisition. The unaudited pro forma results of operations data are being furnished solely for informational purposes and are not intended to represent or be indicative of the results of operations that we would have reported had the Hipcricket acquisition been completed on March 1, 2010 of the fiscal years presented, nor are they necessarily indicative of future results. Pro forma results include the discount of the present value of the contingent consideration over the two years presented.

	Year Ended
	2012	2011

Revenues	$16,884,243	$9,777,066
Net loss	(33,558,692)	(18,576,523)
Weighted average common shares	85,750,453	71,722,254
Basic and diluted net income (loss) per share	$(0.39)	$(0.26)

Acquisition of JAGTAG, Inc.: On July 22, 2011, we completed our acquisition of the business and substantially all of the assets of JAGTAG, Inc. (“JAGTAG”) pursuant to the Asset Purchase Agreement dated July 22, 2011 between Augme and JAGTAG. The acquisition enhanced our mobile marketing capabilities. We accounted for the acquisition as a business combination. The results of JAGTAG’s operations have been included in our financial statements since the date of the acquisition. The estimated fair value of the consideration transferred to sellers was $5.6 million, comprised of 1,464,085 shares of common stock at a price of $3.86 per share.

In connection with the business combination, we incurred merger related costs, including legal, consulting, accounting and other costs of $274,518 which are included in general and administrative expense in the 2012 statement of operations.

The business combination was accounted for using the acquisition method of accounting, which requires an acquirer to recognize the assets acquired and liabilities assumed at the acquisition date fair values. The acquisition was structured as a stock purchase and therefore the values assigned to the intangible assets and goodwill are not deductible for tax purposes. The following table summarizes the estimates of fair value as of the date of acquisition:

Acquisition consideration:
Common stock issued to JAGTAG shareholders	$5,651,368

Assets acquired and liabilities assumed:
Cash	$32,206
Accounts receivable	266,047
Accounts payable	(539,225)
Current liabilities	(202,195)
Deferred income tax liability	(2,496,758)
Other liabilities	(80,547)
Patents (10 year expected life)	6,175,082

Total assets acquired and liabilities assumed	3,154,610

Goodwill	$2,496,758

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at February 28, 2013 and February 29, 2012:

	2013	2012

Office equipment and software	$1,503,872	$1,489,258
Furniture and fixtures	86,789	119,642
Leasehold improvements	—	—
Property and equipment	1,590,661	1,608,900
Less: Accumulated depreciation	(1,507,924)	(1,316,408)
Property and equipment, net	$82,737	$292,492

Depreciation expense was $209,355, $294,011, and $325,487 for the years ended February 28, 2013, February 29, 2012, and February 28, 2011, respectively.

NOTE 6 — GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the year ended February 29, 2012 are as follows (restated):

Balance as of February 28, 2011:	$13,106,969
Goodwill from business combinations	47,872,214
Balance as of February 29, 2012 (Restated):	$60,979,183
Impairment	$(25,919,000)
Balance as of February 28, 2013:	$35,060,183

As described in Note 3, during our financial close process for fiscal year 2013 we concluded that that accounting for our acquisitions of Hipcricket, JAGTAG, and GEOS was incorrect because certain income tax provision impacts were not properly recorded for the differences between the book and tax basis of the acquired assets. These errors impacted the recorded amounts of our goodwill and intangible assets.

During the fiscal quarter ended November 30 2012, we determined that sufficient indicators of potential impairment existed to require an interim goodwill impairment analysis for the Mobile Marketing and Advertising (“MMA”) reporting unit, the only reporting which has allocated goodwill. These indicators included the then recent trading values of our common stock, coupled with market conditions, recurring losses and the restructuring undertaken during the period. We assessed the impact of the errors relating to the Hipcricket and JAGTAG transactions on our interim goodwill impairment analysis that was performed as of November 30, 2012. Due to the increased carrying value of the MMA reporting unit resulting from the adjustments described above, the first step fails and the second step of the impairment test was required to be performed as of November 30, 2012. As a result of the second step, the implied fair value of goodwill was $35.1 million and we recognized an impairment loss of $25.9 million during the fiscal year 2013. Any further reductions in the assessed fair value of the reporting unit, or a deterioration of the related fair value inputs, would likely result in an impairment charge in the period of such assessment.

Prior to completing the goodwill impairment test, we tested the recoverability of the MMA reporting unit’s long-lived assets (other than goodwill) and concluded that such assets were not impaired. We also performed a test of the recoverability of the Intellectual Property Holding (“IP Holding”) reporting unit, which resulted in an impairment of long-lived intangible assets. However, no goodwill is allocated to the IP Holding reporting unit.

We do not expect all of the amounts recorded as goodwill or acquired intangible assets to be deductible for tax purposes.

Intangible assets relate to patent filing and patent protection litigation costs as well as customer relationships, trade names and technology obtained in past acquisitions. With the exception of the Hipcricket trade name carried at $8.7 million, the intangible assets have finite lives and, as such, are subject to amortization. The weighted average remaining useful life of the finite-lived intangible assets is five years.

Identified intangible assets subject to amortization are included in both reporting units of our single operating segment.

As a result of efforts undertaken in the third fiscal quarter of 2013 to market certain patents for sale, and as a result of the interim period goodwill impairment assessment, management concluded that a triggering event had occurred requiring us to assess whether the carrying amount of certain of our intellectual property assets was recoverable.

The intellectual property for which indications of impairment existed are included in the IP Holding reporting unit, and those assets that were identified as impaired amounted to a net carrying value of $11.9 million prior to the impairment write-down. In conducting an impairment review of the related intangible assets, we compare the fair value of the asset to its carrying value. If the fair value of the asset is less than the carrying value, the difference is recorded as an impairment loss. We estimated the fair value of the patents subject to the impairment analysis by calculating the expected proceeds to be received through a sale, exclusive license agreement and royalties that would have been paid to a third party had we not owned the patents. The expected proceeds to be received through a sale did not include an estimate of contingent fees to be received by us related to participating in future licensing fees received by a purchaser, if any, under future settlement or royalty arrangements in which they pursue. Such fees are considered contingent gains and would be recognized when earned.

Following the completion of the impairment analysis, we determined that the fair value of the patents acquired in the Geos IP asset acquisition and the JAGTAG business combination, which are not core to the ongoing business operations or utilized in any material manner by the MMA reporting unit, were less than the carrying value due primarily to the reduction in the expected future cash flows to be received through licensing or sale, as the Company has restructured and changed its strategy related to certain non-core assets. As a result, we recorded an impairment charge of $8.4 million during fiscal year 2013, which was included in the Impairment of intangible assets and investments within consolidated the statement of operations.

The interim impairment assessment utilized Level 3 inputs to estimate the fair value of the patents. We applied a discounted cash flow model based on certain scenarios, but significantly weighted towards outright sale given management’s intent to dispose or exclusively license the rights to these non-core IP assets. In estimating the fair value of these patents, we used our own assumptions about the use of the patents by a market participant and considered all available evidence. However, as our efforts to sell certain of our IP patents progresses, additional evidence may emerge that could result in an additional charge that is required to be recorded in subsequent periods.

The fair values of the GEOS and JAGTAG patents are presented as Intangible assets available for sale in the consolidated balance sheets and management believes it is probable that a sale will occur within the next twelve months.

As further described in Legal Proceedings and Note 11 of the consolidated financial statements, during fiscal year 2013 we settled, dismissed, or abandoned certain litigation efforts to reduce our ongoing legal costs and wrote down the capitalized cost of these cases, resulting in an impairment charge of $3.5 million during the fiscal year ended February 28, 2013.

The following table presents the gross carrying value of the components of intangible assets and accumulated amortization:

		As Of February 28, 2013
	Weighted Average Amortization Period (In months)	Gross Carrying Amount	Accumulated Amortization	Impairment Loss	Transfer to Held For Sale	Net Carrying Value
Patent litigation	84	7,567,290	1,060,109	3,528,386	-	2,978,795
Patents	120	12,642,189	51,356	8,467,883	3,500,000	622,950
Acquired technology	60	7,270,000	2,465,750	-	-	4,804,250
Customer relationships	60-72	12,850,000	4,143,958	-	-	8,706,042
Software	36	2,095,705	2,095,705	-	-	-
Non-compete agreements	36	212,000	212,000	-	-	-
Trade names	24 / indefinite	8,744,000	44,000	-	-	8,700,000
Total		$51,381,184	$10,072,878	$11,996,269	$3,500,000	$25,812,037

		As Of February 29, 2012
	Weighted Average Amortization Period (In months)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Patent litigation	84	5,471,107	950,150	4,520,957
Patents	120	6,340,300	292,297	6,048,003
Acquired technology	60	7,270,000	1,011,750	6,258,250
Customer relationships	60-72	12,850,000	1,605,625	11,244,375
Software	36	2,095,706	2,095,706	-
Non-compete agreements	36	212,000	185,500	26,500
Trade names	24 / indefinite	8,744,000	44,000	8,700,000
Total		$42,983,113	$6,185,028	$36,798,085

Amortization of intangible assets was $5.8 million, $4.0 million, and $694,113 for the years ended February 28, 2013, February 29, 2012, and February 28, 2011, respectively. Amortization in future fiscal periods is expected to be as follows:

2014	$4,493,376
2015	4,510,016
2016	4,393,872
2017	2,491,394
2018	642,942
Thereafter	580,437
Total	$17,112,037

NOTE 7 — INCOME TAXES

The reconciliation between our effective tax rate on income from continuing operations and the federal statutory rate is as follows:

	Years Ended
	February 28, 2013	February 29, 2012 Restated	February 28, 2011

Statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of federal income tax benefit	2.8	5.5	—
Change in valuation allowance	(27.4)	(1.4)	(34.9)
Stock-based compensation	(2.3)	(6.6)	—
Non-deductible expenses	(0.1)	(1.5)	(0.1)
Goodwill impairment	(13.8)	—	—
Acquisition related contingent consideration	8.3	(3.4)	—
Research tax credits	0.6	—	—
Prior year adjustments — deferred true-ups	0.8	4.6	—
Change in state rate	1.0	(1.5)	—
Other	0.1	—	—

Effective tax rate	5.0%	30.7%	—%

Deferred income tax assets and liabilities reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recorded for the future tax benefit of net operating losses and tax credit carryforwards. Significant components of our deferred tax assets and liabilities are as follows:

	February 28, 2013	February 29, 2012 Restated

Deferred tax assets:
Net operating loss carryforwards	$21,529,307	$15,304,087
Tax credit carryforwards	307,657	0
Stock-based compensation	2,028,017	1,447,029
Property and equipment	279,953	147,494
Trade accounts receivable	104,538	119,675
Other	236,094	0
Total deferred tax assets	24,485,566	17,018,285
Less: valuation allowance	(21,848,032)	(7,775,004)
Net deferred tax assets	2,637,534	9,267,281

Deferred tax liabilities:
Intangible assets	(6,155,186)	(12,784,933)
Net deferred tax assets	$(3,517,652)	$(3,517,652)

In accounting for income taxes, we recognize deferred tax assets if realization of such assets is more likely than not. We believe, based on factors including but not limited to, our significant financial and tax loss history, forecasts of financial and tax income or loss, the estimated impact of future stock option deductions, possible tax planning strategies, and the expiration dates and amounts of net operating loss carryforwards, that it is more likely than not that the net deferred tax asset will not be realized in the future.

The net change in the valuation allowance for the fiscal year ended February 28, 2013 was an increase of $14.1 million. The net increase was the result of: (1) a $6.6 million decrease in the deferred tax liabilities related to intangible assets and (2) a $6.2 million increase in the deferred tax assets related to federal and state net operating losses generated in fiscal year 2013, which we expect to expire unused.

As of February 28, 2013, we had approximately $53.1 million in federal net operating loss carryforwards available to offset future federal taxable income. Federal net operating losses will expire in tax years 2025 to 2032. We also had approximately $37.5 million of state net operating loss carryfowards, which will expire in tax years 2014 to 2032.

Utilization of net operating losses may be subject to limitation due to ownership changes and other limitations provided by the Internal Revenue Code and similar state provisions. If such a limitation applies, the net operating loss may expire before full utilization.

The table of deferred tax assets and liabilities shown above does not include certain deferred tax assets at February 28, 2013 and February 29, 2012 that arose directly from tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Equity will be increased if and when such deferred tax assets are ultimately realized. We use ASC 740 ordering for purposes of determining when excess tax benefits have been realized.

NOTE 8 — STOCKHOLDERS’ EQUITY

During the year ended February 28, 2013 the number of shares of our common stock outstanding has increased by 35.1 million shares, primarily as a result of the sale of our common stock and the payment of the contingent considerations related to the acquisition of Hipcricket in August 2011.

During the year ended February 28, 2013, we issued 22.0 million shares of common stock in connection with two public offerings of shares registered on a Form S-3 shelf registration statement which became effective with the SEC in July 2011.

●	On October 3, 2012, we sold 8.5 million shares of common stock at a price to the public of $0.80 per share. We also issued warrants to purchase an additional 2.125 million shares of common stock at an exercise price of $0.96 per share. We raised $6.2 million in proceeds, net of $0.6 million in costs related to the offering.

●	On February 4, 2013, we sold 13.5 million shares of common stock at a price to the public of $0.49 per share. We also issued warrants to purchase an additional 6.7 million shares of common stock at an exercise price of $0.66 per share. We raised $5.9 million in proceeds, net of $0.7 million in costs related to the offering.

During the year ended February 28, 2013, we issued approximately 9.2 million shares of common stock as acquisition related contingent consideration in accordance with the purchase of Hipcricket, Inc. We also issued approximately 1.9 million shares of common stock in connection with the acquisition of all of the outstanding common stock and preferred stock of GEOS IP, the assets of which comprise patents and intellectual property. See Note 4.

During the year ended February 28, 2013, we issued approximately 1.6 million shares of common stock for option and warrant exercises and 500,000 shares of common stock to our legal counsel for services rendered to us related to corporate transactions and financial reporting.

During the year ended February 29, 2012, we issued 9.4 million shares of common stock in connection with a public offering, with net proceeds of $18.5 million. These shares were issued at $2.15 per share, and were registered on a Form S-3 registration statement which became effective with the SEC in July 2011. Transaction fees and other fees related to the underwriting were $1.7 million.

During the year ended February 29, 2012, we issued 12.9 million shares of common stock in connection with acquisitions, see Note 4.

NOTE 9 — SHARE-BASED PAYMENTS

STOCK OPTIONS:

We maintain stock incentive plans for our employees.

2010 Incentive Stock Option Plan

In September 2010, our shareholders approved the Augme Technologies, Inc. 2010 Incentive Stock Option Plan (the “2010 Plan”), which our Board adopted on August 12, 2010. The purpose of the 2010 Plan is to advance our interests and those of our stockholders by enabling us to attract and retain persons of ability to perform services for us by providing an incentive to such individuals through equity participation in the Company and by rewarding such individuals who contribute to the achievement of our economic objectives. The 2010 Plan permits us to grant, for a ten-year period, stock options, restricted stock awards and bonuses of stock, collectively referred to in this discussion as “awards.” We reserved 15,000,000 shares of our common stock for issuance to our directors, employees, independent contractors and consultants under the 2010 Plan. The Board of Directors or a committee of the Board administers the 2010 Plan and has the authority and discretion, subject to the provisions of the Plan, to select persons to whom awards will be granted, to designate the number of shares to be covered by each award, to specify the type of consideration to be paid, and to establish all other terms and conditions of each award. As of February 28, 2013 there were options outstanding of 11.6 million shares of common stock and 0.6 million shares of stock issued from the 2010 Plan, leaving a balance of approximately 2.6 million shares available for future option awards.

2004 Stock Plan

In March 2004, our Board adopted our 2004 Stock Plan (the “2004 Plan”) pursuant to which key employees, including officers, directors and consultants of the Company are eligible to receive shares of common stock, incentive stock options as well as non-qualified stock options and stock appreciation rights (“SARs”). The 2004 Plan is administered by the Board of Directors. Incentive stock options granted under the 2004 Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value (“FMV”) of the common stock on the date of the grant, except that the term of an incentive stock option granted under the 2004 Plan to a stockholder owning more than 10% of the outstanding common stock may not exceed five years and the exercise price of an incentive stock option granted to such a stockholder may not be less than 110% of the FMV of the common stock on the date of the grant. Non-qualified stock options may be granted on terms determined by the Board of Directors. SARs, which give the holder the privilege of surrendering such rights for an amount of stock equal to the appreciation in the common stock between the time of grant and the surrender, may be granted on any terms determined by the Board of Directors. The 2004 Plan also permits the grant of new stock options to participants who tender shares of our common stock as payment of the exercise price of stock options or the payment of withholding tax (“Reload Options”). The Reload Options will be granted at the fair market value of a share of common stock on the date of the grant and will be exercisable six months following the date of the grant. The 2004 Plan also includes limited option valuation rights upon a change of control of the Company. We reserved 2,000,000 shares for issuance under the 2004 Plan, of which, to date, there are options issued covering 1,800,000 shares of common stock.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award. We use the Black-Scholes option pricing model to estimate the fair value of stock options and warrants. The determination of the fair value of stock-based awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends.

We estimate the expected volatility of options granted using a combination of historical volatility and implied volatility. We use a simplified approach to estimate the expected term for options granted. We base the risk-free interest rate used in the option valuation model on zero-coupon yields implied by U.S. Treasury issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option valuation model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data and future expectations to estimate option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

The assumptions used to value our option grants were as follows:

	Year Ended
	February 28, 2013	February 29, 2012	February 28, 2011
Expected dividends	—%	—%	—%
Expected term (in years)	3.5	2.7 – 3.5	4.5 – 10.0
Weighted-average volatility	63.0%	71.5%	91.5%
Risk-free rate	0.37 – 0.75%	0.4 – 0.5%	0.74 – 1.23%

The effect on our results of operations of recording share-based compensation expense for the years ended February 28, 2013, February 29, 2012, and February 28, 2011 was as follows:

	Year Ended
	February 28, 2013	February 29, 2012	February 28, 2011
Selling and marketing	$1,594,565	$1,322,905	$243,913
Technology and development	1,069,186	1,271,437	427,673
General and administrative	1,774,521	3,608,887	2,290,101
Total stock-based compensation expense	$4,438,272	$6,203,229	$2,961,687

We have also issued non-qualified stock options to consultants and vendors for services provided, as well as employees, including officers, directors and consultants.

The summary of activity for our stock options is presented below:
	Number of Options	Weighted Average Exercise Price	Average Remaining Contractual Term (In Years)
Options outstanding at February 28, 2010	5,258,415	1.51	5.20
Granted	11,445,683	1.85
Exercised	(1,991,153)	0.68
Cancelled	(266,155)	0.51
Forfeited and expired	(499,257)	1.63
Options outstanding at February 28, 2011	13,947,533	1.68	4.56
Granted	9,816,775	2.79
Exercised	(1,203,065)	1.03
Cancelled	(110,000)	0.62
Forfeited and expired	(2,298,024)	3.07
Options outstanding at February 29, 2012	20,153,219	2.09	4.07
Granted	3,326,668	1.35
Exercised	(602,092)	0.51
Cancelled	—	—
Forfeited and expired	(5,503,863)	2.31
Options outstanding at February 28, 2013	17,373,932	2.00	2.99

Options exercisable at February 28, 2013	12,329,755	$1.97	2.62

As of February 28, 2013, there was $3.8 million of unamortized share-based payment expense, which is expected to be amortized over the remaining weighted average expected life of 1.9 years.

The aggregate intrinsic value of the exercisable options at February 28, 2013 was $30,800. The aggregate intrinsic value was calculated based on the positive differences between the market value of our common stock on February 28, 2013 of $0.39 per share and the exercise prices of the exercisable options.

The exercise prices of options outstanding at February 28, 2013 ranged from $0.25 to $4.10. The weighted average fair value of options granted was $0.56, $1.22, and $1.85 for the years ended February 28, 2013, February 29, 2012, and February 28, 2011, respectively.

The total intrinsic value of options exercised during fiscal 2013, 2012 and 2011 was $0.8 million, $2.9 million, and $5.0 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

WARRANTS:

The estimated fair values of our stock warrant awards issued to service providers and employees were estimated with the following weighted average assumptions:

	Year Ended
	February 28, 2013	February 29, 2012	February 28, 2011
Expected dividends	—%	—%	—%
Expected term (in years)	3.0 — 5.0	3.0 — 5.0	3.0
Weighted-average volatility	63.4%	65.1%	137.6%
Risk-free rate	0.37 – 0.77%	0.34 – 0.41%	0.74 - 3.57%

The fair value of the stock warrants issued is expensed over the vesting term. The warrant expense for years ended February 28, 2013, February 29, 2012, and February 28, 2011 was as follows, which is included in selling, general and administrative expense within the statement of operations:

	Year Ended
	February 28, 2013	February 29, 2012	February 28, 2011
Total warrant expense	$662,611	$2,621,420	$3,664,535

The summary of activity for Augme’s warrants is presented below:
	Number of Warrants	Weighted Average Exercise Price	Average Remaining Contractual Term (In Years)

Warrants outstanding at February 28, 2010	5,663,011	$1.60	1.67
Granted	11,762,087	2.70
Exercised	(4,943,939)	0.93
Forfeited, cancelled and expired	(1,800,178)	1.37
Warrants outstanding at February 28, 2011	10,680,981	1.63	1.87
Granted	2,177,724	2.58
Exercised	(1,833,920)	1.17
Forfeited, cancelled and expired	(237,144)	3.90
Warrants outstanding at February 29, 2012	10,787,641	1.86	2.80
Granted	10,222,330	0.82
Exercised	(1,000,000)	1.00
Forfeited, cancelled and expired	(838,867)	2.48
Warrants outstanding at February 28, 2013	19,171,104	1.32	3.53

Warrants exercisable and outstanding at February 28, 2013	18,346,103	$1.32	3.49

The exercisable warrants as of February 28, 2013 had no aggregate intrinsic value because the market value of our common stock on February 28, 2013 of $0.39 per share was lower than the exercise prices of the exercisable warrants.

The exercise prices of warrants outstanding at February 28, 2013 and February 29, 2012 ranged from $0.53 to $4.00 and $1.00 to $4.00, respectively. The weighted average fair value of warrants granted was $0.49 and $2.23 at the years ended February 28, 2013 and February 29, 2012, respectively.

As of February 28, 2013, there was $0.3 million of unamortized expense, which is expected to be over the remaining weighted average contractual life of 2.4 years.

The total intrinsic value of warrants exercised during fiscal 2013, 2012, and 2011 was $0.6 million, $3.4 million, and $13.2 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

Common Stock Reserved for Future Issuance

The following table summarizes our shares of common stock reserved for future issuance at February 28, 2013:

Number of Shares
Stock options outstanding	17,373,932
Warrants outstanding	19,171,104
Stock options available for future grant	2,627,959
Common stock reserved for future issuance	39,172,995

NOTE 10 — LOSS PER SHARE

Basic net income per share is based on the weighted average number of common shares outstanding. Diluted net income per share is based on the weighted average number of common shares and common share equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and warrants except when the effect of their inclusion would be anti-dilutive. As of February 28, 2013, there were potentially dilutive securities of options exercisable to purchase 17.4 million shares of common stock, and warrants exercisable to purchase 19.2 million shares of common stock. As the inclusion of these outstanding stock options and warrants would be anti-dilutive, they were excluded from the computation of loss per share. Accordingly, basic net loss per share and diluted net loss per share are identical for each of the periods presented in the accompanying statement of operations.

NOTE 11 — CONTINGENCIES

Litigation

In the normal course of business, we may become involved in various legal proceedings. Except as stated below, we know of no pending or threatened legal proceeding to which we are or will be a party that, if successful, might result in a material adverse change in our business, properties or financial condition.

Litigation Update

Ongoing Litigation

Augme Technologies, Inc. v. AOL, Inc. and Time Warner, Inc., Civil Action No. 1:12-cv-05439-CM (transferred from Civil Action No. 1:09-cv-04299-RWS (S.D.N.Y.)), a patent infringement and trademark infringement lawsuit pending in the U.S. District Court for the Southern District of New York (transferred from the U.S. District Court for the Central District of California) since September 10, 2008.

The case is a patent infringement case originally filed by Augme against AOL, Inc. and Time Warner, Inc. in the Central District of California and subsequently transferred to the Southern District of New York. It also originally included a trademark infringement action against AOL, Inc. for use of the BOOMBOX trademark which has subsequently been dismissed. In its patent infringement claim, Augme sought both monetary relief for patent infringement damages and injunctive relief against further infringement by AOL and Time Warner. The AOL defendants and Augme agreed to settle litigation between themselves and,on February 26, 2013, the case was dismissed between those parties. The stayed case remains pending against Time Warner, Inc. Below is a summary of the current status of this case.

On June 13, 2012, the patent infringement claims were transferred from Judge Robert Sweet to Judge Colleen McMahon. The residual claims for trademark infringement, unfair competition and false designation of origin, which remained with Judge Sweet, were dismissed by agreement of the parties on November 19, 2012.

With regard to the patent infringement claims, Time Warner filed a Motion for Judgment on the Pleadings on September 27, 2012, and, shortly thereafter, a Motion for Rule 11 Sanctions on October 23, 2012. On October 26, 2012, the Court suasponte stayed the case regarding any claims related to U.S. Patent No. 7,269,636 (“‘636 patent”), pending the outcome of the ongoing reexamination of that patent by the U.S. Patent and Trademark Office. Because the remaining patent-in-suit, U.S. Patent Nos. 6,594,691 (“‘691 patent”), is closely related to the ‘636 patent, Augme moved to stay the case in its entirety on November 5, 2012. On December 20, 2012, Judge McMahon denied Augme’s motion to stay as to the ‘691 patent and did not disturb the preexisting stay as to the ‘636 patent.

Because of Judge McMahon’s requirement that all discovery in the case be completed by the end of February 2013 and given that discovery as to the ‘691 patent would be totally duplicative of discovery which would have to be conducted later as to the ‘636 patent, on January 7, 2013, Augme filed a covenant not to sue defendants on the ‘691 patent and a motion to dismiss the ‘691 patent from the case. Based on the pendency of the motion to dismiss, on January 11, 2013, Magistrate Judge Gabriel Gorenstein adjourned all further discovery as to the ‘691 patent.

On January 16, 2013, Judge McMahon entered an order dismissing the ‘691 patent from the case and maintaining the stay as to the ‘636 patent. She placed the case on suspension and denied Time Warner’s pending motions without prejudice.

The AOL defendants and Augme agreed to settle the litigation as between Augme, on the one hand, and AOL, Inc. and AOL Advertising, Inc., on the other. Accordingly, on February 6, 2013, Augme and the AOL defendants filed a Joint Motion for Stipulated Dismissal of the case as between those parties. On February 26, 2013, Judge McMahon entered an Order of Dismissal as to the parties, AOL, Inc. and AOL Advertising, Inc. The stayed case remains pending against Time Warner, Inc.

Augme Technologies, Inc. v. Yahoo! Inc., Civil Action No. 3:09-cv-05386-JCS, a patent infringement lawsuit pending in the U.S. District Court for the Northern District of California since November 16, 2009. On December 21, 2010, Yahoo! filed a first amended answer to Augme’s complaint, in which Yahoo! asserted its own counterclaim against Augme alleging infringement of, inter alia, U.S. Patent Nos. 7,640,320 (“‘320 patent”) and 7,512,622 (“‘622 patent”). On August 21, 2012, the parties stipulated to dismissal of Yahoo’s claim for infringement of the ‘622 patent with prejudice.

This case is a patent infringement lawsuit brought by Augme against Yahoo, Inc. Yahoo has also counterclaimed for patent infringement. In this case, Augme is seeking monetary relief for patent infringement damage and injunctive relief against future infringement. A summary of the case is set forth below.

With respect to Augme’s claims of patent infringement, on June 11, 2012, Yahoo! renewed its Motion for Summary Judgment of non-infringement. The Court heard argument on the summary judgment issues on July 20, 2012. On August 8, 2012, the Court granted Yahoo!’s Motion for Summary Judgment of non-infringement, dismissing Augme’s patent claims against Yahoo! and declining to address Augme’s previously filed Motion for Partial Summary Judgment of validity. Based on the Court’s summary judgment order, Augme moved for Entry of Judgment under Rule 54(b). Yahoo! opposed Augme’s motion in light of the pending counterclaim for infringement of the ‘320 patent. Nonetheless, Augme’s motion was granted by the Court on October 29, 2012, and final judgment was entered shortly thereafter on November 15, 2012. On December 12, 2012, Augme filed a Notice of Appeal as to the judgment as to the Augme patent. The appeal was docketed by the Federal Circuit on December 19, 2012.

With respect to Yahoo!’s counterclaim regarding infringement of the ‘320 patent, the parties agreed to and filed a stipulation of infringement of this patent on December 13, 2012, under the Court’s claim construction ruling of January 3, 2012. The parties also stipulated to entry of judgment under Rule 54(b) and 28 U.S.C. § 1292(c)(2), which permits the entry of judgment in patent cases “which … [are] final except for an accounting.” The parties also requested that the Court stay the remainder of the case pending Augme’s appeal to the Federal Circuit Court of Appeals. The Court signed such an order on December 13, 2012, and entered it the next day. Augme filed with the district court a Notice of Appeal to the Federal Circuit Court of Appeals as to Yahoo!’s ‘320 patent judgment on January 11, 2013. The second appeal was docketed by the Federal Circuit on February 6, 2013 and consolidated with the prior appeal. Both consolidated appeals remain pending before the Federal Circuit.

Augme Technologies, Inc. v. Millennial Media, Inc., Civil Action No. 1:12-cv-00424, a patent infringement lawsuit pending in the U.S. District Court for the District of Delaware as of April 5, 2012. Augme filed a case against Millennial Media, Inc., asserting three causes of action involving alleged patent infringement related to Augme-owned United States Patent No. 7,783,721, United States Patent No. 7,269,636 and United States Patent No. 6,594,691.

This case is a patent infringement lawsuit filed by Augme against Millenial Media, Inc. As originally filed, Augme was seeking monetary relief for patent infringement damage and injunctive relief against future infringement. A summary of the current status is set forth below.

On May 30, 2012, Millennial Media filed a Motion to Dismiss For Failure to State a Claim Under Federal Rule of Civil Procedure 12(b)(6). Augme filed an amended complaint and an answer brief on June 18, 2012, and Millennial Media withdrew its Motion to Dismiss on June 28, 2012. A Scheduling Order was entered on September 28, 2012. The case has been set for a seven day jury trial beginning on September 15, 2014. On March 22, 2013, the parties began settlement discussions. To facilitate those discussions, the parties filed, on April 12, 2013, a stipulation to stay further proceeding in the case which Judge Stark entered as an order on April 18, 2013.

Brandofino Communications vs. Augme Technologies, Inc. On September 27, 2011, Brandofino Communications, Inc. (“Brandofino”) filed suit against Augme and New Aug LLC in the Supreme Court of the State of New York, New York County. The complaint alleges, inter alia, breach of contract and unjust enrichment claims arising from work Brandofino allegedly performed for Augme pursuant to a marketing agreement entered into by Brandofino and Augme. Augme has served its Answer and set forth counterclaims for breach of contract, unfair competition, tortious interference with business relations, and violations of New York General Business Law Section 349 (relating to violations of Augme’s intellectual property rights). The Company intends to vigorously defend against Brandofino’s claim and pursue its counterclaims.

Shaub& Williams, L.L.P., vs. Augme Technologies, Inc. In connection with this matter, Augme's prior counsel, Shaub& Williams, LLP, on or about February 19, 2013 purported to file, and on March 15, 2013 purported to serve, a Complaint in the United States District Court for the Southern District of New York captioned Shaub & Williams, L.L.P. against Augme Technologies, Inc., Case No. 13 CIV 1101, seeking recovery on a quantum meruit (value of services) basis attorney's fees in the amount of $2,249,686.25 for its prior representation of Augme in the Tacoda litigation. Augme disputes the claim and intends to contest it vigorously. In response to Augme's objection that jurisdiction was improperly pleaded, on or about March 22, 2013 Shaub & Williams purported to file, and on March 28, 2013 purported to serve on Augme, a First Amended Complaint that cured such defect. Augme disputes the claim and intends to contest it vigorously. On April 12, 2013 Augme filed and served (1) an Answer denying the material allegations and claims of the First Amended Complaint; (2) counterclaims for professional negligence and breach of contract. The initial meeting of counsel took place May 1, 2013. The initial Pretrial Conference is scheduled for May 23, 2013.

Settled Litigation

Augme Technologies, Inc. v. Tacoda, Inc. and AOL, Inc., Civil Action No. 1:07-cv-07088-CM-GWG (the “Tacoda litigation”), a patent infringement lawsuit pending in the U.S. District Court for the Southern District of New York since August 2007. The Court ruled that the temporal scope of the Tacoda case was limited to the period before AOL began to integrate Tacoda’s systems into its own systems. Defendants represented to the Court that such integration commenced on September 28, 2007.

On August 24, 2012, Augme covenanted not to sue the defendants for any infringing activities related to the accused Tacoda systems before September 28, 2007 and thus, Augme voluntarily dismissed all claims against the defendants. The Stipulation of Voluntary Dismissal specifically noted that the Covenant Not To Sue would not preclude enforcement of Augme’s other pending suits against AOL Inc., AOL Advertising, Inc. and Time Warner, as well as against AOL, Inc. and Gannett Co., Inc. The Court entered an order dismissing the Tacoda litigation on September 4, 2012, thus fully terminating that action as to all parties.

LucidMedia Networks, Inc., v. Augme Technologies, Inc., Civil Action 3:11-cv-282-HEH was severed from the Gannett litigation that was transferred out of Virginia and to New York. This severed counterclaim for alleged patent infringement was filed in the U.S. District Court for the Eastern District of Virginia as an Amended Complaint on August 9, 2011. On January 23, 2012, LucidMedia and Augme agreed on a preliminary settlement of all issues, and the Court entered an order staying all proceedings in the Eastern District of Virginia pending settlement discussions. A final settlement agreement was reached on April 19, 2012, resulting in a patent license and services partnership.

Augme Technologies, Inc. v. Pandora, Inc., Civil Action No. 1:11-cv-00379, a patent infringement lawsuit pending in the U.S. District Court for the District of Delaware as of April 29, 2011. A Markman hearing was held on February 27, 2012. The Court issued its claim construction order on December 5, 2012. Augme and Pandora settled the litigation and filed a Joint Motion for Stipulated Dismissal with Prejudice on March 11, 2013.

Augme Technologies, Inc. v. Velti, USA, Civil Action No. 1:12-cv-00294, a patent infringement lawsuit pending in the U.S. District Court for the District of Delaware as of March 9, 2012. Velti USA, Inc. is a global provider of mobile marketing and advertising technology and solutions. Augme is asserting three causes of action involving alleged patent infringement related to Augme-owned United States Patent No. 7,783,721, United States Patent No. 7,269,636 and United States Patent No. 6,594,691.

On May 4, 2012, Velti filed a Motion to Dismiss For Failure to State a Claim Under Federal Rule of Civil Procedure 12(b)(6), but withdrew its Motion once Augme filed its First Amended Complaint. Velti then filed its Answer to the Amended Complaint on June 4, 2012. After a Rule 16 scheduling teleconference was conducted with the Court on September 19, 2012, the Court entered a Scheduling Order which set the case for a seven day jury trial beginning on June 16, 2014.

A Mediation conference was held before Magistrate Judge Sherry R. Fallon on February 1, 2013 in which the parties agreed to terms for settlement of the litigation. A formal written agreement incorporating these terms was executed on March 22, 2013. A stipulation of dismissal was filed March 26, 2013 and entered by the court on March 29, 2013.

Velti Ltd v. Augme Technologies, Inc., Civil Action No. C-13-0258. On January 17, 2013, Velti Ltd. Filed a patent infringement suit against Augme in the U.S. District Court for the Northern District of California. Velti’s complaint alleges infringement of U.S. Patent Nos. 8,099,316; 8,099,317; 8,160,916 and 8,239,242, all of which were issued in 2012. The parties agreed to terms for settlement of the case and Velti filed a Notice of Dismissal with prejudice on March 26, 2013.

Augme Technologies, Inc. v. Gannett Co., Inc., LucidMedia Networks, Inc. and AOL, Inc., Civil Action No. 1:11-cv-05193-CM (previously Augme Technologies, Inc. v. Gannett Co., Inc., LucidMedia Networks, Inc. and AOL, Inc., Civil Action No. 3:11-cv-00282-HEH (E.D.Va.)), a patent infringement lawsuit filed in the U.S. District Court for the Eastern District of Virginia on April 29, 2011, subsequently transferred to the U.S. District Court for the Southern District of New York. This case involves Augme’s claims of infringement of U.S. Patent Nos. 7,783,721 and 7,831,690.

On June 24, 2011, LucidMedia Networks, Inc. filed a counterclaim against Augme in the U.S. District Court for the Eastern District of Virginia.

On April 26, 2012, Augme announced that a final settlement agreement was reached with LucidMedia. LucidMedia’s counterclaims against Augme, pending in the Eastern District of Virginia, were dismissed pursuant to the settlement as well as Augme’s claims against LucidMedia pending in the Southern District of New York. The remaining parties’ Opening Claim Construction briefs were submitted on June 22, 2012, and the Court issued its ruling on the disputed claim terms on August 28, 2012.The Court required supplemental Markman briefing on one disputed claim term to be submitted by October 5, 2012. The parties are awaiting the Court’s decision on the construction of the remaining claim term, at which point discovery will resume.

AOL and Augme agreed to settle the litigation as between themselves. Accordingly, on February 6, 2013, Augme and AOL filed a Joint Motion for Stipulated Dismissal of the case as between Augme and AOL. On February 6, 2013, Judge McMahon entered an Order of Dismissal as to AOL, Inc.

The case then remained pending against Gannett Co., Inc. only. Gannett and Augme agreed to settlement terms on April 10, 2013 and the entire case was dismissed with prejudice by order of Judge McMahon on April 15, 2013.

OPERATING LEASES

As of February 28, 2013 we leased space in four locations under non-cancellable leases, with initial terms of one to three years. Total rent expense under operating leases was $906,151, $789,672, and $277,837, for the years ended February 28, 2013, February 29, 2012, and February 28, 2011, respectively.

As of February 28, 2013, future minimum lease payments under non-cancelable operating leases are as follows:

Fiscal year 2014	$1,039,689
Fiscal year 2015	577,779
Fiscal year 2016 and thereafter	161,978
Total	$1,779,446

NOTE 12 — CONCENTRATION OF RISK

During the year ended February 28, 2013, two clients accounted for approximately 16% of our revenues and no other client accounted for over 5% of revenues. During the year ended February 29, 2012, four clients accounted for approximately 29% of our revenues and no other client accounted for over 5% of revenues.

At February 28, 2013, three customers accounted for 23% of accounts receivable, the largest of which accounted for 9%. At February 29, 2012, three customers accounted for 25% of accounts receivable, the largest of which accounted for approximately 11%.

NOTE 13 — SUBSEQUENT EVENTS

On March 7, 2013, we announced the downsizing of our division which was primarily involved with the development and monetization of our non-core patent and IP portfolio. The downsizing was facilitated by the sale of the assets and assumption of our lease which was utilized by our office and operations based in Tucson, Arizona. The downsizing is part of our broader strategy to focus on our core mobile advertising and mobile marketing business and does not include the sale or license of any intellectual property assets. We will continue to pursue beneficial monetization efforts of our patents and IP litigation efforts that were underway at the time of downsizing.
On March 11, 2013, we entered into a settlement with Pandora Media, Inc. ("Pandora"), regarding Civil Action No. 1:11-cv-00379. Under the settlement, we have granted a fully paid-up license of certain patents for use by Pandora in its products in exchange for a lump sum payment of $250,000. Each party has agreed not to sue the other for claims related to the released matters.

On March 22, 2013, we entered into a settlement with Velti Limited and Velti USA, Inc. (“Velti”), regarding Civil Action No. 1:12-cv-00294-LPS. Under the settlement we have granted a fully paid-up license of certain patents for use by Velti in exchange for a lump sum payment of $200,000. Each party has agreed not to sue the other for claims related to the released matters.

On April 5, 2013, we entered into a Separation and Release Agreement with Mr. Robert F. Hussey, former Chief Executive Officer and director of the Company. Mr. Hussey separated from service as an officer and director of the Company on March 1, 2013.

On April 10, 2013, we entered into a settlement with Gannett Co., Inc. (“Gannett”), regarding Civil Action No. 11-cv-05193. Under the settlement, we have granted a fully paid-up license of certain patents for use by Gannett in exchange for a lump sum payment of $150,000. Each party has agreed not to sue the other for claims related to the released matters.

On May 9, 2013, we announced that we had secured an accounts receivable credit facility from Silicon Valley Bank. The revolving loan credit facility has a two-year term and allows us to borrow up to $5.0 million based upon a predetermined formula in the credit and security agreement.

NOTE 14 — QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for the years ended February 28, 2013 and February 29, 2012 is as follows:

	First	Second	Third	Fourth	Total

Fiscal 2013 quarter:	Restated (1)	Restated (1)	Restated (1)
Total revenues	$5,078,351	$6,189,220	$7,433,051	$7,509,480	$26,210,101
Operating loss	$(4,944,918)	$(7,160,379)	$(41,005,388)	$(7,862,374)	$(60,974,444)
Net loss	$(4,942,273)	$(2,299,598)	$(33,706,071)	$(7,887,968)	$(48,837,295)
Basic and diluted	$(0.05)	$(0.02)	$(0.31)	$(0.07)	$(0.47)

Fiscal 2012 quarter:		Restated (1)	Restated (1)	Restated (1)	Restated (1)
Total revenues	$1,205,786	$1,287,122	$4,424,540	$5,032,922	$11,950,370
Operating loss	$(4,030,960)	$(6,008,740)	$(10,413,455)	$(9,431,320)	$(29,884,474)
Net income/(loss)	$(4,016,586)	$3,973,239	$(11,377,289)	$(11,181,743)	$(22,603,202)
Basic and diluted	$(0.06)	$0.06	$(0.13)	$(0.12)	$(0.28)

(1)	As described in Note 3 to our financial statements, our financial statements for the fiscal year ended February 29, 2012 and quarterly and year-to-date periods ended August 31, 2011, November 30, 2011, February 29, 2012, May 31, 2012 August 31, 2012 and November 30, 2012 have been restated from amounts previously reported to reflect additional goodwill, deferred tax liability and income tax benefits associated with the acquired assets from our acquisitions of Hipcricket and JAGTAG, both of which occurred during fiscal year 2012, and our acquisition of GEOS, which occurred during the first quarter of 2013. Our restated financial statements for the three and nine months ended November 30, 2012 reflect additional impairment expense recorded in those periods for revisions to our interim impairment analysis performed as of November 30, 2012, as a result of the higher carrying values of our goodwill and intangible assets.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by us in connection with the sale of common stock being registered.  All amounts are estimated, except the registration fee:

SEC registration fee	$1,809
Printing fees and expense	3,500
Legal fees and expenses	50,000
Accounting fees and expenses	12,000
Miscellaneous	5,000
Total	$72,309

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are subject to the laws of Delaware on corporate matters, including its indemnification provisions.  Section 102 of the General Corporation Law of Delaware (the “DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.  The statute provides that indemnification pursuant to these provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Pursuant to Article Eight of our certificate of incorporation (“Article Eight”), we are authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents (and any other persons to which Delaware law permits us to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to action for breach of duty to us, our stockholders and others.

Article Eight also states that our directors shall not be personally liable to us or any stockholder for monetary damages for breach of fiduciary duty as a director, except of any matter in respect of which such director shall be liable under Section 174 of the DGCL or shall be liable because the director (1) shall have breached his duty of loyalty to us or our stockholders, (2) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, or (3) shall have derived an improper personal benefit.  Article Eight further states that the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL as amended at any time in the future.

Under Article Eight and Article Six of our bylaws, any person who was or is made a party or is threatened to be made a party to or is in any way involved in any threatened, pending or completed action suit or proceeding, whether civil, criminal, administrative or investigative, including any appeal therefrom, by reason of the fact that he is or was a director or officer of ours or was serving at our request as a director or officer of another entity or enterprise (including any subsidiary), shall be indemnified and held harmless by us and we are required to advance all expenses incurred by such person in defense of any such proceeding prior to its final determination, to the fullest extent authorized by the DGCL.  These rights are not exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

We have entered into indemnification agreements with each of our directors and executive officers.  These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

Within the past three years, we have sold or issued the following securities that were not registered under the Securities Act.  Unless otherwise indicated, all of the securities were offered and sold in reliance upon the  exemption from registration afforded under Section 4(a)(2) of the Securities Act, including in some cases, Rule 506(b) of Regulation D promulgated thereunder, in that they did not involve a public offering.  Except as stated below, no underwriting discounts or commissions were payable with respect to any of the following transactions.

On October 4, 2013, we completed a $9,550,000 financing transaction with 13 accredited investors.  The investors purchased units of our securities at $0.40 per unit.  Each unit consisted of one share of our common stock and a warrant to purchase three-tenths of one share of our common stock.  The aggregate units purchased in the financing consisted of 23,875,000 shares of our common stock and warrants to purchase up to 7,162,500 shares of our common stock.  The warrants have a term of years and have an exercise price of $0.60 per share.

On October 4, 2013, we issued to Northland Securities, Inc., the placement agent in the above referenced offering, in connection with that offering and previously rendered services, a 10-year warrant to purchase up to 596,875 shares of common stock and a 5-year warrant to purchase up to 106,293 shares of common stock, both warrants having an exercise price of $0.60 per share, and 354,310 shares of common stock.

On August 31, 2013, we issued 62,293 shares of our common stock to our independent directors in payment of $24,917 in directors’ fees.  The issued shares were valued at $0.40 per share.

On August 29, 2013, we completed an issuer tender offer under Exchange Act Rule 13e-4, pursuant to which we granted repriced options to purchase an aggregate of 1,261,710 shares of our common stock (“repriced options”) in exchange for outstanding options to purchase an aggregate of 5,460,424 shares of our common stock (“tendered options”).  The tendered options, which were issued under our 2010 Incentive Stock Option Plan, had exercise prices of $1.00 per share or more.  The exercise price of the repriced options was $0.42 per share, which was the last trading price per share of our common stock on the expiration date of the exchange offer.  The repriced options were granted in exchange for the tendered options without payment of any consideration in reliance on the exemption from registration under Section 3(a)(9) under the Securities Act.

On June 17, 2013, in connection with the appointment of Michael Brochu to our board of directors, we issued Mr. Brochu a warrant for the purchase of 300,000 shares of our common stock at an exercise price of $0.39 a share or on a cashless basis.  The warrant vests in equal increments over a period of 36 months, provided, however, that the vesting of the warrant will be accelerated in the event of a Control Change, as defined in the warrant agreement.  The term of the warrant is five years.

On May 31, 2013, we issued 71,530 shares of our common stock to our independent directors in payment of $25,750 in directors’ fees.  The issued shares were valued at $0.36 per share.

On April 1, 2013, we issued 50,000 shares of our common stock to Hayden IR in payment of professional services rendered.  The issued shares were valued at $0.40 per share.

On January 21, 2013, in connection with the appointment of former director Roberta L. Minicola to our board of directors, we issued Ms. Minicola a warrant for the purchase of 300,000 shares of our common stock at an exercise price of $0.53 a share or on a cashless basis.  The warrant vests in equal increments over a period of 36 months, provided, however, that the vesting of the warrant will be accelerated in the event of a Control Change, as defined in the warrant agreement.  The term of the warrant is five years.

On December 12, 2012, we issued to Roth Capital Parnters LLC, for advisory services related to a subsequent registered stock offering, a three-year warrant to purchase up to 150,000 shares of common stock at an exercise price of $0.60 per share.

On November 2, 2012, in connection with the contingent consideration obligation pursuant to the purchase of the assets of the former Hipcricket, Inc., we issued 3,734,835 shares of our common stock to certain of the former employees of the former Hipcricket, Inc.  Pursuant to the terms of the purchase agreement for the assets of the former Hipcricket, Inc., the issued shares were calculated using a negotiated price of $2.00 per share.

On September 27, 2012, in connection with the sale of a promissory note to our former director Ernest W. Purcell, we issued Mr. Purcell a warrant for the purchase of 50,000 shares of our common stock at an exercise price of $1.50 per share or on a cashless basis.  The warrant has a term of five years.

On September 25, 2012, in connection with the Separation and Release Agreement with our former Chief Executive Officer, Paul Arena, we issued Mr. Arena a warrant for the purchase of 250,000 shares of our common stock at an exercise price of $1.50 per share.  The warrant has a term of five years.

On September 18, 2012, in connection with the sale of a promissory note to Jay Joliat, an accredited investor, we issued Mr. Joliat a warrant for the purchase of 62,500 shares of our common stock at an exercise price of $0.90 per share or on a cashless basis.  The warrant has a term of five years.

On June 17, 2012, in connection with the appointment of former executive officer and director Robert F. Hussey to the board of directors, we issued Mr. Hussey a warrant for the purchase of 300,000 shares of our common stock at an exercise price of $1.20 per share or on a cashless basis.  The warrant vests in equal increments over a period of 36 months, provided, however, that the vesting of the warrant will be accelerated in the event of a Control Change, as defined in the warrant agreement.  The term of the warrant is five years.

On August 25, 2012, in connection with the contingent consideration obligation pursuant to the purchase of the assets of the former Hipcricket, Inc., we became obligated to issue, and subsequently issued, 5,500,036 shares of our common stock to the former stockholders of the former Hipcricket, Inc.  Pursuant to the terms of the purchase agreement for the assets of the former Hipcricket, Inc., the issued shares were calculated using a negotiated price of $2.00 per share.

On June 15, 2012, in connection with the appointment of former officer and director Robert F. Hussey as Interim Chief Operating Officer, we issued Mr. Hussey a warrant for the purchase of 250,000 shares of our common stock at an exercise price of $2.20 a share.  The warrant vests in equal increments over a period of 6 months.  The term of the warrant is three years.

On June 6, 2012, in connection with a cashless exercise of an option for 50,000 shares of our common stock, we issued Bluebird Springs Ventures, LLC 88,318 shares of our common stock.  The exercise price of the option was $0.25 per share and was paid with 11,682 shares of our common stock.  The shares were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 3(a)(9) of the Securities Act.

On May 31, 2012, in connection with a cashless exercise of an option for 50,000 shares of our common stock, we issued Dixie Meadows LLC 44,002 shares of our common stock.  The exercise price of the option was $0.25 per share and paid with 5,998 shares of our common stock.  The shares were issued without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 3(a)(9) of the Securities Act.

On May 24, 2012, in connection with the acquisition of  GEOS Communications IP Holdings, Inc. (“GEOS”), we issued 1,860,465 shares of our common stock to the holders of  preferred stock.  Pursuant to the terms of the purchase agreement for GEOS, the issued common shares were valued at $2.05 per share.  Those shares of common stock were released from escrow on July 24, 2013.

On November 16, 2011, we issued a warrant to purchase 235,000 shares of common stock to Northland Securities, Inc., a warrant to purchase 141,000 shares of common stock to ThinkEquity LLC, and a warrant to purchase 94,000 shares of common to Brean Murray, Carret & Co., LLC, the underwriters in a public offering completed in November 2011.  These five-year warrants have an exercise price of $2.47 per share.

On August 25, 2011, we completed our acquisition of the assets of the former Hipcricket, Inc.  In connection with the acquisition, we issued 11,457,359 shares of our common stock to the stockholders of the former Hipcricket, Inc.  Pursuant to the terms of the purchase agreement for the former Hipcricket, Inc., the issued shares were valued at $3.10 per share.

On July 22, 2011, we completed our acquisition of the assets of JAGTAG, Inc.  In connection with the acquisition, we issued 1,469,829 shares of our common stock to holders of JAGTAG, Inc.’s equity and equity-linked securities.  Pursuant to the terms of the purchase agreement, the issued shares were valued at $3.86 per share.

On June 3, 2011, in connection with the exercise of an option, we issued to Eric Schedeler, a former officer and director, 10,000 shares of our common stock.  The shares were purchased at an exercise price of $0.25 per share for an aggregate purchase price of $2,500.

On May 2, 2011, in connection with the exercise of an option, we issued Eric Schedeler, a former officer and director, 10,000 shares of our common stock.  The shares were purchased at an exercise price of $0.25 per share for an aggregate purchase price of $2,500.

On May 2, 2011, in connection with the exercise of two options, we issued Jeffrey Spenard, a former director and executive officer, 63,000 shares of our common stock.  The shares were purchased at an exercise price of $1.50 per share for an aggregate purchase price of $94,500.

On April 18, 2011, in connection with the exercise of an option, we issued Scott Russo, a former officer, 100,000 shares of our common stock.  The shares were purchased at an exercise price of $1.63 per share for an aggregate purchase price of $163,000.

On April 8, 2011, in connection with the exercise of two options, we issued Stephanie Caamano 6,976 shares of our common stock.  5,586 shares were purchased at an exercise price of $1.23 per share, and 1,390 shares were purchased at an exercise price of $3.00 per share, for an aggregate purchase price of $11,040.78.

On April 6, 2011, in connection with the exercise of an option, we issued James Lawson, a former officer, 100,000 shares of our common stock.  The shares were purchased at an exercise price of $1.63 per share for an aggregate purchase price of $163,000.

On April 3, 2011, in connection with the exercise of an option, we issued Eric Schedeler, a former officer, 10,000 shares of our common stock.  The shares were purchased at an exercise price of $0.25 per share for an aggregate purchase price of $2,500.

On March 17, 2011, in connection with the exercise of an option, we issued James Lawson 50,000 shares of our common stock.  The shares were purchased at an exercise price of $1.00 per share for an aggregate purchase price of $50,000.

On March 14, 2011, in connection with the exercise of an option, we issued Sean Bradley, a former employee, 125,000 shares of our common stock.  The shares were purchased at an exercise price of $0.62 per share for an aggregate purchase price of $77,500.

On March 14, 2011, in connection with the exercise of an option, we issued Nathanial Bradley, a former employee, 250,000 shares of our common stock.  The shares were purchased at an exercise price of $0.62 per share for an aggregate purchase price of $155,000.

On March 14, 2011, in connection with the exercise of a warrant, we issued Murray Zung 62,500 shares of our common stock.  The shares were purchased at an exercise price of $1.75 per share for an aggregate purchase price of $109,375.

On March 8, 2011, in connection with the exercise of a warrant, we issued J. Scott Rainey & Teresa M. Rainey JTWROS 28,000 shares of our common stock.  The shares were purchased at an exercise price of $0.25 per share for an aggregate purchase price of $7,000.

On March 3, 2011, in connection with the exercise of an option, we issued Eric Schedeler, a former officer and director, 10,000 shares of our common stock.  The shares were purchased at an exercise price of $0.25 per share for an aggregate purchase price of $2,500.

On February 14, 2011, we completed a $9,001,759 financing transaction with 24 investors.  The investors purchased units of our securities at $3.25 per unit.  Each unit consisted of one share of our common stock and a warrant to purchase one-quarter of one share of our common stock.  The aggregate units purchased in the financing consisted of 2,769,772 shares of our common stock and warrants to purchase up to 692,443 shares of our common stock.  The warrants have a term of five years and have an exercise price of $4.00 per share.  We paid sales commissions in the aggregate amount of $661,990  in connection with the offering.

On November 30, 2010, we completed a $2,000,000 financing transaction with 14 investors.  The investors purchased units of our securities at $2.00 per unit.  Each unit consisted of one share of our common stock and a warrant to purchase one-half share of our common stock.  The aggregate units purchased in the financing consisted of 1,000,000 shares of our common stock and warrants to purchase up to 500,000 shares of our common stock.  The warrants have a term of 3 years and have an exercise price of $2.50 per share.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

See the Exhibit Index set forth on page II-8 of this registration statement, which is incorporated herein by reference.

ITEM 17.  UNDERTAKINGS

A,           The undersigned registrant hereby undertakes:

1.           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.           To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

1.           Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

2.           Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

E.           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Kirkland, Washington, on November 7, 2013.

HIPCRICKET, INC. By: /s/ Ivan E. Braiker Ivan E. Braiker President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Dated: November 7, 2013	/s/ Ivan E. Braiker Ivan E. Braiker, President and Chief Executive Officer (Principal Executive Officer)
Dated: November 7, 2013	/s/ * Michael Brochu, Director
Dated: November 7, 2013	/s/ * John M. Devlin, Jr., Director
Dated: November 7, 2013	/s/ * Donald E. Stout, Director
Dated: November 7, 2013	/s/ * Todd E. Wilson, Director
Dated: November 7, 2013	/s/ Thomas J. Virgin Thomas J. Virgin, Chief Financial Officer (Principal Financial and Accounting Officer) * By: /s/ Thomas J. Virgin Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation, as amended (28)

3.2	Restated Bylaws, as amended (24)

4.1	Form of Investor Warrant for Purchase of Common Stock dated February 14, 2011 (5)

4.2	Form of Investor Warrant for Purchase of Common Stock dated September 27, 2012 (14)

4.3	Form of Investor Warrant to Purchase Common Stock dated February 4, 2013 (16)

4.4	Form of Investor Warrant to Purchase Common Stock dated October 4, 2013 (27)

4.5	Registrations Rights Agreement dated October 4, 2013 between the registrant and the purchasers identified in the signatures pages thereto (27)

5.1	Opinion of Perkins Coie LLP*

101	Amendment dated November 28, 2011 to Employment Agreement between the registrant and Ivan Braiker +(7)

10.2	Second Amendment to Employment Agreement between the registrant and Ivan Braiker dated March 1, 2013 +(18)

10.3	Third Amendment to Employment Agreement between the registrant and Ivan Braiker dated July 5, 2013 +(25)

10.4	Employment Agreement dated October 7, 2011 between the registrant and Thomas J. Virgin +(7)

10.5	Employment Agreement dated June 17, 2013 between the registrant and Douglas Stovall +(26)

10.6	Letter to Todd E. Wilson dated June 8, 2010 regarding appointment to Board of Directors +(3)

10.7	Amendment dated November 30, 2010 to letter agreement between the registrant and Todd E. Wilson +(4)

10.8	Second Amendment to letter agreement with Todd Wilson dated July 5, 2013 +(25)

10.9	Letter to Don Stout dated January 4, 2010 regarding appointment to Board of Directors +(6)

10.10	Amendment dated March 16, 2011 to letter agreement between the registrant and Donald E. Stout +(7)

10.11	Second Amendment dated November 28, 2011 to letter agreement between the registrant and Donald E. Stout +(7)

10.12	Third Amendment dated July 5, 2013 to letter agreement with Donald Stout +(25)

10.13	Letter dated March 5, 2012 to John M. Devlin, Jr. regarding appointment to the Board of Directors +*

10.14	Amendment dated July 5, 2013 to letter agreement with John M. Devlin, Jr. dated July 5, 2013 +(25)

10.15	Letter dated June 17, 2013 to Michael Brochu regarding appointment to the Board of Directors +(26)

10.16	Warrant for Purchase of Common Stock issued to Michael Brochu on June 17, 2013 +(26)

10.17	Form of Indemnification Agreement with Company directors and executive officers (10)

10.18	Separation and Release Agreement dated March 1, 2013 between the registrant and Robert F. Hussey +(19)

10.19	Warrant for Purchase of Common Stock issued to Robert F. Hussey on June 15, 2012 +(12)

10.20	Amendment to Warrant for Purchase of Common Stock issued to Robert F. Hussey on June 15, 2012 +(15)

10.21	Separation and Release Agreement dated September 25, 2012 between the registrant and Paul Arena +(14)

10.22	Warrant for Purchase of Common Stock issued to Paul Arena on September 25, 2013 +(14)

10.23	Amended Consulting Agreement dated May 16, 2013 between the registrant and Trove Capital Partners LLC +(28)

10.24	Loan and Security Agreement dated May 21, 2013 between the registrant and Silicon Valley Bank (23)

10.25	Lease Agreement dated August 26, 2013 between the registrant and Talon Portfolio Services, LLC (28)

23.1	Consent of Freedman & Goldberg, CPA’s, P.C. *

23.2	Consent of Moss Adams LLP *

23.3	Consent of Perkins Coie LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page in Part II of this Registration Statement)

101.INS	XBRL Instance Document **

101.SCH	XBRL Taxonomy Extension Schema Document **

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document **

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document **

101.LAB	XBRL Taxonomy Extension Label Linkbase Document **

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document **

+	Management contract.

*	Previously filed.

**
Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not to be filed or part of a registration statement or prospectus for purposes of Section 11 and 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

(1)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2006.

(2)	Incorporated by reference to the registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 21, 2010.

(3)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 14, 2010.

(4)	Incorporated by reference to the registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 16, 2011.

(5)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2011.

(6)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2011.

(7)	Incorporated by reference to the registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 26, 2013.

(8)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2011, as amended on July 26, 2011.

(9)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2011.

(10)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2011 filed with the Securities and Exchange Commission on January 17, 2012.

(11)	Incorporated by reference to the registrant’s Registration Statement on Form S-3 filed, number 333-175191, with the Securities and Exchange Commission on April 16, 2011.

(12)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2012.

(13)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2012.

(14)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 27, 2012.

(15)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2012 filed with the Securities and Exchange Commission on October 10, 2012.

(16)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2013.

(17)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2013.

(18)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2013.

(19)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 9, 2013.

(20)	Incorporated herein by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 9, 2013.

(21)	Incorporated herein by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2013.

(22)	Incorporated herein by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2013.

(23)	Incorporated by reference to the registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 24, 2013.

(24)	Incorporated herein by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2013.

(25)	Incorporated herein by reference to the registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 10, 2013.

(26)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2013.

(27)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2013.

(28)	Incorporated herein by reference to the registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 9, 2013.